As filed with the Securities and Exchange Commission on February 23, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bright Scholar Education Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

(86) 757-6683-2507

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

801 2nd Avenue, Suite 403

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Weiheng Chen, Esq. Dan Ouyang, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15F, Jardine House 1 Connaught Place, Central Hong Kong (852) 3972-4955	David T. Zhang, Esq. Benjamin W. James, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3761-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of shares to be registered(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A ordinary shares, par value US$0.00001 per share(1)	11,500,000	US$19.71	US$226,665,000	US$28,219.79

(1)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-217525). Each American depositary share represents one Class A ordinary share.
(2)	Includes 11,500,000 Class A ordinary shares that are issuable upon the exercise of the underwriters’ option to acquire additional shares. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low trading prices on February 22, 2018 of the Registrant’s American depositary shares listed on the New York Stock Exchange, each representing one Class A ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (subject to completion)

Issued February 23, 2018

10,000,000 American Depositary Shares

Bright Scholar Education Holdings Limited

REPRESENTING 10,000,000 CLASS A ORDINARY SHARES

Bright Scholar Education Holdings Limited is offering 10,000,000 American depositary shares, or ADSs. Each ADS represents one Class A ordinary share, par value US$0.00001 per share.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

The ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “BEDU.” On February 22, 2018, the closing trading price for the ADSs, as reported on the NYSE, was US$19.81 per ADS.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 16.

PRICE US$             AN ADS

	Price to public	Underwriting Discounts and Commissions (1)	Proceeds before expenses to Company
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase up to 1,500,000 additional ADSs to cover over-allotments within 30 days after the date of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                 2018.

DEUTSCHE BANK SECURITIES	GOLDMAN SACHS (ASIA) L.L.C.

                    , 2018.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus we may authorize to be delivered or made available to you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including our combined and consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the Frost & Sullivan report.

Our Mission

Our mission is to deliver world-class education to students in China and globally.

Our Business

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2017, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 62 schools as of January 31, 2018, covering the breadth of K-12 academic needs of our students across eight provinces in China. In the three months ended November 30, 2017, we had an average of 33,916 students enrolled at our schools, representing an increase of 60.9% from an average of 21,084 students enrolled during the 2015 school year. Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling BGY Education Investment Management Co, Ltd., or BGY Education Investment, our affiliated entity which controls and holds our schools, through certain contractual arrangements.

Our schools consist of international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level. We are also one of the first school operators in China accredited to administer the full set of International Baccalaureate, or IB, curricula, including its Primary Years Program, Middle Years Program, and Diploma Program. Our bilingual schools place a specific emphasis on developing our students’ English language proficiency and non-academic skillsets, offering elective classes in sports, arts and community service programs. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies. We also offer a range of complementary education services, including overseas camps and after-school programs.

Our schools effectively enhance our students’ academic performance. Approximately 87.0% of the 2017 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London. As of January 31, 2018, students in our 2018 graduating class received over 350 conditional offers in total from global top 50 institutions by the same ranking, including University of Chicago, University of Oxford and University of Cambridge. We believe our bilingual schools are often one of the schools of choice in their respective cities.

The effectiveness of our education, along with our state-of-the-art facilities, student- and parent-centric support services and our brand recognition, allows us to command premium pricing. The average tuition across our six international schools for the 2017 school year was approximately 11.1% higher than that of international programs in China targeting Chinese students, according to the Frost & Sullivan report. Similarly, during the same period, our bilingual schools and kindergartens charged substantially higher tuition than the average tuition of private schools from grade one through nine and kindergartens in China, respectively, according to the Frost & Sullivan report.

We collaborate closely with Country Garden, a related party, which is a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditures. Substantially all of our existing schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet local government requirements and the market needs for education facilities and services in its residential communities. The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of students for our schools, and at the same time drives sales of residential units in the vicinity of our schools. We believe we will continue to benefit from this synergistic relationship as we expand our school network.

We have experienced substantial growth in recent years. Our revenue increased from RMB745.9 million in the 2015 fiscal year to RMB1,040.3 million in the 2016 fiscal year and further to RMB 1,328.4 million (US$201.6 million) in the 2017 fiscal year, representing a compound annual growth rate, or CAGR, of 33.5%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. We had net income of RMB2.9 million and RMB191.8 million (US$29.1 million) in the 2016 and 2017 fiscal years, respectively, compared to net loss of RMB39.9 million in the 2015 fiscal year. We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations. Our adjusted net income was RMB98.0 million in the 2016 fiscal year, which is the only fiscal year where we incurred share-based compensation expenses in the last three fiscal years. For a detailed description of our non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures.”

Our revenue was RMB465.2 million (US$70.4 million) in the three months ended November 30, 2017, representing a 23.0% increase from RMB378.2 million in the three months ended November 30, 2016. Our net income was RMB119.1 million (US$18.0 million), representing a 42.0% increase from RMB83.9 million in the three months ended November 30, 2016. See “—Recent Developments” for details of certain unaudited financial results for the three months ended November 30, 2017.

Our Industry

Formal education includes K-12 education and higher education. The K-12 education system in China consists of public and private schools, with a total of 210.2 million students as of December 31, 2016, according to the Frost & Sullivan report.

The private K-12 education market has been, and is expected to continue to be, an important growth driver of the overall K-12 education market. According to the Frost & Sullivan report, the revenue of private K-12 education market in China increased from RMB99.2 billion in 2011 to RMB217.3 billion in 2016 and is expected to reach RMB370.3 billion in 2021. There were 40.0 million students enrolled at private K-12 schools in China as of December 31, 2016, with the number of students expected to reach 51.1 million by December 31, 2021, according to the Frost & Sullivan report.

International and bilingual private K-12 education targets students who wish to continue post-secondary education at globally-recognized universities. The expansion of the international and bilingual private K-12 education market is primarily driven by the increasing number of students seeking to study abroad, which in turn is the result of increasing wealth of Chinese families and the perceived impact of overseas education on career prospects. The number of Chinese students commencing overseas education was approximately 544,500 in 2016 and is expected to reach approximately 775,900 by 2021, according to the Frost & Sullivan report.

Our Strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

•	significant market leadership with premium pricing;

•	highly effective education;

•	strong operational expertise;

•	full spectrum of pre-college education services;

•	synergistic relationship with Country Garden; and

•	management team members with proven track record.

Our Strategies

We aspire to become a pre-eminent global education service provider and intend to pursue the following strategies to further grow our business:

•	enhance education quality and academic results;

•	promote brand awareness;

•	expand into new markets across China;

•	increase utilization rates and improve operating efficiency;

•	broaden service offerings to enrich learning experience; and

•	pursue strategic alliances and selective acquisition opportunities.

Our Challenges

Our ability to accomplish our mission and execute our strategies is subject to risks and uncertainties, including the following:

•	we may not be able to grow as rapidly as we have in the past several years and maintain or increase profitability in the future;

•	there may be changes in the regulatory regime over the private education industry in China;

•	we may not be able to collaborate with Country Garden on favorable terms or launch schools independent of Country Garden;

•	we may not be able to deliver effective education and enable our students to achieve their academic goals;

•	our reputation may be damaged, including as a result of our staff failing to appropriately supervise students under their care;

•	demand for our international schools may decline as a result of negative changes in immigration policy or various reasons that could increase the difficulty or reduce the demand for Chinese students to study overseas; and

•	there may be significant downturn of the regional economy of Guangdong province, where a majority of our schools are located.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for detailed discussions of these and other risks and uncertainties associated with our business and investing in the ADSs.

Recent Developments

The following is a summary of our selected unaudited combined and consolidated statements of operations data for the three months ended November 30, 2016 and 2017, the selected audited combined and consolidated balance sheet data as of August 31, 2017 and the selected unaudited combined and consolidated balance sheet data and November 30, 2017. Results for the three months ended November 30, 2017 may not be indicative of our full year results for the 2018 fiscal year or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly results of operations.

	Three Months Ended November 30
	2016	2017
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Combined and Consolidated Income Data:
Revenue	378,151	465,223	70,392
Cost of revenue	(222,192)	(248,426)	(37,589)

Gross profit	155,959	216,797	32,803
Selling, general and administrative expenses	(49,229)	(80,563)	(12,190)
Other operating income	686	876	133

Operating income	107,416	137,110	20,746
Interest income, net	459	4,536	686
Investment income	683	5,096	771
Other expenses	(430)	(97)	(14)

Income before income taxes	108,128	146,645	22,189
Income tax expenses	(24,211)	(27,497)	(4,161)

Net income	83,917	119,148	18,028

Net income/(loss) attributable to non-controlling interests	23,247	(359)	(54)

Net income attributable to ordinary shareholders	60,670	119,507	18,082

Net earnings per share attributable to ordinary shareholders (per share)
Basic and diluted	0.61	1.02	0.15

Weighted average shares used in calculating net earnings per ordinary share:
Basic and diluted	100,000,000	117,250,000	117,250,000

	As of
	August 31,	November 30,
	2017	2017
	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	1,883,000	1,609,793	243,576

Restricted cash	13,662	8,661	1,310
Total assets	2,686,632	2,408,875	364,484

Total equity	1,419,458	1,541,727	233,277

Current liabilities	1,202,074	808,356	122,311

Total liabilities	1,267,174	867,148	131,207

Results of Operations

Three Months ended November 30, 2017 Compared to Three Months Ended November 30, 2016

Revenue. Our revenue increased by 23.0% from RMB378.2 million in the three months ended November 30, 2016 to RMB465.2 million (US$70.4 million) in the three months ended November 30, 2017.

•	International schools. Our revenue from international schools increased by 16.5% from RMB149.9 million in the three months ended November 30, 2016 to RMB174.6 million (US$26.4 million) in the three months ended November 30, 2017, primarily due to a 15.3% increase in the average number of students from 6,266 to 7,227, and a 1.3% increase in the average tuition and fees from RMB23,900 to RMB24,200 during the same period.

•	Bilingual schools. Our revenue from bilingual schools increased by 29.2% from RMB120.4 million in the three months ended November 30, 2016 to RMB155.5 million (US$23.5 million) in the three months ended November 30, 2017, primarily due to a 17.1% increase in the average number of students from 13,126 to 15,371, and a 9.8% increase in the average tuition and fees from RMB9,200 to RMB10,100 during the same period.

•	Kindergartens. Our revenue from increased by 20.0% from RMB88.5 million in the three months ended November 30, 2016 to RMB106.2 million (US$16.1 million) in the three months ended November 30, 2017, primarily due to a 15.7% increase in the average number of students from 9,780 to 11,318, and a 4.4% increase in the average tuition and fees from RMB9,000 to RMB9,400 during the same period.

•	Complementary education services. Our revenue from complementary education services increased from RMB19.4 million in the three months ended November 30, 2016 to RMB28.9 million (US$4.4 million) in the three months ended November 30, 2017, primarily due to an increase in the revenue of élan English learning centers from RMB18.1 million to RMB24.7 million, and an increase of RMB2.9 million in other categories of revenue (e.g. camps).

Cost of revenue. Our cost of revenue increased by 11.8% from RMB222.2 million in the three months ended November 30, 2016 to RMB248.4 million (US$37.6 million) in the three months ended November 30, 2017, primarily due to a RMB21.7 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our schools network and the ramp-up of recently opened schools. The average number of our teachers in schools and instructors in training centers increased from 3,173 in the three months ended November 30, 2016 to 3,644 in the three months ended November 30, 2017.

•	International schools. Our cost of revenue from international schools decreased by 2.9% from RMB91.7 million in the three months ended November 30, 2016 to RMB89.0 million (US$13.5 million) in the three months ended November 30, 2017.

•	Bilingual schools. Our cost of revenue from bilingual schools increased by 23.2% from RMB71.5 million in the three months ended November 30, 2016 to RMB88.1 million (US$13.3 million) in the three months ended November 30, 2017.

•	Kindergartens. Our cost of revenue from kindergartens increased by 16.8% from RMB45.8 million in the three months ended November 30, 2016 to RMB53.5 million (US$8.1 million) in the three months ended November 30, 2017.

•	Complementary education services. Our cost of revenue from complementary education services increased by 34.8% from RMB13.2 million in the three months ended November 30, 2016 to RMB17.8 million (US$2.7 million) in the three months ended November 30, 2017..

Gross profit. As a result of the foregoing, our gross profit increased from RMB156.0 million in the three months ended November 30, 2016 to RMB216.8 million (US$32.8 million) in the three months ended November 30, 2017. Our gross margin increased from 41.2% in the three months ended November, 2016 to 46.6% in the three months ended November 30, 2017, primarily due to the scale growth of existing schools, our improved operating efficiency and the increased average tuition and fees.

•	International schools. For the reasons provided above, our gross profit for international schools increased from RMB58.2 million in the three months ended November 30, 2016 to RMB85.6 million (US$13.0 million) in the three months ended November 30, 2017, and our gross margin for international schools increased from 38.8% to 49.0% in the same respective periods.

•	Bilingual schools. For the reasons provided above, our gross profit for bilingual schools increased from RMB48.9 million in the three months ended November 30, 2016 to RMB67.4 million (US$10.2 million) in the three months ended November 30, 2017, and our gross margin for bilingual schools increased from 40.6%to 43.3% in the same respective periods.

•	Kindergartens. For the reasons provided above, our gross profit for kindergartens increased from RMB42.7 million in the three months ended November 30, 2016 to RMB52.7 million (US$8.0 million) in the three months ended November 30, 2017, and our gross margin for kindergartens increased from 48.2% to 49.6% in the same respective periods.

•	Complementary education services. Our gross profit for complementary education services increased from RMB6.2 million in the three months ended November 30, 2016 to RMB11.1million (US$1.7 million) in the three months ended November 30, 2017, and our gross margin for complementary education services increased from 32.0% to 38.4% in the same respective periods.

Selling, general and administrative expenses. Total selling, general and administrative expenses for the three months ended November 30, 2017 were RMB80.6 million (US$12.2 million), representing a 63.8% increase from RMB49.2 million in the three months ended November 30, 2016, accounting for 17.3% of total revenues as compared to 13.0% in the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits paid to additional general and administrative staff members to support business expansion, and the increase in marketing fees for brand promotion and professional services to support the growing business as a listed company.

Net income. Our net income for the three months ended November 30, 2017 were RMB119.1 million (US$18.0 million), representing a 42.0% increase from RMB83.9 million in the three months ended November 30, 2016.

Earnings per ordinary share/ADS. Basic and diluted net profit per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the three months ended November 30, 2017 was RMB1.02 (US$ 0.15), representing a 67.2% increase from RMB0.61 in the three months ended November 30, 2016.

Adjusted EBITDA. Adjusted EBITDA for the three months ended November 30, 2017 was RMB161.4 million (US$24.4 million), representing a 28.6% increase from RMB125.5 million in the three months ended November 30, 2016.

Cash and working capital. As of November 30, 2017, our cash and cash equivalents and restricted cash totaled RMB1, 618.5 million (US$244.9 million), as compared to RMB1,896.7 million as of August 31, 2017.

The following table reconciles our adjusted EBITDA for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which is net income:

	Three Months Ended November 30,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Net income	83,917	119,148	18,028
Less: interest income, net	459	4,536	686
Add: income tax expenses	24,211	27,497	4,161
Add: depreciation and amortization expenses	17,850	19,332	2,925

Adjusted EBITDA	125,519	161,441	24,428

For further details of our non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures.”

Recent option grants

In December 2017, we granted share options to purchase a total of 900,000 Class A ordinary shares to certain school principals and management team members under our 2017 Share Incentive Plan at an exercise price of US$8.74 per share with vesting periods varying from three to five years. As a result, we have incurred and will incur compensation expenses based on the fair value of such share options on the date of the grant over the period in which the recipients are required to provide services in exchange, which may negatively affect our net income in the three months ended February 28, 2018 and certain future periods.

Corporate History and Structure

We trace our history back to Guangdong Country Garden School, our first private school founded in 1994. Over the past two decades, we established and acquired a number of schools and learning centers in China.

In December 2016, Bright Scholar Holdings was incorporated in the Cayman Islands as our proposed listing entity. In January 2017, we, through our Hong Kong subsidiary, incorporated Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd., or Zhuhai Bright Scholar, as our wholly-owned subsidiary in China.

Due to PRC legal restrictions on foreign ownership in education services and the ability of schools providing compulsory education to make distributions to their sponsors, we carry out our business through BGY Education Investment, a PRC entity whose equity interests are held by PRC citizens. In January 2017, Zhuhai Bright Scholar entered into a series of contractual arrangements with BGY Education Investment, the schools which BGY Education Investment owns and operates, and Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of BGY Education Investment. Ms. Meirong Yang is one of our founders and a relative of Ms. Huiyan Yang, our chairperson. Mr. Wenjie Yang is Ms. Meirong Yang’s business partner. As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of BGY Education Investment. The contractual arrangements were executed and became effective on January 25, 2017. Substantially all of our assets and operations are owned by our affiliated entities and their revenue contribution accounted for 100.0%, 100.0% and 99.4% of our total revenues in the 2015, 2016 and 2017 fiscal years, respectively. However, those contractual arrangements may not be as effective in providing operational control as direct ownership, see “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Following the completion of this offering, Ms. Meirong Yang, Ms. Huiyan Yang, Mr. Junli He and public shareholders will beneficially own 57.05%, 15.72%, 5.82% and 21.41% of total ordinary shares on an as-converted basis, representing 71.61%, 19.73%, 7.31% and 1.35% of the aggregate voting power, respectively. See “Principal Shareholders.”
(2)	Ms. Meirong Yang and Ms. Huiyan Yang have entered into an acting-in-concert arrangement, pursuant to which they consult with each other before voting and deciding on material matters in relation to the management of our company. Under such arrangement, if no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. See “Principal Shareholders.”
(3)	Following the effectiveness of the amended Law on the Promotion of Private Education, for-profit private learning centers are required to apply for operating permits. As a result, we ceased the transfer of the employees at our learning centers, as we foresee substantial uncertainties if we apply for such operating permits through the subsidiaries of Zhuhai Bright Scholar, a foreign-invested enterprise. As of the date of this prospectus, our learning centers continue to be owned and operated by subsidiaries of BGY Education Investment.
(4)	Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Each of our schools we currently operate is sponsored by BGY Education Investment or a school sponsored by it as registered pursuant to applicable PRC laws and regulations. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “PRC Regulation—Regulations on Private Education in the PRC.”

Corporate Information

Our principal executive offices are located at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China. Our telephone number at this address is +86-757-6683-2507. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.brightscholar.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting. Under the JOBS Act we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of completion of this offering; (3) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Except where the context otherwise indicates and for the purpose of this prospectus only:

•	“ADRs” refer to the American depositary receipts which, if issued, evidence the ADSs;

•	“ADSs” refer to American depositary shares, each of which represents one Class A ordinary share;

•	“Bright Scholar Holdings” refers to Bright Scholar Education Holdings Limited, our proposed listing entity incorporated in the Cayman Islands;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Country Garden” refers to Country Garden Holdings Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2007), a related party, and its subsidiaries;

•	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of the concerned calendar year;

•	“school year” refers to the periods from September of the previous calendar year to January of the concerned calendar year and from March to July of the concerned calendar year;

•	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.00001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States of America; and

•	“we,” “us,” “our,” and “our company” refer to Bright Scholar Education Holdings Limited, its subsidiaries and its affiliated entities.

Our reporting and functional currency is Renminbi. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6090 to US$1.00, the noon buying rate on November 30, 2017, except for the financial data related to the 2017 fiscal year for which the exchange rate is RMB6.5888 to US$1.00, the noon buying rate on August 31, 2017, both as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On February 16, 2018, the noon buying rate for Renminbi was RMB6.3438 to US$1.00.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

The Offering

Offering price	US$ per ADS.

ADSs offered by us	10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	127,250,000 ordinary shares, comprised of 27,250,000 Class A ordinary shares and 100,000,000 Class B ordinary shares (or 128,750,000 ordinary shares if the underwriters exercise their over-allotment option in full, comprised of 28,750,000 Class A ordinary shares and 100,000,000 Class B ordinary shares).

ADSs outstanding immediately after this offering	27,250,000 ADSs (or 28,750,000 ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents one Class A ordinary share, par value US$0.00001 per share.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs and withdraw the underlying Class A ordinary shares. The depositary will charge you fees for any surrender for the purpose of withdrawal.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Our outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Description of Share Capital” for more information.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,500,000 ADSs to cover over-allotments.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$189.4 million from this offering, or approximately US$217.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

Subject to the requirements and limitations under the PRC foreign exchange controls, we intend to use the net proceeds from this offering for capital expenditure, general corporate purposes and potential acquisitions. See “Use of Proceeds” for additional information.

Lock-up	We and certain others have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for the ADSs or ordinary shares for a period of 90 days after the date of this prospectus subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	Our ADSs are listed on the New York Stock Exchange under the symbol “BEDU.”

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2018.

Depositary	The Bank of New York Mellon

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in the ADSs

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based on 17,250,000 Class A ordinary shares and 100,000,000 Class B ordinary shares issued and outstanding as of the date of this prospectus;

•	excludes 900,000 Class A ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at an exercise price of US$8.74 per share; and

•	excludes 4,363,158 Class A ordinary shares reserved for future issuances under our 2017 Share Incentive Plan.

Summary Combined and Consolidated Financial Data and Operating Data

The following summary combined and consolidated statements of operations data for the 2015, 2016 and 2017 fiscal years, the summary combined and consolidated balance sheet data as of August 31, 2016 and 2017 and the combined and consolidated statements of cash flows data for the 2015, 2016 and 2017 fiscal years have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The following summary combined statements of operations data for the 2014 fiscal year, the summary combined balance sheet data as of August 31, 2014 and 2015, the combined statements of cash flows data for the 2014 fiscal year have been derived from our audited combined financial statements not included in this prospectus. Our combined and consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the combined and consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended August 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Combined and Consolidated Income (Loss) Data:
Revenue	588,163	745,850	1,040,329	1,328,367	201,610
Cost of revenue	(501,881)	(655,597)	(736,205)	(860,330)	(130,575)

Gross profit	86,282	90,253	304,124	468,037	71,035
Selling, general and administrative expenses	(125,784)	(166,084)	(290,098)	(261,972)	(39,760)

Other operating income	3,626	5,249	4,283	8,874	1,347

Operating (loss)/income	(35,876)	(70,582)	18,309	214,939	32,622

Interest income, net	1,596	1,808	2,148	4,901	744
Investment income	—	—	805	13,718	2,082

Other expenses	(61)	(455)	(457)	(779)	(118)

(Loss)/income before income taxes	(34,441)	(69,229)	20,805	232,779	35,330
Income tax (expense)/benefit	(3,775)	29,317	(17,889)	(40,970)	(6,218)

Net (loss)/income	(38,116)	(39,912)	2,916	191,809	29,112

Net (loss)/ income attributable to non-controlling interests (1)	(5,230)	166	39,290	19,759	2,999
Net (loss)/income attributable to ordinary shareholders	(32,886)	(40,078)	(36,374)	172,050	26,113
Net (loss)/earnings per share attributable to ordinary shareholders (2)
Basic and diluted	(0.36)	(0.43)	(0.38)	1.64	0.25
Weighted average shares used in calculating net loss per ordinary share (3):
Basic and diluted	92,590,000	92,590,000	96,983,360	104,839,041	104,839,041
Non-GAAP Financial Data (3)
Adjusted EBITDA	(2,472)	(13,930)	185,821	305,934	46,432
Adjusted net income/(loss)	(38,116)	(39,912)	97,986	191,809	29,112

(1)	Includes former shareholders (comprising all minority shareholders of all of our international schools, bilingual schools and kindergartens) that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year.
(2)	After giving effect to a share split effected on April 26, 2017, following which each of our authorized and issued ordinary shares was sub-divided into 10 ordinary shares.

(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures” for details.

	As of August 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data
Cash and cash equivalents	144,581	240,684	356,018	1,883,000	285,788

Restricted Cash	3,547	3,564	6,433	13,662	2,074
Total assets	913,757	1,093,196	1,239,232	2,686,632	407,757

Total equity	(18,422)	(38,955)	161,561	1,419,458	215,435

Current liabilities	876,834	1,074,601	1,011,849	1,202,074	182,442

Total liabilities	932,179	1,132,151	1,077,671	1,267,174	192,322

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Cash Flows Data
Net cash provided by operating activities	134,887	360,658	464,919	70,562
Net cash (used in)/provided by investing activities	(154,381)	32,086	(55,725)	(8,457)
Net cash provided by/(used in) financing activities	115,614	(274,541)	1,161,511	176,286
Net increase in cash and cash equivalents, and restricted cash	96,120	118,203	1,570,705	238,391
Cash and cash equivalents, and restricted cash at beginning of the year	148,128	244,248	362,451	55,010

Cash and cash equivalents, and restricted cash at end of the year	244,248	362,451	1,896,662	287,862

Key Operating Data

The following table presents our key operating data for the periods indicated:

	Year Ended August 31,			Three months ended November 30, 2017
	2015	2016	2017
Summary Operating Data:
Average student enrollment (1)	21,084	25,862	29,747	33,916
Average tuition and fees per student (in RMB) (2)	35,220	38,814	41,384	22,598
Average number of full-time teachers (3)	2,352	2,845	3,093	3,533
Average number of instructors (4)	—	54	87	111

(1)	Defined as the average number of students enrolled at our international schools, bilingual schools and kindergartens as of the end of each of the 10 months for each respective school year or the three months for each respective period.
(2)	Calculated as revenue from our international schools, bilingual schools and kindergartens divided by average student enrollment at these schools during the applicable period.
(3)	Defined as the average number of full-time teachers employed at our international schools, bilingual schools and kindergartens as of the end of each month in each respective fiscal year or period.
(4)	Defined as the average number of instructors employed at our learning centers as of the end of each month in each respective fiscal year or period.

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

We have grown rapidly in the past few years, expanding our school network from 29 schools as of September 1, 2013 to 62 schools as of January 31, 2018. We will continue to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in complementary businesses after the completion of the offering. However, we may not be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

•	we may not be able to attract and retain a sufficient number of students for our existing and new schools;

•	we may not be able to hire and retain principals, teachers, educational staff and other employees for our existing and new schools;

•	we may require more time than expected to obtain the accreditation for the education programs, particularly the international education programs, at our schools;

•	we may be unable to continue to refine our curricula and optimize our students’ academic performance;

•	our business partner, Country Garden, a related party, may be unable to develop new residential communities at locations with a robust demand for private education or sell residential units to a sufficient number of buyers seeking convenient access to private education;

•	the development of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;

•	we may be unable to successfully build our brand name and launch schools independent of Country Garden;

•	we may be unable to successfully execute new growth strategies; and

•	we may be unable to successfully integrate complementary or acquired businesses with our current service offerings and achieve anticipated synergies.

These risks may increase significantly when we expand into new cities or countries. Managing the growth of a geographically diverse business also involves significant risks and challenges. We may find it difficult to manage financial resources, implement uniform education standard and operational policies and maintain our operational, management and technology systems across our network. If we are unable to manage our expanding operations or successfully achieve future growth, our business, prospects, results of operations and financial condition may be materially and adversely affected.

We have incurred net losses in the past and only become profitable in the 2016 fiscal year, and we may not remain profitable or increase profitability in the future.

We experienced net losses of RMB39.9 million in the 2015 fiscal year. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve our operating efficiency and profitability. We had net income of RMB2.9 million and adjusted net income of RMB98.0 million in the 2016 fiscal year and net income of RMB191.8 million (US$29.1 million) in the 2017 fiscal year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures” for details. We may not be successful in maintaining or increasing overall profitability going forward. In particular, certain of our schools, especially those at the ramp-up stage and with comparatively low utilization rates, are currently loss making and we may not be able to improve the profitability of these schools. As we plan to expand our school network, new schools we launch may negatively impact our profitability.

Our ability to maintain profitability and positive cash flow will depend in large part on our ability to control our costs and expenses which we expect to increase as we further develop and expand our school network. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase revenue at the rate we anticipate or if our expenses increase at a faster rate than the increase in our revenue, we may not be able to remain profitable or increase profitability.

We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017. Pursuant to this amendment, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. For further details, see “PRC Regulation—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education.”

As of the date of this prospectus, the implementing rules for the Law for the Promotion of Private Education or the relevant regulations adopted by competent government authorities at most of the provinces (including Guangdong province) for the purpose of implementing the amended Law on the Promotion of Private Education have not been published to the public. It remains uncertain how the amended law will be interpreted and implemented and impact our business operations. For example, under the amended law and its implementing rules, schools that offer compulsory education services must register as non-profit schools, though it is currently unclear how to make this registration. In addition, the local government authorities in implementing the amended law may impose additional limits on the tuition and fees our schools charge. Furthermore, as a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and amended law are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities.

Zhuhai Bright Scholar has entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, including our schools controlled and held by BGY Education Investment, pursuant to which we provide service to our schools in exchange for the payment of service fees. As advised by our PRC counsel, our right to receive the service fees from our schools and other affiliated entities does not contravene any PRC laws and regulations and that payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations. However, if the relevant PRC government authorities take a different view, or if the amended law were to be implemented and interpreted in a manner that deems our current business practices to be in violation, our business, financial condition and results of operations may be materially and adversely affected. For example, the relevant PRC government authorities may seek to confiscate any or all of the service fees that have been paid by our schools to Zhuhai Bright Scholar, including retrospectively, to the extent that such service fees are tantamount to returns, dividends or profits taken by the sponsors of these schools. The relevant PRC government authorities may also seek to prevent students from attending our schools or, in a more extreme situation, revoke the operating permits of these schools. We may also have to reorganize our operations to meet the requirements regarding the compulsory education services and comply with the amended law. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

A number of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.

According to the amended Law on the Promotion of Private Education, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The amended law also deleted the provision which stipulates that measures for administration of profit-making privately-run training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to The Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the Ministry of Education, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, which came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. Therefore, we expect that the amended Law on the Promotion of Private Education, accompanied with its relevant implementation rules and regulations will bring significant changes to our compliance environment and a certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.

As of the date of this prospectus, six of our learning centers do not possess the operating permits or business licenses required by the regulatory changes discussed above. While we intend to use our best efforts to obtain the required permits and licenses to operate our learning centers in Beijing, Shanghai and Guangdong provinces where the majority of our learning centers are located, as of the date of this prospectus, the implementing rules for the amended Law on the Promotion of Private Education or the relevant local regulations have not been published to the public, and as a result, local authorities have not begun to accept applications or issue permits. If we fail to obtain such required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue the operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

A majority of our schools are located in Guangdong province, China, and any significant downturn of the regional economy or adverse changes in the local regulatory regime may materially and adversely affect our business, financial condition and results of operations.

As of January 31, 2018, 41 of our 62 schools were located in Guangdong province, China. Our schools in Guangdong province in aggregate generated 76.0% of our revenues in the 2017 fiscal year. Our flagship school, Guangdong Country Garden School, alone generated approximately 26.2% of our revenues in the 2017 fiscal year. We have historically benefited from the rapid economic development of this region. The concentration of our business in Guangdong province, however, exposes us to geographical concentration risks related to this region or the schools located in this region. Any material adverse social, economic or political development or any natural disaster or epidemic affecting this region could negatively affect the disposable income of the families of our current and prospective students and their demand for private education. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we fail to enroll and retain a sufficient number of students, our business could be materially and adversely affected.

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

•	enhance existing education programs and services to respond to market changes and student demands;

•	develop new programs and services that appeal to our students and their parents;

•	maintain and enhance our reputation as a leading school operator offering quality education;

•	expand our school network and geographic reach;

•	effectively market our schools and programs to a broader base of prospective students;

•	manage our growth while maintaining the consistency of our teaching quality;

•	develop and license additional high quality education content; and

•	respond to increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students we can enroll. Our business, financial condition and results of operation could be materially and adversely affected if we cannot maintain or increase our student base as we expand our school network.

Accidents, injuries or other harm may occur at our schools, learning centers or the events we organize, which could negatively affect our reputation and our ability to attract and retain students.

There are inherent risks of accidents or injuries in our business. We could be held liable if any student, employee or other person is injured in any accident at any of our schools, learning centers or the events we organize. Though we believe we take appropriate measures to limit these risks, in the event of personal injuries, food poisoning, fires or other accidents suffered by students or other people, we could nonetheless face claims alleging that we were negligent, that we provided inadequate supervision or that we were otherwise liable for the injuries. In addition, despite our supervision efforts, if any of our teachers or students commit acts of violence or otherwise behave inappropriately, we could face claims alleging our failure to provide adequate security measures or precautions to prevent such actions or behavior. Similar events and allegations may also arise with respect to events we organize, including off-campus gatherings and overseas camp programs. Parents may perceive our facilities or programs to be unsafe, which may discourage them from sending their children to our schools, learning centers or programs. We have historically encountered isolated student-related accidents on our school premises and compensated the injured students. Although we maintain liability insurance, the insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. A liability claim against us or any of our employees could adversely affect our reputation and ability to attract and retain students. Even if unsuccessful, such a claim could create negative publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We may be unable to charge tuition at sufficient levels to be profitable or raise tuition as planned.

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level and the programs that the student is enrolled in. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and the fees charged by our competitors. Although we have been able to increase the tuition we charge our students in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services.

The tuition we charge for some of our education programs is subject to regulatory restrictions. The regulatory authorities in China, at both the provincial and local levels, have broad powers to regulate the private education industry in China, including the tuition, room and board fees and other fees charged by schools. We have occasionally encountered difficulty in persuading the local regulatory authorities to approve our tuition increase proposals in the past. In light of the significant increase in tuition and other education related fees in China in recent years, regulatory authorities may impose stricter price control on education charges generally in the future. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. If the tuition we charge were required to be reduced or were not allowed to increase in line with increases in our costs, or if there are any changes in the regulations which may otherwise negatively affect or restrict our ability to adjust our tuition, our business, financial condition and results of operations may be materially and adversely affected. For example, the local government authorities in implementing the amended Law for the Promotion of Private Education may impose additional limits on the tuition and fees our schools charge or prevent us from raising the tuition and fees to our desired levels or at all. For our complementary education services, we have more discretion in determining the tuition, but we cannot guarantee that the current regulatory regime will not change in a manner that may restrict our ability to increase tuition for our complementary education services.

Furthermore, the tuition we are able to charge is subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and general local economic conditions. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at levels sufficient for us to remain profitable.

If we fail to ramp up our existing schools or successfully launch new schools, our business growth and prospects could be materially and adversely affected.

As of January 31, 2018, we had a network of 62 schools in China, approximately 33 of which, including four international schools, eight bilingual schools and 21 kindergartens, are in the ramp-up period, which typically follows in the first few years after the launch of a new school. Certain of our schools currently in the ramp-up period are loss-making. We plan to dedicate significant resources to expanding our international education business, within which we only have one school that has been in operation for more than five years, three that were profitable for the 2016 fiscal year and four that were profitable for the 2017 fiscal year. We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service. For example, our three new schools launched in the 2017 fiscal year contributed an increase of 395 out of a total increase of 3,885 in student enrollment in the 2017 fiscal year.

As a growth strategy, we seek to continue to expand our school network, particularly international schools, in the future. We plan to launch schools in collaboration with school development partners, including Country Garden, and on our own. We or our partners may encounter difficulty in procuring the land and obtaining the permits for construction. As the offering of international education programs requires us to meet the relevant accreditation standards and attract and retain teachers qualified to deliver internationally-accredited courses, we cannot assure you that we will be able to apply our experience from the operation of our existing international schools to new schools or that we will be able to obtain the requisite accreditations or recruit a sufficient number of qualified teachers. If we fail to attract students to our existing schools or build new schools with the requisite accreditations and teachers, our business growth and prospects could be materially and adversely affected.

We may not be able to renew school operation agreements or maintain favorable fee rates at our existing schools or enter into school operation agreements for new schools on reasonable terms.

Since our inception, we have launched substantially all of our schools by collaborating with Country Garden. Our schools have enabled Country Garden to meet the local zoning requirements of associated residential properties and have helped market its residential units to prospective home buyers seeking convenient access to private education.

As of August 31, 2017, substantially all of our schools entered into a three-year school operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for our schools, while we are responsible for school operation and management. We may also offer preferential placement and favorable tuition rates to Country Garden homeowners. We are in the process of arranging the execution of such school operation agreements with Country Garden for our schools established after August 31, 2017. In the 2017 fiscal year, the aggregate amount of tuition discounts was equal to 5.1% of our total revenue. If a higher proportion of our students are from families of Country Garden homeowners in the future, the aggregate amount of tuition discounts may increase as a percentage of our revenue. We only recognize the tuition we receive as revenue. However, we cannot assure you that we will be able to renegotiate the contract terms that are acceptable to us with Country Garden when the existing agreements expire. As a result, we may be required by Country Garden to pay fees such as rent to use Country Garden’s school premises and facilities or relocate the affected operations to new locations outside of Country Garden’s school premises and facilities or residential communities, which would require us to pay higher fees for or even purchase the school facilities, and may significantly increase our marketing expenses to attract students from families residing outside Country Garden’s residential communities. Our profitability may decrease if we are unable to pass on the increased costs and expenses to our students by raising tuition without compromising our ability to retain students. Any protraction for the relocation may also materially interrupt our business operations and result in a loss of student enrollment.

As Country Garden is responsible for ensuring the proper land use type, obtaining the requisite government certifications on construction, environmental assessment, fire control and title certificates and providing utilities including water, heating and power, if Country Garden fails to procure the land use type designated for education-related purposes, obtain such certifications or maintain uninterrupted utilities supplies, our operations could be disrupted. If our use of any such properties is challenged by third parties or government authorities, we may be forced to relocate the affected operations and incur significant expenses. We cannot assure you that we will be able to find suitable replacement sites in a timely manner, on terms acceptable to us, or at all.

We plan to launch new schools in collaboration with school development partners, including Country Garden, and on our own. We cannot assure you that we may obtain leases for school premises or enter into school operation agreements on commercially reasonable terms, or at all. Country Garden has an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties. We cannot assure you that Country Garden will faithfully implement this policy or will not amend it, and we do not have the standing to request Country Garden to do otherwise. For new schools we launch in the future, we may not offer tuition discounts to Country Garden homeowners but may be required to pay fees, such as rent, for Country Garden’s school premises and facilities. This may increase our revenues but also cost of revenue at the same time, which may affect our profit margins.

We have certain property defects relating to our lease of the land occupied by Guangdong Country Garden School, which may adversely affect our operations.

Guangdong Country Garden School is located on a parcel of land of approximately 172,240 square meters, leased pursuant to a 70-year lease agreement, effective in 1994, signed between Guangdong Country Garden School and the local village cooperative. This long-term lease agreement has been registered on the rural collective asset management platform in accordance with the local administrative rules. However, PRC law requires that land parcels be classified according to their specific use type. The parcel on which Guangdong Country Garden School is located is classified for agricultural use, though the construction and operation of a school should be carried out upon land designated for educational use. Because of this, we may not be able to enforce our rights under the lease agreement in China’s courts. In addition, because this school is located on agricultural use land, we were unable to obtain the relevant land planning approval, construction planning approval, construction approval, inspection for completion of construction, fire control assessment and title certificates. As a result, we may be subject to fines and may be required to vacate if the facilities are found to fall below the statutory standard for construction. Further, the relevant local authorities could prevent us from continuing to use the land for educational purposes and we could be required to give up our school facilities. As of the date of this prospectus, we are not aware of any government investigation relating to our school facilities. However, if our school facilities were found to fall below the relevant statutory standards, we could be required to relocate Guangdong Country Garden School. Guangdong Country Garden School is our flagship school and alone generated 26.2% of our revenues in the 2017 fiscal year. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms or at all, and if we are unable to relocate our operations in a timely manner, our operations will be severely interrupted, which may materially and adversely affect our business, result of operations and financial condition.

If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.

Under current PRC laws, all schools are required to offer sufficient government-mandated coursework to students eligible for compulsory education and may supplement their compulsory education with elective coursework. Private schools may offer education programs outside government-mandated curriculum so long as the local education authorities have approved such programs. We offer internationally-accredited courses to our students, primarily in our international schools. We may be deemed to offer insufficient government-mandated coursework to students enrolled in our international programs from grades one through nine. Additionally, we did not obtain the required government approval for providing non-government-mandated coursework in certain schools. Current PRC laws are not clear as to which government examination and approval process is required for such education programs. We make annual filings for our schools to the local education authorities when required, but it is uncertain whether we have satisfied the relevant government approval requirement in relation to government-mandated coursework and non-government mandated programs.

In addition, under current PRC laws, textbooks, including those for non-government-mandated coursework, must be examined and approved by the local education authorities. Nine of our schools, including our flagship school, use foreign textbooks without obtaining the required government approval. There is no clear guideline under the current PRC laws for obtaining such government approval.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions. The State Council Opinions emphasize enhancing the leadership of the Chinese Communist Party, or the CCP, over private schools and, in particular, furthering the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs.

It is not entirely clear under current PRC laws what penalties we may be subject to for non-compliant curriculum and textbook practice. The local education authorities have the right to prevent us from offering the non-government-mandated coursework or using the textbooks that have not been approved. As of the date of this prospectus, we are not aware of any government investigation of our curriculum or textbook practices. We cannot guarantee, however, that more stringent rules regulating curriculum and textbook will not be promulgated following the effectiveness of the amended Law for Promoting Private Education on September 1, 2017. Neither can we assure you that enhancing the leadership of the CCP over private schools according to the State Council Opinions will not lead to more stringent administrative orders on or any penalty against our current practice. We may be ordered by the government to rectify our current practices, which may include ceasing to provide courses that are not government-mandated, if a subsequent government investigation concludes that our practices are not fully compliant with the laws. If we are required by the rectification measures to offer our education programs in a manner that adversely affects our students’ academic performance and university admission results, we may be unable to attract and retain our students, which may materially and adversely affect our business, results of operations and financial condition.

Our business and future growth are affected by the residential communities developed by Country Garden.

We have launched, and expect to continue to launch, schools in collaboration with many of the residential properties developed and to be developed by Country Garden, and our business and future growth are, to a considerable extent, affected by Country Garden’s ability to successfully develop and sell residential units in its existing and new property projects. We have experienced setbacks in ramping up certain of our schools launched in collaboration with Country Garden. If any of the residential properties developed by Country Garden on which we operate or plan to operate our schools are underpopulated or otherwise unable to develop into substantial communities, the demand for private education in such areas may be lower than anticipated and we may be unable to enroll a sufficient number of students for our schools, which may adversely affect our business and results of operations. We cannot guarantee that we will be able to develop our schools independent of Country Garden’s residential property projects. Seeking partnership with other property developers or procuring properties for construction of school facilities may be time-consuming and capital-intensive and may in turn affect our business growth. In addition, we cannot guarantee that we will be able to cost-effectively attract prospective students to our schools launched in cooperation with other property developers or on our own.

The real estate market in China is sensitive to changes in government policies affecting the real estate and financial markets and related sectors. In recent years, the PRC government has implemented various administrative measures to curb what it has perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. As Country Garden develops residential communities in prime areas in second- or third-tier cities or suburban areas in first-tier cities, any local economic downturn or changes in the real estate market policies may adversely affect Country Garden’s business development or alter its business strategies, which may in turn adversely affect our business relationship with Country Garden and our business and future growth.

If we fail to help our students achieve their academic goals, student and parent satisfaction with our education services may decline.

The success of our business depends on our ability to deliver quality school experiences and help our students achieve their academic goals. Our schools may not be able to meet the expectations of our students and their parents in terms of students’ academic performance. A student may not be able to attain the level of academic improvement that he or she seeks and his or her performance may otherwise not progress or decline due to reasons beyond our control. We may not be able to provide education that is satisfactory to all of our students and their parents, and student and parent satisfaction with our services may decline. In addition, we cannot guarantee that our students will be admitted to higher levels of education institutions of their choice. Any of the foregoing could result in a student’s withdrawal from our schools, and dissatisfied students or their parents may attempt to persuade other students or prospective students not to attend our schools. If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

If fewer Chinese students aspire to study abroad, especially in the United States, Australia and the United Kingdom, demand for our international schools may decline.

One of the principal drivers of the growth of our international schools has been the increasing number of Chinese students who aspire to study abroad, especially in the United States, Australia and the United Kingdom. As such, any adverse changes in immigration policy or political sentiments toward foreigners and immigrants, terrorist attacks, geopolitical uncertainties and any international conflicts involving these countries could increase the difficulty for Chinese students to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant change in admission standards adopted by overseas education institutions could also affect the demand for overseas education by Chinese students. According to the Frost & Sullivan report, 26.0%, 16.0% and 14.0% of Chinese students commencing education overseas in 2015 sought education in the United States, Australia and the United Kingdom, respectively.

In addition, any fluctuation in the currency exchange rate could have a negative impact on the translation of Renminbi into other currencies, including the U.S. dollars, Australian dollars and British pounds, which may increase the costs of living and tuition for Chinese students studying abroad. The attractiveness of pursuing education at international schools in China may decrease accordingly, which could adversely affect our business and profitability.

Furthermore, Chinese students may also become less likely to study abroad due to other reasons, such as improving domestic education or employment opportunities associated with continued economic development in China. These factors could cause declines in the demand for our international schools, which may adversely affect our business and profitability.

We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.

Our teachers are critical to maintaining the quality of our education and services and our brand and reputation. Our principals are also instrumental to the successful operation of our schools. Our ability to continue to attract teachers and principals with the necessary experience and qualifications is therefore a critical contributing factor to the success of our operations. There are a limited number of teachers and principals in China with the necessary experience, expertise and qualifications that meet our requirements. Further, the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, promulgated by the PRC Ministry of Education, or MOE, on January 11, 2014, prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities where our schools are located have adopted more stringent stipulations which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. Public school teachers may join private schools only after ending their employment with public schools. Therefore, to recruit qualified and experienced teachers and principals, including those with public school experience, we must provide candidates with competitive compensation packages and offer attractive career development opportunities, especially when former public school teachers and principals may have to undergo major career changes. In addition, we strive to provide an immersive bilingual learning environment, particularly at our international schools, which requires a sizable pool of foreign teachers. As the market for qualified foreign teachers is extremely competitive and the attrition rate for foreign teacher is generally higher than that for Chinese teachers, we cannot guarantee that we can increase the number of our foreign teachers to meet the growing demand as our student enrollment increases. In addition, as government process for obtaining the work and residence permits for foreign teachers may be time-consuming, we may fail to apply for such permits for our foreign teachers before they join us. If we are unable to attract and retain qualified teachers and principals, we may experience a decrease in the quality of our education programs and services in one or more of our schools or incur an increase in hiring and labor costs, which may materially and adversely affect our business and results of our operations.

If we lose the accreditations, permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected.

In order to provide our education programs or operate our schools, we apply for and maintain various accreditations from curriculum providers and permits from examination boards, such as the IB Organization. To obtain or maintain our accreditations and permits, we must meet standards related to, among other things, performance, governance, institutional integrity, education quality, staff, administrative capability, resources and financial stability, on an ongoing basis. If any of our schools fail to meet these standards, it could fail to obtain or lose its existing accreditations or permits, or be unable to expand its offerings of internationally-accredited curricula that are popular among students and their parents, which could materially and adversely affect our business, results of operations and financial condition.

In addition, we must apply periodically to the local education bureaus and civil affairs bureaus to obtain or renew the licenses to operate our schools and ancillary services, including room and board services and school bus services. While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner or at all and that new conditions will not be imposed. For example, we are in the process of obtaining and have not yet obtained certain licenses or permits for one newly-established school as of the date of this prospectus. Any failure to obtain or renew the required permits or licenses to operate our schools could give rise to administrative penalties including rectification or suspension of operations in noncompliant schools or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

Competition in the private education market could reduce enrollment at our schools, increase our cost of recruiting and retaining students and teachers and put downward pressure on our tuition and profitability.

We may face competition from other existing or new schools that target the children of affluent local families in the locations in which we operate. Some of our existing and potential competitors may be able to devote greater resources than we can to the development and construction of private schools and respond more quickly to changes in demands of students and their parents, admissions standards, market needs or new technologies. Moreover, our competitors may increase capacity in any of the local markets to an extent that leads to an over-supply of placement positions at private schools and downward pressure on tuition. Our existing or potential competitors may also strategically price their tuition lower than ours to attract students and parents. The amended Law on Promotion of Private Education, effective on September 1, 2017, may attract more private school operators to offer non-compulsory education and further increase competition in this segment.

Our complementary businesses, including English proficiency training and extracurricular programs, may also face competition from other providers of comparable services that may have stronger financial resources, technology, service performance or brand recognition.

If we are unable to differentiate our services from those of our competitors and successfully market our services to students and their parents, we could face competitive pressures that reduce our student enrollment. If our student enrollment falls, we may be required to reduce our tuition or increase spending in order to attract and retain students, which could materially and adversely affect our business, prospects, results of operations and financial condition.

Our business and financial performance may suffer if we fail to successfully develop and launch new education services.

The future success of our business depends partly on our ability to develop new education services. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the launch of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs. For example, we intend to invest in or acquire a test preparation and college counseling business and promote test preparation and college counseling services to our students to help them improve university admission results. However, we cannot assure that our students will choose us over third-party service providers or that we will be able to successfully integrate such services with our schools and other complementary businesses without expending significant financial resources on marketing and operational optimization. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

We cannot assure you that any of our new services will achieve market acceptance or generate incremental revenue or that our operation of such new services or programs will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new education services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We may not be able to integrate businesses we acquired or plan to acquire in the future, which may adversely affect our business growth.

We acquired élan, an English proficiency training business, in January 2016, entered into an agreement to acquire a minority interest in Can-achieve, a test preparation and college counseling business, in July 2017, and entered into an agreement to acquire 75% equity interests in five kindergartens in Hubei province, China in December 2017. We plan to selectively acquire schools to expand our network coverage and/or businesses that are complementary to our core expertise in K-12 education. We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may incur significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration. In addition, the businesses and schools we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Any deterioration in our relationships with providers of overseas education services may adversely affect our business.

We have business collaborations with various overseas schools and institutions to provide education resources for our international schools. We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes, including summer and winter camps, and the ability to charge a premium for the programs we offer with other overseas education service providers. We also derive indirect benefits from these relationships, including enhancement of our brand and reputation and exposure to international education methods and experiences.

If our relationships with any of these overseas education service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions, actions of our partners, actions of any third party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations could be adversely affected.

Any damage to the reputation of any of our schools may adversely affect our overall business, prospects, results of operations and financial condition.

Our reputation could be adversely affected under many circumstances, including the following:

•	accidents, epidemics or other events adversely affect our students;

•	we fail to properly manage accidents or other events that injure our students;

•	our staff behave or are perceived to behave inappropriately or illegally;

•	our staff fail to appropriately supervise students under their care;

•	we fail to conduct proper background checks on our staff;

•	we lose a license, permit, accreditation or other authorization to operate an education program, a school or a complementary education service;

•	we do not maintain consistent education quality or fail to enable our students to achieve strong academic results;

•	our school facilities do not meet the standards expected by parents and students for private education; and

•	school operators of lower quality that abuse our brand name or those with brand names similar to ours conduct fraudulent activities and create confusion among students and their parents.

The likelihood that any of the foregoing may occur increases as we expand our school network. These events could influence the perception of our schools not only by our students and their parents, but also by other constituencies in the education sector and the general public. Moreover, an event that directly damages the reputation of one of our schools could adversely affect the reputation and operations of our other schools. If our reputation deteriorates, our overall business, prospects, results of operations and financial condition could be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of the ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Our students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the foregoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized. We expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations could result in volatility in and adversely affect the price of the ADSs.

Our business could be disrupted if we lose the services of members of our senior management team, key principals and teaching staff.

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. We may in the future experience changes in our senior management for reasons beyond our control. In addition, key personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, including our chief executive officer, Mr. Junli He, who collectively have significant experience with our company and within the education industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily or at all. If we cannot attract and retain qualified senior management members, key principals and teaching staff in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Failure to adequately protect our intellectual property could materially and adversely affect our business.

We have historically relied upon the brand name of “Country Garden” to market our schools. As we expand our schools beyond the network of Country Garden’s residential communities, we have created and begun to promote our own brands, including “Bright Scholar.” Since our inception, we have also created other intellectual property, including education materials developed by our teaching staff. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We operate schools and complementary education services under several brands, which may have a dilutive effect on brand recognition among our students and their parents.

We operate substantially all of our schools under the brand “Country Garden” and our English proficiency training under “élan.” We intend to promote a unified brand “Bright Scholar” as our corporate image, which represents the entire spectrum of education services we offer. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. We may seek to transition our individual brands to “Bright Scholar” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damages.

We cannot assure you that education materials and content used in our schools and programs do not or will not infringe intellectual property rights of third parties. As of the date of this prospectus, we are not aware of any claims for intellectual property infringement. However, we cannot guarantee that third parties will not claim that we have infringed on their proprietary rights in the future. We may also use education materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, we cannot assure you that we will prevail in these matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management. We may be required to pay damages or incur settlement expenses. In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may lose the ability to use the related materials or content, which in turn could adversely affect our education programs. Any similar claim against us, even without any merit, could also damage our reputation and brand image. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Unauthorized disclosure of personal data that we collect and retain due to a system failure or otherwise could damage our business.

We maintain records that include personal data, such as academic and medical records, address and family information. If the security measures we use to protect personal data are ineffective due to a system failure or other reasons, we could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims. In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by our employees, independent consultants or third-party contractors.

We could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing additional protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of operations.

We do not have a centralized data management system, which may adversely affect our operation.

We are in the process of setting up a centralized data management system. We currently host and manage operating data, such as student and employee information, in each individual school that generates such data. As it takes time and labor to compile and feed the data from our schools to our management, we cannot assure you that our management will have access to key operating data in a timely manner, and such data may be corrupted or lost during compilation or transfer, which may adversely affect our operation and growth strategies as we expand our business and integrate new businesses.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Business—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or terrorist attacks in China.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. In, addition, any of these could adversely affect the PRC economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

In December 2017, we granted share options to purchase a total of 900,000 Class A ordinary share under our 2017 Share Incentive Plan, or the 2017 Plan, to certain school principals and management team members at an exercise price of US$8.74 per share with vesting period varying from three to five years. We may grant additional share options under the 2017 Plan in the future. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our combined financial statements for the 2016 fiscal year, we and our independent registered public accounting firm identified two material weaknesses and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of August 31, 2016. The same material weaknesses and significant deficiency were identified in connection with the audit of our combined and consolidated financial statements for the 2017 fiscal year. The material weaknesses identified as of August 31, 2017, relate to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified as of August 31, 2017, relates to the lack of formal risk assessment process and monitoring activities. We have implemented and are continuing to implement a number of measures to address these material weaknesses and significant deficiency in our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. If we fail to remedy any material weaknesses or significant deficiencies identified, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to achieve and maintain effective internal control over financial reporting, it could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Our Corporate Structure

Our private education service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our private education service business is subject to extensive regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, standards of school operations, student recruitment activities, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services businesses at the high school and kindergarten level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, (2) our affiliated entities, including BGY Education Investment and the schools controlled and held by it, and (3) the ultimate shareholders of BGY Education Investment, including Ms. Meirong Yang. We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by BGY Education Investment. We have been and expect to continue to be dependent on our affiliated entities to operate our private education business. See “Corporate History and Structure—Our Corporate Structure” for more information.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, the PRC Ministry of Commerce, or MOFCOM, which regulates foreign investments in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of our group and/or our affiliated entities;

•	discontinuing or restricting any related-party transactions between our group and our affiliated entities;

•	imposing fines and penalties, or imposing additional requirements for our operations which we, or our affiliated entities may not be able to comply with;

•	requiring us to restructure the ownership and control structure or our current schools;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or our affiliated entities or otherwise restricting our or their ability to conduct business.

As of the date of this prospectus, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of BGY Education

Investment and its schools and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from BGY Education Investment and its schools and subsidiaries, we may not be able to consolidate BGY Education Investment and its schools and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or BGY Education Investment or its schools or subsidiaries.

The Draft Foreign Investment Law stipulates sweeping changes to the PRC foreign investment legal regime and has a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, MOFCOM published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements. The draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as detailed implementing rules. The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either foreign “restricted” or “prohibited.” The draft Foreign Investment Law also provides that only FIEs operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIEs operating in foreign restricted or prohibited industries may not be able to continue their operations through contractual arrangements.

The specifics of the application of the draft Foreign Investment Law to variable entity structures have yet to be proposed, but it is anticipated that the draft Foreign Investment Law will regulate variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign-controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. We are majority controlled by Ms. Meirong Yang, a PRC national; therefore, it increases the likelihood that our company may be deemed “Chinese” controlled. In its current form, the draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry.

We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with BGY Education Investment and its shareholders, including Ms. Meirong Yang, our largest shareholder, to operate our private education business. For a description of these contractual arrangements, see “Corporate History and Structure—Our Corporate Structure.” The revenue contribution of our affiliated entities accounted for 99.4% of our total revenues in the 2017 fiscal year. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over BGY Education Investment and our schools. Any failure by our affiliated entities, including BGY Education Investment and our schools controlled and held by BGY

Education Investment, and the shareholders of BGY Education Investment, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Any failure by our affiliated entities and their shareholders to perform their obligations under the Contractual Arrangement may have a material adverse effect on our business.

Our affiliated entities and their shareholders may fail to take certain actions required for our business or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

Our largest shareholder, Ms. Meirong Yang, may have potential conflict of interest with us and not act in the best interests of our company.

Ms. Meirong Yang is the controlling shareholder and a director of BGY Education Investment. She is also the largest shareholder of our company. We cannot assure you that Ms. Meirong Yang will act in the best interests of our company. In addition, Ms. Meirong Yang owes duties of loyalty and diligence to BGY Education Investment as its director pursuant to PRC law. However, she does not owe a fiduciary duty to our company as she is not an officer or director of our company. We provide no incentives to encourage Ms. Meirong Yang to act in our best interest in her capacity as the shareholder of our affiliated entities. We rely on Ms. Meirong Yang to comply with the terms and conditions of the contractual arrangements. Although Ms. Meirong Yang is obligated to honor her contractual obligations with respect to our affiliated entities, she may nonetheless breach or cause our affiliated entities to breach or refuse to renew the existing contractual arrangements which allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Ms. Meirong Yang does not honor her contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in BGY Education Investment to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of BGY Education Investment, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in China, our affiliated entities and the shareholders of BGY Education Investment are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliated entities. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

As a result of the requirements and limitations outlined above, the amount of funds that we can directly contribute to our operations in China through Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, is limited. We are currently able to fund our operations in China by (1) contributing the initially subscribed registered capital of up to RMB10 million (approximately US$1.5 million) in Zhuhai Bright Scholar, and (2) providing shareholder loans of up to RMB4 million (approximately US$0.6 million), which is the difference between its total investment amount and registered capital, to Zhuhai Bright Scholar. We also plan for Zhuhai Bright Scholar to apply to the local MOFCOM office to increase its registered capital and total investment amount so we can make further capital contributions and provide more shareholder loans to Zhuhai Bright Scholar. Moreover, we intend to establish new foreign-invested enterprises to facilitate our business expansion and make additional investments in the manners described above. However, we cannot be certain that we will be able to complete such approvals, registration and/or filing in a timely manner, or at all. In the meantime, our schools in China may not receive the funding they need to operate and expand in accordance with our plans.

In addition, on March 30, 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in China unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of Circular 19 will result in severe penalties including hefty fines. As a result, Circular 19 may significantly limit our ability to transfer the net proceeds from this offering to our operations in China through our PRC subsidiaries, which may adversely affect our ability to expand our business.

On February 13, 2015, SAFE promulgated Circular 13, a notice to further simplify and improve the policies of foreign exchange administration applicable to direct investment, which was effective on June 1, 2015. Pursuant to Circular 13, the registration of existing equity is required in lieu of annual foreign exchange inspection of direct investment. Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investments.

We expect that PRC laws and regulations may continue to limit our use of proceeds from this offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be hindered, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the current Law on the Promotion of Private Education and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in China and especially the regions where we operate, including Guangdong province. Any significant slowdown in China’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations.

Under the current Law on the Promotion of Private Education and its implementing rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The implementing rules provide that private schools not requiring reasonable returns are eligible to enjoy the same preferential tax treatment as public schools and that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard.

Our schools located at Changsha have historically elected not to require reasonable returns, and have enjoyed tax preference policies for enterprise income tax and business tax. Preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. Even though the amended Law on the Promotion of Private Education became effective on September 1, 2017, it remains to be seen how the new law will be interpreted and implemented and impact our eligibility for preferential tax treatment, especially when we plan to change the election of certain schools to for-profit schools. Any negative development could have a material adverse effect on our business, financial condition and results of operations.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders .

The PRC enterprise income tax law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in China; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (4) at least half of the enterprise’s directors with voting right or senior management reside in China. The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the State Administration of Taxation issued a bulletin on January 29, 2014 to provide more guidance on the implementation of Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered.

From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within China and be subject to PRC withholding tax, which could have a material adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Bulletin 7, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25.0%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10.0% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Source-based Withholding of Enterprise Income Tax on Non-resident Enterprises, or Bulletin 37, which became effective on December 1, 2017. According to Bulletin 37, non-resident enterprises who voluntarily declare their enterprise income tax shall at the same time confirm when they would make payments for the declared amount of tax. If the withholding agent fails to or is unable to withhold the income tax in accordance with the law, the non-resident enterprise will be deemed to have cleared its tax payment on time if it voluntarily declares and pays the tax before or within the time limit the tax authority orders it to do so. If the taxable income before withholding on a source-basis falls within the form of dividends or any equity investment gains, the date of triggering obligations to settle such tax payments is the date of actual payment of the dividends or other equity investment gains. In addition, on December 1, 2017, Bulletin 37 repealed the Notice of the State Administration of Taxation on Strengthening the Administration over Enterprise Income Tax on Income of Non-resident Enterprises from Equity Transfer and Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of the Enterprise Income Tax of Non-resident Enterprises issued by the State Administration of Taxation on December 10, 2009 and January 1, 2009, respectively.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest. Furthermore, in the event that BGY Education Investment liquidates, our PRC subsidiary, Zhuhai Bright Scholar, may, pursuant to the power of attorneys respectively executed by Ms. Meirong Yang and Mr. Wenjie Yang, require BGY Education Investment to pay and remit the proceeds from such liquidation to Zhuhai Bright Scholar. Zhuhai

Bright Scholar then may distribute such proceeds to us after converting them into foreign currency and remit them outside China in the form of dividends or other distributions. Once remitted outside China, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by our affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by our affiliated entities not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially Zhuhai Bright Scholar, in turn depends on the service fees paid by our affiliated entities. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our schools that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, the ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of the ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

We may be required to obtain prior approval of China Securities Regulatory Commission of the listing and trading of our ADSs on the New York Stock Exchange, or NYSE.

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. This regulation, among other things, requires that the listing and trading on an overseas stock exchange of securities in an offshore special purpose vehicle formed for purposes of holding direct or indirect equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals be approved by the CSRC. On September 21, 2006, the CSRC published on its official website the procedures for such approval process. In particular, certain documents are required to be filed with the CSRC as part of the approval procedures and it could take several months to complete the approval process.

While the implementation and interpretation of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that approval by the CSRC is not required for this offering because we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals as defined under the M&A Rules. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in China or delay or restrict any remittance of the proceeds from this offering into China. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to suspend or terminate this offering before settlement and delivery of the ADSs. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment, we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from MOFCOM. We may also be subject to administrative fines or penalties by MOFCOM that may require us to limit our business operations in China, delay or restrict the conversion and remittance of our funds in foreign currencies into China or take other actions that could have material adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since Circular 37 was recently issued, there remains uncertainty with respect to its implementation. As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect interests in our company, including Ms. Meirong Yang, have completed the necessary registrations with SAFE as required by Circular 37. However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012, or Circular 7, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

We have granted shares options under the 2017 Plan in the past and may continue to grant additional share options in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees or consultants who are PRC citizens.

Labor contract laws in China may adversely affect our results of operations.

The current PRC labor contract law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs and employee benefits in China may adversely affect our business and our profitability.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in China are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. It is subject to the determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits, and employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues audit report included in this prospectus filed with the Securities and Exchange Commission, or SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the big four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm’s ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies, including our company, and the market price of their shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

Risks Related to the ADSs and this Offering

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

The daily closing trading prices for the ADSs ranged from US$11.20 to US$28.02 during the period from May 18, 2017 to November 30, 2017. The trading price for the ADSs may continue to fluctuate in response to factors including the following:

•	regulatory developments affecting us or our industry, and customers of our education services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in the market condition, market potential and competition in education services;

•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about us;

•	additions or departures of our key personnel and senior management;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs. In connection with this offering, we and certain other parties have agreed not to sell any ordinary shares or ADSs for 90 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. Upon the completion of this offering, we will have 27,250,000 Class A ordinary shares outstanding, all of which are represented by ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding immediately after this offering will be available for sale, upon the expiration of the 90-day lock-up period, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, the underwriters may exercise the discretion to release the securities held by the parties subject to the lock-up restriction prior to the expiration of the lock-up period. If the securities subject to lock-up are released before the expiration of the lock-up period, their sale or perceived sale into the market may cause the price of the ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He beneficially own approximately 71.97%, 19.83% and 7.35% of the aggregate voting power of our company as of the date of this prospectus. See “Principal

Shareholders.” As a result of the dual-class share structure and the concentration of ownership, Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. We cannot guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Because the offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$16.81 per ADS. This number represents the difference between our pro forma net tangible book value per ADS as of August 31, 2017, after giving effect to this offering and the assumed offering price of US$19.81 per ADS, the closing trading price of the ADSs on February 22, 2018. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our current income and assets, we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for future taxable years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or foreseeable future taxable years.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we retain significant amounts of liquid assets including cash raised in this offering, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive foreign investment company considerations.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Law (2016 Revision as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Islands Company Law (2016 Revision as amended) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NYSE corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a public company.

We are a public company and have incurred, and expect to continue to incur, significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and projections of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	growth of the private education market in China;

•	our expectations regarding demand for our services;

•	our future business development, results of operations and financial condition;

•	trends and competition in the private education industry in China;

•	relevant government policies and regulations governing our corporate structure, business and industry;

•	our proposed use of proceeds from this offering;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains certain data and information that we obtained from various government and private publications, including the Frost & Sullivan report. Statistical data in these publications also include projections based on a number of assumptions. The private education industry in China may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, due to the rapidly evolving nature of the private education industry, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately US$189.4 million from this offering, or approximately US$217.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed public offering price of US$19.81 per ADS, the closing trading price of our ADSs on February 22, 2018. A US$1.00 increase (decrease) in the assumed public offering price of US$19.81 per ADS would increase (decrease) the net proceeds to us from this offering by US$9.6 million, or approximately US$11.0 million if the underwriters exercise their option to purchase additional ADSs in full, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We plan to use the net proceeds of this offering for capital expenditure, general corporate purposes and potential acquisitions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. You must rely on the judgment of our management as to the use of the net proceeds from this offering.

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

We intend to apply the net proceeds of this offering towards our operations in China by withdrawing the RMB funds converted from the U.S. dollars held in the account of Zhuhai Bright Scholar for a number of purposes that fall within its business scope or otherwise permitted under PRC laws and regulations. For example, Zhuhai Bright Scholar may provide loans to individual schools for substantial expenditures (such as those for construction and improvement of school facilities, rent for school facilities and staff salaries) or as working capital, or it may advance funds to them for purchasing school supplies.

Subject to the requirements and limitations outlined below, we are currently able to fund our operations in China by (1) contributing the initially subscribed registered capital of up to RMB10 million (approximately US$1.5 million) in Zhuhai Bright Scholar, and (2) providing shareholder loans of up to RMB4 million (approximately US$0.6 million) to Zhuhai Bright Scholar. We also plan for Zhuhai Bright Scholar to apply to the local MOFCOM office to increase its total investment amount and registered capital so we can make further capital contributions and provide more shareholder loans to Zhuhai Bright Scholar to support the launching of new schools. We also plan to establish new foreign-invested enterprises to facilitate our business expansion and make additional investments in the manners described below.

In general, we may apply the net proceeds raised in this offering into China through several approaches, primarily including (1) capital contribution to Zhuhai Bright Scholar and/or new foreign-invested enterprises, and (2) shareholder loans to Zhuhai Bright Scholar and/or new foreign-invested enterprises. A foreign-invested enterprise must have a registered capital and a total investment amount approved by local MOFCOM offices. See “PRC Regulation—Regulations on loans to and direct investment in the PRC entities by offshore holding companies” for the statutory limitation on the total investment amount vis-à-vis the registered capital.

•

Under the first approach, we may transfer the net proceeds into Zhuhai Bright Scholar or other foreign-invested enterprise we establish to contribute the initially subscribed registered capital. If the registered capital is not sufficient to cover the intended capital contribution, we may apply to the local MOFCOM office to increase its registered capital and total investment amount. The local MOFCOM office will consider the proposed use of capital and business plan before approving the increases. Establishing new foreign-invested enterprises is also subject to the approval of local MOFCOM offices.

•	Under the second approach, we may provide shareholder loans to Zhuhai Bright Scholar or other foreign-invested enterprise we establish, which is subject to the registration with local SAFE offices. The aggregate loan amount may not exceed the difference between the total investment amount and the registered capital of such foreign-invested enterprise, and we may apply to the local MOFCOM office to increase the registered capital and the total investment amount in order to loan a sufficient amount of funds to the foreign-invested enterprise.

We cannot guarantee that we will be able to obtain the government registrations or approvals necessary to make capital contributions or provide loans on a timely basis, if at all. Any failure will delay or prevent us from applying the net proceeds from this offering to our PRC subsidiaries and affiliated entities. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law (2016 Revision as amended) of the Cayman Islands, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our Hong Kong and PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

MARKET PRICE INFORMATION FOR THE ADSs

The ADSs, each representing one of our Class A ordinary shares, have been listed on the NYSE since May 18, 2017. The ADSs trade under the symbol “BEDU.” The following table provides the monthly high and low trading prices for our ADSs on the NYSE since the date of our initial public offering.

The last reported trading price for the ADSs on February 22, 2018 was US$19.81 per ADS.

Period	Trading Price (US$)
	High	Low
Annual High and Low	18.50	11.20
Fiscal 2017 (from May 18, 2017)
Quarterly Highs and Lows
Third Quarter of Fiscal 2017 (from May 18, 2017)	13.40	11.20
Fourth Quarter of Fiscal 2017	18.50	11.81
First Quarter of Fiscal 2018	28.02	18.09
Second Quarter of Fiscal 2018 (through February 22, 2018)	23.91	17.25
Monthly Highs and Lows
August 2017	18.50	15.56
September 2017	25.76	18.09
October 2017	28.02	22.52
November 2017	24.50	18.22
December 2017	18.88	17.25
January 2018	23.91	19.94
February 2018 (through February 22, 2018)	20.99	18.15

CAPITALIZATION

The following table sets forth our capitalization as of August 31, 2017:

•	on an actual basis; and

•	on an adjusted basis to reflect the sale of 10,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed offering price of US$19.81 per ADS, the closing trading price of the ADSs on February 22, 2018, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our combined and consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of August 31, 2017
	Actual		As adjusted (1)
	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
			(unaudited)
Shareholders’ equity
Class A ordinary shares (US$0.00001 par value, 4,900,000,000 shares authorized, 17,250,000 shares issued and outstanding)	1	—	2	—
Class B ordinary shares (US$0.00001 par value, 100,000,000 shares authorized, 100,000,000 shares issued and outstanding)	6	1	6	1
Additional paid-in capital	1,403,608	213,029	2,651,368	402,405
Statutory reserves	64,945	9,857	64,945	9,857
Accumulated other comprehensive loss	(36,494)	(5,539)	(36,494)	(5,539)
Accumulated deficit	(15,933)	(2,418)	(15,933)	(2,418)

Total shareholders’ equity	1,416,133	214,930	2,663,894	404,306

(1)	The as adjusted information discussed above is illustrative only. Our total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of August 31, 2017 was approximately US$1.70 per ordinary share and US$1.70 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share. Because our Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for conversion and voting rights, the dilution is presented here based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after August 31, 2017, other than to give effect to our issuance and sale of 10,000,000 ADSs in this offering, at an assumed offering price of US$19.81 per ADS, the closing trading price of the ADSs on February 22, 2018, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs), our pro forma net tangible book value as of August 31, 2017, would have been US$3.0 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$3.0 per ADS. This represents an immediate increase in net tangible book value of US$1.36 per ordinary share, or US$1.36 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$16.81 per ordinary share, or US$16.81 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that all ADSs are exchanged for ordinary shares:

	Per Ordinary Share		Per ADS
Offering price	US$	19.81	US$	19.81
Net tangible book value as of August 31, 2017	US$	1.64	US$	1.64
Pro forma net tangible book value as adjusted to give effect to this offering	US$	3.0	US$	3.0
Amount of dilution in net tangible book value to new investors in the offering	US$	16.81	US$	16.81

A US$1.00 change in the assumed public offering price of US$19.81 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$9.6 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$3.08 per ordinary share and US$3.08 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$17.73 per ordinary share and US$17.73 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses.

The following table summarizes, on a pro forma basis as of August 31, 2017, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed offering price of US$19.81 per ADS, the closing trading price of the ADSs on February 22, 2018, before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount		Percent	US$	US$
Existing shareholders	117,250,000	92.14%	US$	213,030,000	51.82%	1.82	1.82
New investors	10,000,000	7.86%	US$	198,100,000	48.18%	19.81	19.81

Total	127,250,000	100.00%	US$	411,130,000	100.00%

A US$1.00 change in the assumed initial public offering price of US$19.81 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$10.0 million, US$10.0 million, US$0.08 and US$0.08, respectively, assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any share options. See “Management—Share Incentive Plan.” To the extent that any of these awards are exercised or vested, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business operations are based in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6090 to US$1.00, the noon buying rate on November 30, 2017, except for the financial data related to the 2017 fiscal year for which the exchange rate is RMB6.5888 to US$1.00, the noon buying rate on August 31, 2017, both as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On February 16, 2018, the noon buying rate for Renminbi was 6.3438 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
Fiscal 2013	6.1193	6.1928	6.3489	6.1123
Fiscal 2014	6.1430	6.1506	6.2591	6.0402
Fiscal 2015	6.3760	6.2085	6.4122	6.1107
Fiscal 2016	6.6776	6.5108	6.7013	6.3180
Fiscal 2017
August	6.5888	6.6670	6.7272	6.5888
Fiscal 2018
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
January	6.2841	6.4233	6.5263	6.2841
February (through February 16, 2018)	6.3438	6.3118	6.3438	6.2649

Source:    Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and all of our assets are located in China. Except for Messrs Junli He, Peter Andrew Schloss and Jun Zhao, all of our other directors and officers are Chinese nationals or Hong Kong residents and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and JunHe LLP, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (1) such courts had proper jurisdiction over the parties subject to such judgment, (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in China. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (1) the contract is signed and/or performed within China, (2) the subject of the action is located within China, (3) the company (as defendant) has seizable properties within China, (4) the company has a representative organization within China, or (5) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiaries and affiliated entities in China. As of January 31, 2018, we had a network of 62 schools in China that cover K-12 education and a number of learning centers for after-school programs through certain contractual arrangements with BGY Education Investment, which in turn controls and holds these schools and learning centers. We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994. Over the past two decades, we have established and acquired a number of schools and learning centers in China.

Beginning in 2016, we underwent a restructuring in contemplation of the initial public offering in May 2017. In particular:

•	Incorporation of the listing entity . In December 2016, Ms. Meirong Yang incorporated Bright Scholar Holdings as our proposed listing entity in the Cayman Islands.

•	Acquisition of Impetus . In January 2016, we acquired Impetus Investment Ltd., or Impetus, a Cayman Islands company from Mr. Junli He and other selling shareholders.

•	Incorporation of PRC subsidiary . In January 2017, Time Education China Holdings Limited incorporated Zhuhai Bright Scholar, as our wholly-owned subsidiary in China.

•	Contractual arrangements. In January 2017, we, through our PRC subsidiary, Zhuhai Bright Scholar, entered into a series of contractual arrangements with (1) our affiliated entities, including BGY Education Investment and the schools it owns and operates, and (2) Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of BGY Education Investment, to obtain effective control of our affiliated entities.

Our Contractual Arrangements

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in our schools.

Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) our affiliated entities, including BGY Education Investment and the schools it owns and operates, and (2) the shareholders of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, which enable us to:

•	exercise effective control over our affiliated entities;

•	receive substantially all of the economic benefits of our affiliated entities in consideration for the services provided by us; and

•	have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law.

Ms. Meirong Yang is one of our founders and a relative of Ms. Huiyan Yang, our chairperson. Mr. Wenjie Yang is Ms. Meirong Yang’s business partner. We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Zhuhai Bright Scholar. We have combined and consolidated the results of our affiliated entities in our combined and consolidated financial statements included elsewhere in this prospectus in accordance with U.S. GAAP. The contractual arrangements were executed and became effective on January 25, 2017. Certain of our newly established schools executed Rights and Obligations Assumption Letters in 2017 and 2018 to enjoy the rights and perform the obligations under the contractual arrangements. We are in the process of arranging the execution of Rights and Obligations Assumption Letters for the rest of our newly established schools. For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China.”

We have been advised by JunHe LLP, our PRC legal counsel, that the contractual arrangements among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang as the shareholders of BGY Education Investment are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect. If our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us the effective control over our affiliated entities. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as director ownership.”

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements and agreements that establish the structure for operating our education services business in China do not comply with relevant PRC government restrictions on foreign investment in the education services industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China.”

If we are unable to maintain effective control over our affiliated entities, we will not be able to continue to consolidate the financial results of our affiliated entities into our financial results. The revenue contribution of our affiliated entities accounted for 99.4% of our total revenues in the 2017 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, pursuant to which we provide service to our schools in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual schools before determining the amount we collect from each school. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves and each private school in China is required to allocate a certain amount to its development fund prior to payments of dividend. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in their net assets for such purposes. See “Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

The following is a summary of the material provisions of these contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment. We may not amend or terminate these agreements unless authorized by a majority vote of our board of directors. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where You Can Find Additional Information.”

Call Option Agreement. Pursuant to the call option agreement between Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment, entered into in January 2017, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably granted Zhuhai Bright Scholar or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interest in BGY Education Investment at nil consideration or the lowest consideration permitted by PRC laws and regulations under the circumstances where Zhuhai Bright Scholar or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of BGY Education Investment or where we otherwise deem it necessary or appropriate to exercise the option. Zhuhai Bright Scholar has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of BGY Education Investment’s assets or equity interests. Without obtaining Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not enter into any material contracts, incur any indebtedness, or alter the business scope of BGY Education Investment. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the education services business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Power of Attorney. In January 2017, Ms. Meirong Yang and Mr. Wenjie Yang each executed irrevocable powers of attorney, appointing Zhuhai Bright Scholar, or any person designated by Zhuhai Bright Scholar, as his/her attorney-in-fact to (1) call and attend shareholders meeting of BGY Education Investment and execute relevant shareholders resolutions, (2) exercise on his/her behalf all his/her rights as a shareholder of BGY Education Investment, including those rights under PRC laws and regulations and the articles of association of BGY Education Investment, such as voting, appointing, replacing or removing directors, (3) submit all documents as required by government authorities on behalf of BGY Education Investment, (4) assign Ms. Meirong Yang’s and Mr. Wenjie Yang’s shareholding rights to Zhuhai Bright Scholar, including the rights to receive dividends, dispose of equity interest and enjoy the rights and interests during and after liquidation, (5) review the resolutions, books and accounts of BGY Education Investment, and (6) exercise any other rights and benefits associated with shareholding that Ms. Meirong Yang or Mr. Wenjie Yang receive from BGY Education Investment.

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, each of our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of BGY Education Investment, entered into in January 2017, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to our affiliated entities. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of our affiliated entities may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. Our affiliated entities agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenue deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang,

Mr. Wenjie Yang and our affiliated entities agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our affiliated entities, or disposing of their equity interests in our affiliated entities, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of our affiliated entities without the written consent of Zhuhai Bright Scholar.

Unless terminated, the agreement shall remain in full force and effect during the term of operations of Zhuhai Bright Scholar and our affiliated entities.

Equity Pledge Agreement. Pursuant to the equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang, Mr. Wenjie Yang, BGY Education Investment entered into in January 2017, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably pledged all of their respective equity interests in BGY Education Investment to Zhuhai Bright Scholar to guarantee performance of the obligations of our affiliated entities under the call option agreements, power of attorneys and exclusive management services and business cooperation agreements, each as described above. Ms. Meirong Yang and Mr. Wenjie Yang each agreed that without prior written consent of Zhuhai Bright Scholar, they shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of Ms. Meirong Yang, Mr. Wenjie Yang and our affiliated entities under the agreements described above have been duly performed and related payments are duly paid. The pledge of equity interests in BGY Education Investment has been duly registered with the local branch of SAIC and is effective upon such registration.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Following the completion of this offering, Ms. Meirong Yang, Ms. Huiyan Yang, Mr. Junli He and public shareholders will beneficially own 57.05%, 15.72%, 5.82% and 21.41% of total ordinary shares on an as-converted basis, representing 71.61%, 19.73%, 7.31% and 1.35% of the aggregate voting power, respectively. See “Principal Shareholders.”
(2)	Ms. Meirong Yang and Ms. Huiyan Yang have entered into an acting-in-concert arrangement, pursuant to which they consult with each other before voting and deciding on material matters in relation to the management of our company. Under such arrangement, if no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. See “Principal Shareholders.”
(3)	Following the effectiveness of the amended Law on the Promotion of Private Education, for-profit private learning centers are required to apply for operating permits. As a result, we ceased the transfer of the employees at our learning centers, as we foresee substantial uncertainties if we apply for such operating permits through the subsidiaries of Zhuhai Bright Scholar, a foreign-invested enterprise. As of the date of this prospectus, our learning centers continue to be owned and operated by subsidiaries of BGY Education Investment.
(4)	Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Each of our schools we currently operate is sponsored by BGY Education Investment or a school sponsored by it as registered pursuant to applicable PRC laws and regulations. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “PRC Regulation—Regulations on Private Education in the PRC.”

The following table sets out the details of our subsidiaries, affiliated entity and schools/subsidiaries held by our affiliated entity that are significant to us.

Subsidiaries	Place of Incorporation	Ownership Interest
Impetus Investment Limited	Cayman Islands	100%
Bright Scholar (Enlightenment) Investment Holdings Limited	British Virgin Islands	100%
Time Education China Holdings Limited	Hong Kong	100%
Time Elan Education Technology Co., Ltd.	PRC	100%
Shenzhen Qianhai Bright Scholar Management Consulting Co., Ltd.	PRC	100%
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd.	PRC	100%
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	PRC	100%
Foshan Shunde Elan Education Training Co., Ltd.	PRC	100%
Shenzhen Elan Education Training Co., Ltd.	PRC	100%
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	PRC	80%
Guangdong Bright Scholar Education Technology Co., Ltd.	PRC	100%
Guangzhou Elan Education Consulting Co., Ltd.	PRC	100%

Affiliated Entity	Place of Incorporation
BGY Education Investment Management Co., Ltd.	PRC

Schools/subsidiaries held by Affiliated Entity	Place of Incorporation
Guangdong Country Garden School	PRC
Huanan Country Garden School	PRC
Huanan Country Garden Bilingual Kindergarten	PRC
Phoenix City Country Garden Kindergarten	PRC
Phoenix City Bilingual School	PRC
Licheng Country Garden Bilingual Kindergarten	PRC
Country Garden Venice Bilingual School	PRC
Nansha Country Garden Bilingual Kindergarten	PRC
Phoenix City Bilingual Kindergarten	PRC
Wuyi Country Garden Bilingual School	PRC
Shawan Country Garden Kindergarten	PRC
Heshan Country Garden Kindergarten	PRC
Heshan Country Garden School	PRC
Country Garden Venice Kindergarten	PRC
Wuhan Country Garden Kindergarten	PRC
Wuhan Country Garden School	PRC
Huanan Country Garden Cuiyun Mountain Kindergarten	PRC
Zengcheng Country Garden Kindergarten	PRC

Schools/subsidiaries held by Affiliated Entity	Place of Incorporation
Zengcheng Country Garden School	PRC
Fengxin Country Garden Kindergarten	PRC
Phoenix City Fengyan Kindergarten	PRC
Country Garden Huacheng School	PRC
Xiju Country Garden Kindergarten	PRC
Dalang Country Garden Kindergarten	PRC
Huadu Holiday Peninsula Kindergarten	PRC
Jurong Country Garden School	PRC
Maoming Country Garden Kindergarten	PRC
Country Garden Silver Beach Kindergarten	PRC
Haoting Country Garden Kindergarten	PRC
Huiyang Country Garden Kindergarten	PRC
Ningxiang Country Garden School	PRC
Country Garden Huacheng Kindergarten	PRC
Lanzhou Country Garden School	PRC
Guangdong Country Garden Kindergarten*	PRC
Huaxi Country Garden International Kindergarten	PRC
Jurong Country Garden Kindergarten*	PRC
Lanzhou Country Garden Kindergarten*	PRC
Taishan Country Garden Kindergarten*	PRC
Wuyi Country Garden Bilingual Kindergarten*	PRC
Huaxi Country Garden International School	PRC
Ningxiang Country Garden Kindergarten	PRC
Ningxiang Country Garden Foreign Language Training School**	PRC
Country Garden Experimental School	PRC
Country Garden Silver Beach School	PRC
Danyang Country Garden Kindergarten	PRC
Gaoming Country Garden Kindergarten	PRC
Huidong Silver Beach Education Consulting Co., Ltd.	PRC
Laian Country Garden Foreign Language School	PRC
Laian Country Garden Kindergarten	PRC
Qingyuan Country Garden Bilingual Kindergarten	PRC
Qishi Country Garden Kindergarten	PRC
Qingxi Country Garden Kindergarten	PRC
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	PRC
Taishan Country Garden School	PRC
Enping Country Garden Kindergarten	PRC
Chuzhou Country Garden Kindergarten	PRC
Kaiping Country Garden Jade Bay Kindergarten	PRC
Huaian Country Garden Tianshan Bilingual Kindergarten	PRC
Shenghua Country Garden Schools	PRC

Schools/subsidiaries held by Affiliated Entity	Place of Incorporation
Chuzhou Country Garden Foreign Language School	PRC
Shaoguan Country Garden Foreign Language School	PRC
Kaiping Country Garden School	PRC
Huaian Country Garden Tianshan Bilingual School	PRC
Shanghai Elan Culture Communication Co.,Ltd.	PRC
Shenzhen Time Elan Technology Co., Ltd.	PRC
Time Elan Education Technology (Beijing) Co., Ltd.	PRC
Guangdong Xingjian Education Co., Ltd.	PRC
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	PRC
Shanghai Elan Education and Training Co., Ltd.	PRC
Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd. ***	PRC
Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. ***	PRC

*	Operate as departments of certain of our schools, not separate legal entities under PRC law.
**	Ningxiang Country Garden School currently operates its high school programs through Ningxiang Company Garden Foreign Language Training School.
***	30% of the equity interests of Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd. and Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. are held by third parties.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected combined and consolidated statements of operations data for the 2015, 2016 and 2017 fiscal years, the selected combined and consolidated balance sheet data as of August 31, 2016 and 2017 and the combined and consolidated statements of cash flows data for the 2015, 2016 and 2017 fiscal years have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The following selected combined statements of operations data for the 2014 fiscal year, the selected combined balance sheet data as of August 31, 2014 and 2015, the combined statements of cash flows data for the 2014 fiscal year have been derived from our audited combined financial statements not included in this prospectus. Our combined and consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the combined and consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended August 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Combined and Consolidated Income (Loss) Data:
Revenue	588,163	745,850	1,040,329	1,328,367	201,610
Cost of revenue	(501,881)	(655,597)	(736,205)	(860,330)	(130,575)

Gross profit	86,282	90,253	304,124	468,037	71,035
Selling, general and administrative expenses	(125,784)	(166,084)	(290,098)	(261,972)	(39,760)

Other operating income	3,626	5,249	4,283	8,874	1,347

Operating (loss)/income	(35,876)	(70,582)	18,309	214,939	32,622

Interest income, net	1,596	1,808	2,148	4,901	744
Investment income	—	—	805	13,718	2,082

Other expenses	(61)	(455)	(457)	(779)	(118)

(Loss)/income before income taxes	(34,441)	(69,229)	20,805	232,779	35,330
Income tax (expense)/benefit	(3,775)	29,317	(17,889)	(40,970)	(6,218)

Net (loss)/income	(38,116)	(39,912)	2,916	191,809	29,112

Net (loss)/ income attributable to non-controlling interests (1)	(5,230)	166	39,290	19,759	2,999
Net (loss)/income attributable to ordinary shareholders	(32,886)	(40,078)	(36,374)	172,050	26,113
Net (loss)/earnings per share attributable to ordinary shareholders (2)
Basic and diluted	(0.36)	(0.43)	(0.38)	1.64	0.25
Weighted average shares used in calculating net loss per ordinary share (2):
Basic and diluted	92,590,000	92,590,000	96,983,360	104,839,041	104,839,041
Non-GAAP Financial Data (3)
Adjusted EBITDA	(2,472)	(13,930)	185,821	305,934	46,432
Adjusted net income/(loss)	(38,116)	(39,912)	97,986	191,809	29,112

(1)	Includes former shareholders (comprising all minority shareholders of all of our international schools, bilingual schools and kindergartens) that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year.
(2)	After giving effect to a share split effected on April 26, 2017, following which each of our authorized and issued ordinary shares was sub-divided into 10 ordinary shares.
(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures” for details.

	As of August 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Combined and Consolidated Balance Sheet Data
Cash and cash equivalents	144,581	240,684	356,018	1,883,000	285,788

Restricted Cash	3,547	3,564	6,433	13,662	2,074
Total assets	913,757	1,093,196	1,239,232	2,686,632	407,757

Total equity	(18,422)	(38,955)	161,561	1,419,458	215,435

Current liabilities	876,834	1,074,601	1,011,849	1,202,074	182,442

Total liabilities	932,179	1,132,151	1,077,671	1,267,174	192,322

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Selected Combined and Consolidated Cash Flows Data
Net cash provided by operating activities	134,887	360,658	464,919	70,562
Net cash (used in)/provided by investing activities	(154,381)	32,086	(55,725)	(8,457)
Net cash provided by/(used in) financing activities	115,614	(274,541)	1,161,511	176,286
Net increase in cash and cash equivalents, and restricted cash	96,120	118,203	1,570,705	238,391
Cash and cash equivalents, and restricted cash at beginning of the year	148,128	244,248	362,451	55,010

Cash and cash equivalents, and restricted cash at end of the year	244,248	362,451	1,896,662	287,862

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the combined and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2017, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with the Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 62 schools as of January 31, 2018, covering the breadth of K-12 academic needs of our students across eight provinces in China. In the three months ended November 30, 2017, we had an average of 33,916 students enrolled at our schools, representing an increase of 60.9% from an average of 21,084 students enrolled during the 2015 school year.

In the 2017 fiscal year, our revenue increased to RMB1,328.4 million (US$201.6 million) from RMB745.9 million in the 2015 fiscal year, representing a CAGR of 33.5%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. We had net income of RMB2.9 million and RMB 191.8 million (US$29.1 million) in the 2016 and 2017 fiscal years, respectively, compared to net loss of RMB39.9 million in the 2015 fiscal year. We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations. Our adjusted net income was RMB98.0 million and RMB191.8 million (US$29.1 million) in the 2016 and 2017 fiscal years, respectively. The 2016 fiscal year was the only fiscal year where we incurred share-based compensation expenses.

For a detailed description of our non-GAAP measures, see “—Results of Operations—Non-GAAP measures” below.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting China’s private K-12 education industry and company-specific factors, including the following:

Demand for international and bilingual private K-12 education in China

We have benefited from the increasing demand for international and bilingual private K-12 education in China. Such demand is primarily driven by the increasing number of Chinese students who seek quality education and aspire to study abroad, which is in turn driven by an increasing number of affluent families in China, the rising recognition of the quality of higher education overseas, the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects, and various economic and political factors. Material changes to these factors will affect our operation results.

Our student enrollment and mix

Our revenue primarily consists of tuition and fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenue and profitability. The following table sets forth the average number of students enrolled at our schools for the school years indicated.

	2015 school year		2016 school year		2017 school year		Three months ended November 30, 2017
	Number	% of total	Number	% of total	Number	% of total	Number	% of total
International schools	4,292	20.4%	5,443	21.0%	6,283	21.1%	7,227	21.3%
Bilingual schools	9,512	45.1%	11,441	44.2%	13,189	44.4%	15,371	45.3%
Kindergartens	7,280	34.5%	8,979	34.7%	10,275	34.5%	11,318	33.4%

Total	21,084	100.0%	25,862	100.0%	29,747	100.0%	33,916	100.0%

Our total student enrollment increased from an average of 21,084 students for the 2015 school year to an average of 29,747 students for the 2017 school year and further to an average of 33,916 students for the first quarter of the 2018 school year. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, as well as the population density in Country Garden’s residential properties, which have served as a major source of students for our schools. An increase in the student contribution of our international schools also enhances our ability to increase revenue, because our international schools generally charge tuition and fees substantially higher than our bilingual schools and kindergartens do.

Student enrollment is also affected by the number and capacity of our schools. The following table sets forth the number and capacity of schools as of the dates indicated.

	As of September 1,
	2015		2016		2017
	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity
International schools	5	12,788	6	15,260	6	15,260
Bilingual schools	11	16,665	11	17,436	16	25,530
Kindergartens (1)	33	14,955	34	15,395	38	17,077

Total	49	44,408	51	48,091	60	57,867

(1)	Number of schools and student capacity as of September 1, 2015 includes that for Zhenjiang Country Garden Foreign Language Kindergarten, which was formally launched on November 1, 2015.

We expanded our school network from 49 schools as of September 1, 2015 to 60 schools as of September 1, 2017, with our total student capacity increasing from 44,408 students as of September 1, 2015 to 57,867 students as of September 1, 2017. As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. The utilization rate, defined as the average of monthly student enrollment at a school for a period divided by the school capacity as of the start of such period, at our schools that had five or more years of operating history as of September 1, 2017 remained at high levels of 87.2%, 94.8% and 92.8% on average for the 2015, 2016 and 2017 school year, respectively. The average utilization rate for schools that had less than five years of operating history as of September 1, 2017 increased from 32.6% for the 2015 school year to 33.2% for the 2017 school year. In particular, the average utilization rate for our schools that opened on or after September 1, 2014 was 16.3% in their first year of operation, 29.7% in their second year of operation and 46.8% in their third year of operation, demonstrating our ability to effectively ramp up individual new schools. Our revenue generated from complementary education services was driven by the number of students enrolled in our complementary education services.

Our tuition and fees

Our results of operations are affected by the level of the tuition and fees we charge our students. We charge tuition and fees based on the type of school that the student is enrolled at, the location of the school and, in certain cases, the student’s grade level. We generally seek to gradually increase our tuition and fee level without compromising our student enrollment. The tuition and fees we charge are subject to approval by the competent government pricing authorities. The government pricing authorities, at both the provincial and local levels, have broad powers to regulate the private education industry in China including the tuition, room and board fees and other fees charged by schools. The following table sets forth the average tuition and fees of our schools for the school years indicated.

	2015 school year	2016 school year	2017 school year	Three months ended November 30, 2017
	RMB	RMB	RMB	RMB
International schools	71,273	77,744	80,478	24,200
Bilingual schools	25,796	28,729	31,346	10,100
Kindergartens	26,279	28,067	30,364	9,400
Average	35,220	38,814	41,384	22,598

For the 2015, 2016 and 2017 school years, our average tuition and fees across all of our schools were RMB35,220, RMB38,814 and RMB41,384, respectively. Our tuition and fees charged for international schools are higher than that for our bilingual schools and kindergartens, which reflects the additional education and operating resources we provide and the premium that parents are willing to pay for international education. For the first quarter of the 2018 school year, we charged average tuition and fees of RMB24,200 per student for international schools, RMB10,100 per student for bilingual schools and RMB9,400 per student for kindergartens.

The tuition and fees we charge are also affected by the ramp-up stage of our schools. For our new schools in the initial ramp-up period, which are typically located at or in the vicinity of recently-completed properties of Country Garden, a related party, we may strategically price our tuition and fees to encourage student enrollment. We have greater leverage over the pricing of tuition and fees for our more established schools, such as Guangdong Country Garden School and Phoenix City Bilingual School.

We have more discretion in determining the tuition levels for our complementary education services. We generally raise the tuition for our complementary education services based on factors including the demand for our services, the costs of offering our services, and the tuition and fees charged by our competitors.

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio in the 2017 school years was 9.4, which was generally lower than that seen amongst our industry peers for the same periods and represents potential for us to increase this ratio in the future. Our operating margin was (9.5%) in the 2015 fiscal year, and turned profitable to 1.8% in the 2016 fiscal year and further to 16.2% in the 2017 fiscal year. The improvement in our operating margin reflects higher productivity of our staff and our implementation of additional cost control measures. The average number of our staff was 4,698, 5,716 and 6,228 in the 2015, 2016 and 2017 fiscal years, respectively, and our total staff costs as a percentage of revenue were 72.2%, 61.2% and 57.3% during the same periods, respectively.

We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability through management centralization of certain operational aspects, those schools in our network with longer operating history have seen significant improvement in operating margin over time. Schools in our school network that have been in operation for five or more years as of September 1, 2017 had, as a group, significantly improved their operating margin, calculated as the total operating profit of the concerned schools divided by total revenue of such schools, from (4.5%) in the 2015 fiscal year to 26.2% in the 2017 fiscal year.

Our newly-established schools have been able to grow rapidly during the ramp-up period following their establishment, as their brand value grows, student enrollment increases and capacity utilization improves. This has resulted in greater operating leverage and increasing profitability at these schools as well. Schools in our network that have been in operation for less than five years as of September 1, 2017 had, as a group, significantly narrowed their operating margin, calculated as the total operating profit of the concerned schools divided by the total revenue of such schools, from (45.2%) in the 2015 fiscal year to 8.7% in the 2017 fiscal year. In addition, five out of the six international schools we operate have less than five years of operating history. The relatively higher fixed and variable costs and expenses for our international schools and the number of international schools at the ramp-up stage have affected the gross margin of our international schools segment historically. In the 2017 fiscal year, gross margin for our international schools segment was 28.8%, compared to 36.6% and 42.7% for bilingual schools and kindergartens, respectively. Substantially all of our schools in operation are located within or in the vicinity of Country Garden’s residential communities. We did not pay fees for the facilities occupied by a majority of our existing schools. Going forward, for new schools launched in collaboration with Country Garden, we may pay fees to Country Garden for operating schools on their land and facilities, which may affect our profitability as we further expand our school network.

Our ability to expand our school network cost-efficiently

We operate a highly scalable model by leveraging our strong strategic relationship with Country Garden. All of our existing schools are located within or in the vicinity of Country Garden’s residential communities. Country Garden is generally responsible for land procurement and facilities construction, and we are responsible for the school operation. Our ability to maintain the collaboration with Country Garden or with other third parties in a similar manner will determine the speed and efficiency with which we expand our school network. In the case where we pursue a strategy to procure and build our schools independent of Country Garden and other third parties, our ability to efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

Strategic investments and acquisitions

We have expanded our business operations through organic growth and strategic investments into and acquisitions of complementary businesses. We acquired élan, an English proficiency training business, in January 2016, entered into an agreement to acquire a minority interest in Can-achieve, a test preparation and college counseling business, in July 2017, and entered into an agreement to acquire 75% equity interests in five kindergartens in Hubei province, China in December 2017. We plan to continue to make strategic investments into and acquisitions of schools and complementary businesses to better serve our students and drive our future growth. Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

Seasonality

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. Our students and their parents typically pay the tuition and fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Critical Accounting Policies

We prepare our combined and consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements. As Bright Scholar Holdings is deemed a foreign legal person under PRC laws, subsidiaries owned by us are ineligible to engage in provisions of education services in China. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, our wholly owned PRC subsidiary, (2) our affiliated entities, including BGY Education Investment and the schools controlled and held by it, and (3) the shareholders of BGY Education Investment.

We believe we have the power to control BGY Education Investment. Specifically, we believe that the terms of the exclusive call option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreement. To exercise our rights under the exclusive call option agreement does not require the consent of BGY Education Investment. Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of our affiliated entities. We believe that our ability to exercise effective control, together with the exclusive management services and business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from our affiliated entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the affiliated entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our unaudited condensed combined and consolidated financial statements.

As advised by JunHe LLP, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Fair value of our combined entities and Impetus

Prior to our initial public offering, we were a private company with no quoted market price for our combined entities and Impetus. We therefore need to make estimates of the fair value for business acquisition of Impetus at the date when control of Impetus was obtained by our combined entities.

The following table sets forth the fair value of combined entities and Impetus estimated on January 27, 2016 with the assistance from an independent valuation firm:

Our combined entities

Date	Equity Value	DLOM	Discount Rate	Type of Valuation	Purpose of Valuation
	(RMB thousands)
January 27, 2016	2,025,000	20%	17.5%	Retrospective	Fair value of combined entities as at the date of acquisition;

The major assumptions used in the discount cash flow model are as follows.

Our combined entities
Revenue growth rate	3% to 27%
Weighted average cost of capital	17.5%
Terminal growth rate	3%

Impetus

Date	Equity Value	Discount Rate	Type of Valuation	Purpose of Valuation
	(RMB thousands)
January 27, 2016	108,982	18%	Retrospective	Fair value of Impetus as at the date of acquisitions;

The major assumptions used in the discount cash flow model are as follows.

Impetus
Revenue growth rate	3% to 269%
Weighted average cost of capital	18%
Terminal growth rate	3%

We adopted the income approach, in particular, the discounted cash flow method, to analyze the indicative value of all equity interests in us.

The determination of the fair value of our combined entities and Impetus requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our equity interests of our combined entities and Impetus and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of our combined entities and Impetus include:

Discount rates.    The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, five publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected whose business natures are similar to us.

Discount for lack of marketability, or DLOM.    DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an initial public offering) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of our combined entities and Impetus.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in industry trends market conditions for private education from current forecasts. These assumptions are inherently uncertain.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the 2015, 2016 and 2017 fiscal years.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of annual goodwill impairment tests, as of testing date, no impairment indicators were noted for all the periods presented.

Acquired intangible assets other than goodwill consist of trademarks and brand and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks and brand	10 years
Core curriculum	10 years

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts, and sales related tax. The primary sources of our revenue are as follows:

Education programs and services

Service income includes tuition and boarding fees from our international schools and bilingual schools and tuition from our kindergartens.

Tuition and boarding fees received are generally paid in advance prior to the beginning of each semester, and are initially recorded as deferred revenue. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears later. Tuition and boarding fees are recognized proportionately over the relevant period of the applicable program. The portion of tuition and boarding payments received from students but not earned is recorded under deferred revenue and reflected as a current liability as such amounts represent revenue that we expect to earn within one year. Our school year is generally from September to January and from March to July of the following year.

Education materials

Revenue attributable to education materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students.

Training course and program fees

Revenue derived from providing language training is recognized proportionally as we deliver these services over the period of the course.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to amounts more likely than not to be realized.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

We record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. We accrue interest and penalties related to unrecognized tax benefits in other liabilities and recognize the related expense in income tax expense.

Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, we participate in defined contribution retirement schemes organized by the relevant local government authorities for its eligible employees whereby we are required to make contributions to such schemes at certain percentages of the deemed salary rate announced annually by the local government authorities.

Housing subsidies

We provide housing subsidies benefit for certain employees of Guangdong Country Garden School. We estimate the expenses and related costs on the basis of the probability of the eligibility of Guangdong Country Garden School’s employees, the average tenure, employees’ turnover rate and reasonable discount rates.

Share-based compensation

In January 2016, we acquired the entire equity interest in Impetus. We paid 7.41% of the interests in our subsidiaries and affiliated entities, or the combined entities, plus cash consideration to Mr. Junli He to acquire his 56% equity interest in Impetus and his services for acting as our chief executive officer after the acquisition. We determined that the amount in excess of the fair value of 7.41% interest in our combined entities and cash consideration paid to Mr. Junli He over the fair value of 56% interest in Impetus is deemed to be share-based compensation so as to attract Mr. Junli He to serve as our chief executive officer. Accordingly, we recorded share-based compensation expenses of approximately RMB95.1 million for the 2016 fiscal year and the share-based compensation is recognized in selling, general and administrative expenses.

Commencing from January 27, 2016, the completion date of the acquisition, Mr. Junli He is entitled to exercise any shareholder’s rights, including the right to receive dividends and any voting rights, in respect of his 7.41% interest in our combined entities.

We engaged a third party valuation firm to assist us with the valuation of our combined entities and Impetus and determined that the fair value of our combined entities and Impetus as of the acquisition date was approximately RMB2.0 billion and RMB109.0 million, respectively. See “—Critical Accounting Policies—Fair value of our combined entities and Impetus” for details.

Key Components of Results of Operations

Revenue

We derive our revenue from four operating segments, including international schools, bilingual schools, kindergartens and complementary education services. Our revenue increased during the 2015, 2016 and 2017 fiscal years primarily due to increases in the average tuition and fees and the increased number of student enrollment, which is the result of the expansion of our school network and increasing utilization of existing schools.

The following table compares revenue generated from our schools and complementary education services and as a percentage of total revenue for the periods indicated.

	Year Ended August 31,
	2015		2016		2017
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
International schools	305,904	41.0%	423,122	40.7%	505,595	76,736	38.1%
Tuition revenue (1)	274,407	36.8%	375,895	36.1%	436,612	66,266	32.9%
Others (2)	31,497	4.2%	47,227	4.5%	68,983	10,470	5.2%
Bilingual schools	245,359	32.9%	328,678	31.6%	413,404	62,743	31.1%
Tuition revenue (1)	173,827	23.3%	235,935	22.7%	300,934	45,674	22.6%
Others (2)	71,532	9.6%	92,743	8.9%	112,470	17,069	8.5%
Kindergartens	191,318	25.7%	252,013	24.2%	312,008	47,354	23.5%
Tuition revenue (1)	165,059	22.1%	216,425	20.8%	269,962	40,973	20.3%
Others (2)	26,259	3.5%	35,588	3.4%	42,046	6,381	3.2%
Complementary education services	3,269	0.4%	36,516	3.5%	97,360	14,777	7.3%
Tuition revenue (3)	—	—	25,697	2.5%	71,267	10,816	5.4%
Others (4)	3,269	0.4%	10,819	1.0%	26,093	3,961	1.9%

Total	745,850	100.0%	1,040,329	100.0%	1,328,367	201,610	100%

(1)	Includes tuition from K-12 education programs and income from sales of education materials.
(2)	Includes meal income, boarding income and others, net of sales tax.
(3)	Includes revenue from learning centers.
(4)	Includes income from overseas camps and extracurricular programs, net of sales tax.

We raised the average tuition and fees per student at a CAGR of approximately 8.4% from the 2015 fiscal year to the 2017 fiscal year. We generally charge our students tuition and other fees prior to the beginning of each semester. We also accept monthly payment for fees at certain kindergartens. We offer a partial refund if a student withdraws during a semester and tuition discounts to certain of Country Garden’s homeowners, our employees and Country Garden’s employees.

The increase in revenues from our schools was primarily driven by the increased number of student enrollment and an increase in the average tuition and fees. Revenue from our complementary education services increased significantly in the 2016 fiscal year primarily due to an increase in revenue of élan, an English proficiency training business we acquired in January 2016, and to a lesser extent, an increase in our revenue generated from camp programs.

Cost of revenue

Our cost of revenue primarily consists of staff costs, comprising primarily salaries and other benefits for teachers and educational staff, and other costs, comprising primarily expenses relating to room and board services, educational activities and utilities and maintenance of school facilities.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total segment revenue for the periods indicated.

	Year Ended August 31,
	2015		2016		2017
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
International schools	289,669	94.7%	312,527	73.9%	360,044	54,645	71.2%
Staff costs	200,943	65.7%	233,486	55.2%	268,279	40,717	53.1%
Others (1)	88,726	29.0%	79,041	18.7%	91,765	13,928	18.1%
Bilingual schools	213,877	87.2%	228,889	69.6%	262,283	39,807	63.4%
Staff costs	137,870	56.2%	155,143	47.2%	182,648	27,721	44.2%
Others (1)	76,007	31.0%	73,746	22.4%	79,635	12,086	19.2%
Kindergartens	150,759	78.8%	168,157	66.7%	178,758	27,131	57.3%
Staff costs	103,679	54.2%	118,943	47.2%	136,049	20,649	43.6%
Others (1)	47,080	24.6%	49,214	19.5%	42,709	6,482	13.7%
Complementary education services	1,292	39.5%	26,632	72.9%	59,245	8,992	60.9%
Staff costs	—	—	14,846	40.7%	31,076	4,716	31.9%
Others (1)	1,292	39.5%	11,786	32.3%	28,169	4,276	29.0%

Total	655,597	87.9%	736,205	70.8%	860,330	130,575	64.8%

(1)	Includes primarily expenses relating to room and board services, depreciation and amortization and others.

Our cost of revenue increased from the 2015 fiscal year to the 2017 fiscal year primarily due to an increase in staff costs, resulting from an increase in the total number of our teachers and educational staff, and an increase in boarding expenses, which is in line with the increased number of our student enrollment and the expansion of our school network.

Our cost of revenue as a percentage of our total revenue decreased from 87.9% in the 2015 fiscal year to 64.8% in the 2017 fiscal year, primarily due to (1) our improved operating efficiency, including from budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, and (2) the increase in our average tuition and fees.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB166.1 million, RMB290.1 million, and RMB262.0 million (US$39.8 million) in the 2015, 2016 and 2017 fiscal years, respectively, accounting for 22.3%, 27.9%, and 19.7% of our revenue for the same periods, respectively. Excluding the share-based compensation in the 2016 fiscal year, our selling, general and administrative expenses would have been RMB195.1 million, accounting for 18.7% of our revenue in the 2016 fiscal year. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue increased from 18.7% in the 2016 fiscal year to 19.7% in the 2017 fiscal year primarily due to benefits we paid to additional general and administrative personal to support our growing business, as well as expenses related to our initial public offering of RMB16.9 million incurred during the 2017 fiscal year.

Results of Operations

The following tables set forth a summary of our combined and consolidated results of operations by amount and as a percentage of total revenue for the periods indicated. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Revenue	745,850	1,040,329	1,328,367	201,610
Cost of revenue	(655,597)	(736,205)	(860,330)	(130,575)

Gross profit	90,253	304,124	468,037	71,035
Selling, general and administrative expenses	(166,084)	(290,098)	(261,972)	(39,760)
Other operating income	5,249	4,283	8,874	1,347

Operating (loss)/income	(70,582)	18,309	214,939	32,622
Interest income, net	1,808	2,148	4,901	744
Investment income	—	805	13,718	2,082
Other expense	(455)	(457)	(779)	(118)

(Loss)/Income before income taxes	(69,229)	20,805	232,779	35,330
Income tax benefit/(expense)	29,317	(17,889)	(40,970)	(6,218)

Net (loss)/income	(39,912)	2,916	191,809	29,112

Net income attributable to non-controlling interests (1)	166	39,290	19,759	2,999

Net (loss)/income attributable to ordinary shareholders	(40,078)	(36,374)	172,050	26,113

Adjusted net (loss)/income (2)	(39,912)	97,986	191,809	29,112

Net (loss)/earnings per share attributable to ordinary shareholders (3)
Basic and diluted	(0.43)	(0.38)	1.64	0.25
Weighted average shares used in calculating net (loss)/earnings per ordinary share (3)
Basic and diluted	92,590,000	96,983,360	104,839,041	104,839,041

(1)	Includes former shareholders that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year.
(2)	Represents net income before share-based compensation expenses. See “—Results of Operations— Non-GAAP measures” for details.
(3)	After giving effect to a share split effected on April 26, 2017, following which each of our authorized and issued ordinary shares was sub-divided into 10 ordinary shares.

Non-GAAP measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA as income from operations (which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We incurred share-based compensation in the 2016 fiscal year only, which was associated with the acquisition of Mr. Junli He’s equity interests in Impetus in January 2016.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted EBITDA and adjusted net income/(loss) enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation expenses, and without considering the impact of non-operating items such as interest income and income tax benefit and expenses. We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, income tax benefit and expenses, depreciation expenses and share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted EBITDA and adjusted net income/(loss) for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net (loss)/income to EBITDA and adjusted EBITDA
Net (loss)/income	(39,912)	2,916	191,809	29,112
Less: interest income, net	1,808	2,148	4,901	744
Less: income tax benefit/(expense)	29,317	(17,889)	(40,970)	(6,218)
Add: depreciation and amortization expense	57,107	72,094	78,056	11,846

Add: share-based compensation expenses	—	95,070	—	—

Adjusted EBITDA	(13,930)	185,821	305,934	46,432

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net (loss)/income to adjusted net (loss)/income:
Net (loss)/income	(39,912)	2,916	191,809	29,112
Add:
share-based compensation expenses	—	95,070	—	—

Adjusted net (loss)/income	(39,912)	97,986	191,809	29,112

Segment information

The following table sets forth the net revenue, cost of revenue and gross profit of our four segments of business by amount and as a percentage of total segment revenue for the periods indicated:

	Year Ended August 31,
	2015		2016		2017
	RMB		RMB		RMB	US$
	(in thousands, except for percentage)
Revenue	745,850	100.0%	1,040,329	100.0%	1,328,367	201,610	100.0%
International schools	305,904	100.0%	423,122	100.0%	505,595	76,736	100.0%
Bilingual schools	245,359	100.0%	328,678	100.0%	413,404	62,743	100.0%
Kindergartens	191,318	100.0%	252,013	100.0%	312,008	47,354	100.0%
Complementary education services	3,269	100.0%	36,516	100.0%	97,360	14,777	100.0%
Cost of revenue	(655,597)	(87.9)%	(736,205)	(70.8)%	(860,330)	(130,575)	(64.8)%
International schools	(289,669)	(94.7)%	(312,527)	(73.9)%	(360,044)	(54,645)	(71.2)%
Bilingual schools	(213,877)	(87.2)%	(228,889)	(69.6)%	(262,283)	(39,807)	(63.4)%
Kindergartens	(150,759)	(78.8)%	(168,157)	(66.7)%	(178,758)	(27,131)	(57.3)%
Complementary education services	(1,292)	(39.5)%	(26,632)	(72.9)%	(59,245)	(8,992)	(60.9)%
Gross profit	90,253	12.1%	304,124	29.2%	468,037	71,035	35.2%
International schools	16,235	5.3%	110,595	26.1%	145,551	22,091	28.8%
Bilingual schools	31,482	12.8%	99,789	30.4%	151,121	22,936	36.6%
Kindergartens	40,559	21.2%	83,856	33.3%	133,250	20,223	42.7%
Complementary education services	1,977	60.5%	9,884	27.1%	38,115	5,785	39.1%

Year ended August 31, 2016 compared to year ended August 31, 2017

Revenue. Our revenue increased by 27.7% from RMB1,040.3 million in the 2016 fiscal year to RMB1,328.3 million (US$201.6 million) in the 2017 fiscal year, primarily due to a 15.0% increase in the average total number of students from 25,862 to 29,747, and a 6.6% increase in the average tuition and fees from RMB38,814 to RMB41,384 during the same period. Our revenue from complementary education services also increased significantly from RMB36.5 million in the 2016 fiscal year to RMB97.3 million (US$ 14.7 million) in the 2017 fiscal year, primarily due to an increase in the revenue of élan, and to a lesser extent, an increase in revenue from our camp programs.

•	International schools. Our revenue from international schools increased by 19.5% from RMB423.1 million in the 2016 fiscal year to RMB505.6 million (US$76.7 million) in the 2017 fiscal year, primarily due to a 15.4% increase in the average number of students from 5,443 to 6,283, and a 3.5% increase in the average tuition and fees from RMB77,744 to RMB80,478 during the same period.

•	Bilingual schools. Our revenue from bilingual schools increased by 25.8% from RMB328.7 million in the 2016 fiscal year to RMB413.4 million (US$61.2 million), primarily due to a 15.3% increase in the average number of students from 11,441 to 13,189, and a 9.1% increase in the average tuition and fees from RMB28,729 to RMB31,346 during the same period.

•	Kindergartens. Our revenue from kindergartens increased by 23.8% from RMB252.0 million in the 2016 fiscal year to RMB312.0 million (US$47.4 million) in the 2017 fiscal year, primarily due to a 14.4% increase in the average number of students from 8,979 to 10,275, and a 8.2% increase in the average tuition and fees from RMB28,067 to RMB30,364 during the same period.

•	Complementary education services. Our revenue from complementary education services increased significantly from RMB36.5 million in the 2016 fiscal year to RMB 97.3 million (US$ 14.7 million), primarily due to an increase in the revenue of élan which we acquired in January 2016, and to a lesser extent, an increase in revenue from our camp programs.

Cost of revenue. Our cost of revenue increased by 16.9% from RMB736.2 million in the 2016 fiscal year to RMB860.3 million (US$130.6 million) in the 2017 fiscal year, primarily due to a RMB95.6 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. We opened one international school and two kindergartens in the 2017 fiscal year. The average number of our teachers and instructors increased by 9.7% from 2,899 in the 2016 fiscal year to 3,180 in the 2017 fiscal year.

•	International schools. Our cost of revenue incurred by international schools increased by 15.2% from RMB312.5 million in the 2016 fiscal year to RMB360.0 million (US$54.6 million) in the 2017 fiscal year, primarily due to a 14.9% increase in staff costs from RMB233.5 million to RMB268.3 million (US$40.7 million) as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. We opened one international school during the 2017 fiscal year.

•	Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 14.6% from RMB228.9 million in the 2016 fiscal year to RMB262.3 million (US$39.8 million) in the 2017 fiscal year, primarily due to a 17.7% increase in staff costs from RMB155.1 million to RMB182.6 million (US$27.7 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network.

•	Kindergartens. Our cost of revenue incurred by kindergartens increased by 6.3% from RMB168.2 million in the 2016 fiscal year to RMB178.8 million (US$ 27.1 million) in the 2017 fiscal year, primarily due to a 14.4% increase in staff costs from RMB118.9 million to RMB136.0 million (US$20.6 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools. We opened two kindergartens during the 2017 fiscal year.

•	Complementary education services. Our cost of revenue incurred by complementary education services increased significantly from RMB26.6 million in the 2016 fiscal year to RMB59.2 million (US$9.0 million) in the 2017 fiscal year, primarily due to an increase in cost of revenue of élan, and to lesser extent, an increase in cost of revenue from our camp programs.

Gross profit. As a result of the foregoing, our gross profit increased significantly from RMB304.1 million in the 2016 fiscal year to RMB 468.0 million (US$71.0 million). Our gross margin increased from 29.2% in the 2016 fiscal year to 35.2% in the 2017 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in a moderate increase in the student-to-teacher ratio in our schools from 9.1 for the 2016 fiscal year to 9.4 for the 2017 fiscal year.

•	International schools. For the reasons provided above, our gross profit for international schools increased significantly from RMB110.6 million in the 2016 fiscal year to RMB145.6 million (US$22.1 million) in the 2017 fiscal year, and our gross margin for international schools increased from 26.1% to 28.8% in the same respective periods.

•	Bilingual schools. For the reasons provided above, our gross profit for bilingual schools increased significantly from RMB99.8 million in the 2016 fiscal year to RMB151.1 million (US$22.9 million) in the 2017 fiscal year, and our gross margin for bilingual schools increased from 30.4% to 36.6% in the same respective periods.

•	Kindergartens. For the reasons provided above, our gross profit for kindergartens increased significantly from RMB83.8 million in the 2016 fiscal year to RMB133.3 million (US$20.2 million) in the 2017 fiscal year, and from 33.3% to 42.7% in the same respective periods.

•	Complementary education services. Our gross profit for complementary education services was RMB9.9 million in the 2016 fiscal year, and RMB38.1 million (US$5.8 million) in the 2017 fiscal year. Our gross margin was 27.1% and 39.1% in the 2016 and 2017 fiscal year.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 9.7% from RMB290.1 million in the 2016 fiscal year to RMB262.0 million (US$39.8 million) in the 2017 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 27.9% in the 2016 fiscal year to 19.7% in the 2017 fiscal year. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue increased from 18.7% in the 2016 fiscal year to 19.7% in the 2017 fiscal year primarily due to benefits we paid to additional general and administrative personal to support our growing business, as well as one-off expenses related to our initial public offering of RMB16.9 million (US$2.6 million) incurred during the 2017 fiscal year.

Other operating income. Our other operating income increased by 107.2% from RMB4.3 million in the 2016 fiscal year to RMB 8.9 million (US$1.3 million) in the 2017 fiscal year, primarily due to the receipts of government grants and increase in write-off on unclaimed liabilities.

Operating income. As a result of the foregoing, we experienced an operating gain of RMB18.3 million in the 2016 fiscal year, and an operating gain of RMB214.9 million (US$32.6 million) in the 2017 fiscal year.

Interest income, net. Our net interest income increased by 128.2% from RMB2.1 million in the 2016 fiscal year to RMB4.9 million (US$0.7 million) in the 2017 fiscal year, primarily due to an increase in holdings of bank deposits from cash generated from our business operations and proceeds from our initial public offering.

Income tax expense. Our income tax expense was RMB41.0 million (US$6.2 million) in the 2017 fiscal year, and our effective tax rate was 17.6%, lower than the statutory rate of 25.0%, primarily due to the preferential tax treatment of Zhuhai Bright Scholar and certain tax exemptions granted to our Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten and the utilization of net operating losses carry-forwards.

Income for the year. As a result of the foregoing, we experienced a net gain of RMB2.9 million and RMB191.8 million (US$29.1 million) for the 2016 and 2017 fiscal years, respectively.

Adjusted net income. We recorded an adjusted net income of RMB191.8 million (US$29.1 million) for the 2017 fiscal year, compared to an adjusted net income of RMB98.0 million for the 2016 fiscal year. See “—Results of Operations— Non-GAAP measures.”

Year ended August 31, 2015 compared to year ended August 31, 2016

Revenue. Our revenue increased by 39.5% from RMB745.9 million in the 2015 fiscal year to RMB1,040.3 million in the 2016 fiscal year, primarily due to a 22.7% increase in the average total number of students from 21,084 to 25,862, and a 10.2% increase in the average tuition and fees from RMB35,220 to RMB38,814 during the same period. Our revenue from complementary education services also increased significantly from RMB3.3 million in the 2015 fiscal year to RMB36.5 million in the 2016 fiscal year, primarily due to the acquisition of élan, an English proficiency training business, in January 2016 and, to a lesser extent, an increase in revenue from our overseas camp programs.

•	International schools. Our revenue from international schools increased by 38.3% from RMB305.9 million in the 2015 fiscal year to RMB423.1 million in the 2016 fiscal year, primarily due to a 26.8% increase in the average number of students from 4,292 to 5,443, and a 9.1% increase in the average tuition and fees from RMB71,273 to RMB77,744 during the same period.

•	Bilingual schools. Our revenue from bilingual schools increased by 34.0% from RMB245.4 million in the 2015 fiscal year to RMB328.7 million in the 2016 fiscal year, primarily due to a 20.3% increase in the average number of students from 9,512 to 11,441, and a 11.4% increase in the average tuition and fees from RMB25,796 to RMB28,729 during the same period.

•	Kindergartens. Our revenue from kindergartens increased by 31.7% from RMB191.3 million in the 2015 fiscal year to RMB252.0 million in the 2016 fiscal year, primarily due to a 23.3% increase in the average number of students from 7,280 to 8,979, and a 6.8% increase in the average tuition and fees from RMB26,279 to RMB28,067 during the same period.

•	Complementary education services. Our revenue from complementary education services increased significantly from RMB3.3 million in the 2015 fiscal year to RMB36.5 million in the 2016 fiscal year, primarily due to the acquisition of élan in January 2016 and, to a lesser extent, an increase in revenue from our overseas camp programs.

Cost of revenue. Our cost of revenue increased by 12.3% from RMB655.6 million in the 2015 fiscal year to RMB736.2 million in the 2016 fiscal year, primarily due to a RMB61.0 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. We opened two international schools, three bilingual schools and seven kindergartens in the 2016 fiscal year. The average number of our teachers and instructors increased by 22.1% from 2,352 in the 2015 fiscal year to 2,899 in the 2016 fiscal year.

•	International schools. Our cost of revenue incurred by international schools increased by 7.9% from RMB289.7 million in the 2015 fiscal year to RMB312.5 million in the 2016 fiscal year, primarily due to a 16.2% increase in staff costs from RMB200.9 million to RMB233.5 million as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. We opened two international schools during the 2016 fiscal year.

•	Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 7.0% from RMB213.9 million in the 2015 fiscal year to RMB228.9 million in the 2016 fiscal year, primarily due to a 12.5% increase in staff costs from RMB137.9 million to RMB155.1 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently opened schools. We opened three bilingual schools during the 2016 fiscal year.

•	Kindergartens. Our cost of revenue incurred by kindergartens increased by 11.5% from RMB150.8 million in the 2015 fiscal year to RMB168.2 million in the 2016 fiscal year, primarily due to a 14.7% increase in staff costs from RMB103.7 million to RMB118.9 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools. We opened seven kindergartens during the 2016 fiscal year.

•	Complementary education services. Our cost of revenue incurred by complementary education services increased significantly from RMB1.3 million in the 2015 fiscal year to RMB26.6 million in the 2016 fiscal year, primarily due to the acquisition of élan in January 2016.

Gross profit. As a result of the foregoing, our gross profit increased significantly from RMB90.3 million in the 2015 fiscal year to RMB304.1 million in the 2016 fiscal year. Our gross margin increased from 12.1% in the 2015 fiscal year to 29.2% in the 2016 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including from budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in a moderate increase in the student-to-teacher ratio in our schools from 9.0 to 9.1 for the 2015 and 2016 school years, respectively.

•	International schools. For the reasons provided above, our gross profit for international schools increased significantly from RMB16.2 million in the 2015 fiscal year to RMB110.6 million in the 2016 fiscal year, and our gross margin for international schools increased from 5.3% to 26.1% in the same respective periods.

•	Bilingual schools. For the reasons provided above, our gross profit for bilingual schools increased significantly from RMB31.5 million in the 2015 fiscal year to RMB99.8 million in the 2016 fiscal year, and from 12.8% to 30.4% in the same respective periods.

•	Kindergartens. For the reasons provided above, our gross profit for kindergartens increased significantly from RMB40.6 million in the 2015 fiscal year to RMB83.9 million in the 2016 fiscal year, and from 21.2% to 33.3% in the same respective periods.

•	Complementary education services. Our gross profit for complementary education services was RMB9.9 million and our gross margin was 27.1% in the 2016 fiscal year. Our gross profit for complementary education services was RMB2.0 million in the 2015 fiscal year.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 74.7% from RMB166.1 million in the 2015 fiscal year to RMB290.1 million in the 2016 fiscal year, primarily due to the share-based compensation expense of RMB95.1 million and an increase in the compensation and benefits we paid to additional general and administrative personnel to support our growing business. Our selling, general and administrative expenses as a percentage of our revenue increased from 22.3% in the 2015 fiscal year to 27.9% in the 2016 fiscal year, primarily due to the share-based compensation expense. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue decreased from 22.3% in the 2015 fiscal year to 18.7% in the 2016 fiscal year primarily due to our improved operating efficiency from centralizing certain procurement and training processes and, to a lesser extent, the increase in total revenue.

Other operating income. Our other operating income decreased by 18.4% from RMB5.2 million in the 2015 fiscal year to RMB4.3 million in the 2016 fiscal year, primarily due to a decrease in write-off on unclaimed liabilities of RMB3.2 million, partially offset by an increase in government grants relating to education development subsidies of RMB2.1 million in the 2016 fiscal year.

Operating income/(loss). As a result of the foregoing, we experienced an operating loss of RMB70.6 million in the 2015 fiscal year and had an operating income of RMB18.3 million in the 2016 fiscal year.

Interest income, net. Our net interest income increased by 18.9% from RMB1.8 million in the 2015 fiscal year to RMB2.1 million in the 2016 fiscal year primarily due to an increase in holdings of bank deposits from cash generated from our business operations.

Income tax/(expense) benefit. Our income tax benefit was RMB29.3 million in the 2015 fiscal year primarily due to RMB32.1 million of deferred tax assets recognized in the 2015 fiscal year. Our income tax expense was RMB17.9 million in the 2016 fiscal year, and our effective tax rate was 15.4%, lower than the statutory rate of 25.0%, primarily due to certain tax exemptions granted to our Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten and the utilization of net operating losses carry-forwards.

Income/(loss) for the year. As a result of the foregoing, we experienced net loss of RMB39.9 million for the 2015 fiscal year and net income of RMB2.9 million for the 2016 fiscal year.

Adjusted net income/(loss). We recorded an adjusted net income of RMB98.0 million for the 2016 fiscal year, compared to an adjusted net loss of RMB39.9 million for the 2015 fiscal year. See “—Results of Operations—Non-GAAP measures.”

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed combined and consolidated quarterly results of operation for the periods indicated. You should read the following table in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed combined and consolidated quarterly financial information on the same basis as our combined and consolidated financial statements. The unaudited condensed combined and consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented.

	For the Three Months Ended
	November 30, 2015	February 29, 2016	May 31, 2016	August 31, 2016	November 30, 2016	February 28, 2017	May 31, 2017	August 31, 2017
Revenue	297,868	205,881	317,399	219,181	378,151	268,019	406,739	275,458
Cost of revenue	(196,820)	(170,488)	(196,142)	(172,756)	(222,192)	(207,986)	(222,988)	(207,164)

Gross profit	101,048	35,394	121,257	46,425	155,959	60,033	183,751	68,294
Selling, general and administrative expenses	(45,640)	(138,435)	(49,272)	(56,751)	(49,229)	(58,519)	(62,245)	(88,979)
Other operating income	1,312	1,012	1,179	781	686	741	3,336	4,111

Operating income/(loss)	56,720	(102,030)	73,164	(9,545)	107,416	2,255	21,842	(16,574)
Interest income, net	993	311	115	729	459	659	262	3,521
Investment income	—	—	399	406	683	2,554	4,101	6,380
Other expense	(7)	(70)	(72)	(308)	(430)	(67)	(38)	(244)

Income/(loss) before income taxes	57,706	(101,789)	73,606	(8,718)	108,128	5,401	12,167	(6,917)
Income tax (expense)/benefit	(11,034)	3,993	(15,706)	4,858	(24,211)	(1,347)	(18,671)	3,259

Net income/(loss)	46,672	(97,796)	(57,900)	(3,860)	83,917	4,054	107,496	(3,658)

Net income/(loss) attributable to non-controlling interests	12,881	5,134	15,922	5,353	23,247	(3,213)	0	(275)

Net income/(loss) attributable to ordinary shareholders	33,791	(102,930)	41,978	(9,213)	60,670	7,267	107,496	(3,383)

Seasonal fluctuations have affected, and are likely to continue to affect, our business. Our revenues and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our business. Our students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities. As of August 31, 2015, 2016 and 2017, we had RMB244.2 million, RMB362.5 million and RMB 1,896.7 million (US$287.9 million), respectively, in cash and cash equivalents and restricted cash. Approximately 42.0% of our cash and cash equivalents and restricted cash as of August 31, 2017 were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We received net proceeds of approximately RMB1,151.1 million (US$174.7 million) from our initial public offering during the 2017 fiscal year. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the net proceeds we will receive from this offering.

Although we combine the results of our affiliated entities and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our affiliated entities or their respective subsidiaries. However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and fees we are able to charge to students in our schools, annual enrollment numbers approved for our schools, the economic benefits we have received from our subsidiaries and affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our subsidiaries and affiliated entities directly through payments under our exclusive management services and business cooperation agreement. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we expect to receive from this offering, will be sufficient to meet our anticipated cash needs for longer than the next twelve months.

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	134,887	360,658	464,919	70,562
Net cash (used in)/provided by investing activities	(154,381)	32,086	(55,725)	(8,457)
Net cash provided by/(used in) financing activities	115,614	(274,541)	1,161,511	176,286
Net increase in cash and cash equivalents, and restricted cash	96,120	118,203	1,570,705	238,391
Cash and cash equivalents, and restricted cash at beginning of the year	148,128	244,248	362,451	55,010

Cash and cash equivalents, and restricted cash at end of the year	244,248	362,451	1,896,662	287,862

Operating activities

We generate cash from operating activities primarily from tuition and fees for our schools and fees for our complementary education services, all of which are typically paid in advance before the respective services are rendered. Tuition and fees for schools and fees for our complementary education services are initially recorded under deferred revenue. We recognize such amounts received as revenue proportionately over the relevant period in which the students attend the applicable programs.

For the 2017 fiscal year, we had net cash from operating activities of RMB464.9 million (US$70.6 million). This amount represents our net income of RMB191.8 million (US$29.1 million), adjusted primarily for (1) depreciation of RMB74.4 million (US$11.3 million) relating primarily to our school facilities capitalized renovation construction, and (2) accrued unpaid expenses of RMB69.1 million (US$10.5 million); (3) increase in deferred revenue of RMB96.5 million (US$14.6 million) due to increased enrollment of students and increase in our average tuitions.

For the 2016 fiscal year, we had net cash from operating activities of RMB360.7 million (US$52.5 million). This amount represents our net income of RMB2.9 million (US$0.4 million), adjusted primarily for (1) depreciation of RMB69.5 million (US$10.1 million) relating primarily to our school facilities and renovation construction, (2) share-based compensation of RMB95.1 million (US$13.8 million), and (3) changes in working capital items that positively affected operating cash flow, including an increase in deferred revenue of RMB160.9 million (US$23.4 million) as a result of our business growth and an increase in accrued expenses and other current liabilities of RMB25.1 million (US$3.7 million) relating primarily to payment of salaries and other benefits to our employees and collection of student-related fees on behalf of third parties.

For the 2015 fiscal year, we had net cash from operating activities of RMB134.9 million. This amount represents our net loss of RMB39.9 million, adjusted primarily by (1) depreciation of RMB56.1 million relating primarily to our school facilities and renovation construction and a decrease in deferred income taxes of RMB32.1 million, and (2) changes in working capital items that positively affected operating cash flow, including an increase in deferred revenue of RMB117.2 million as a result of our business growth and increase in accrued expenses and other current liabilities.

Investing activities

For the 2017 fiscal year, we had net cash used in investing activities of RMB55.7 million (US$8.5 million), primarily attributable to (1) purchase of held-to-maturity investments of RMB186.0million (US$28.2 million); (2) purchase of debt investment of RMB780.0 million (US$118.4 million) and (3) advances to related parties of RMB144.6 million (US$21.9 million), partially offset by (1) proceeds from disposal of debt investment RMB787.6 million (US$119.5 million), (2) net repayment of loans from related parties of RMB229.2 million (US$34.8 million), and (3) proceeds from disposal of held-to-maturity investments of RMB215.9 million (US$32.8 million).

For the 2016 fiscal year, we had net cash from investing activities of RMB32.1 million (US$4.7 million), primarily attributable to net repayment of loans from related parties of RMB155.3 million (US$22.7 million), partially offset by (1) capital expenditures of RMB92.7 million (US$13.5 million) for maintenance and renovation of school facilities, and (2) purchase of short-term investments in a limited liability partnership and debt securities of RMB30.5 million (US$4.4 million).

For the 2015 fiscal year, we had net cash used in investing activities of RMB154.4 million, primarily attributable to (1) capital expenditures of RMB134.5 million for construction of school facilities and purchase of educational equipment and (2) net advances of loans to related parties of RMB 20.9 million, slightly offset by proceeds from sale of property and equipment of RMB1.1 million.

Financing activities

For the 2017 fiscal year, we had net cash from financing activities of RMB1,161.5 million (US$176.3 million), primarily due to net proceeds from our initial public offering (net of offering cost paid of RMB3.2 million) of RMB1,147.9 million (US$174.2 million), and advances from related parties of RMB71.4 million (US$10.8 million), partially offset by net repayments of loans to our related parties of RMB57.7 million (US$8.8 million).

For the 2016 fiscal year, we had net cash used in financing activities of RMB274.5 million (US$40.0 million), representing net repayment of loans from related parties relating primarily to repayment of borrowings from Country Garden.

For the 2015 fiscal year, we had net cash from financing activities of RMB115.6 million, representing (1) net advances from related parties of RMB112.6 million relating primarily to our borrowings from Country Garden, and (2) proceeds from capital contribution of RMB3.0 million from shareholders.

Capital Expenditures

We incurred capital expenditures of RMB134.5 million, RMB92.7 million and RMB97.1 million (US$14.7 million) in the 2015, 2016 and 2017 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2017.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	168,940	25,640	18,716	28,840	9,045	112,339

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB2.8 million, RMB15.2 million and RMB20.2 million (US$3.1 million) in the 2015, 2016 and 2017 fiscal years, respectively.

We also have certain capital commitments that primarily relate to commitments for construction of schools. Total capital commitments contracted but not yet reflected in the combined and consolidated financial statements was RMB14.9 million (US$2.3 million) as of August 31, 2017. All of these capital commitments will be fulfilled in the future according to the construction progress.

Off-Balance Sheet Commitments and Obligations

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. For the 2015, 2016 and 2017 fiscal years, our PRC subsidiaries did not make any apportion to the statutory surplus reserve fund, and our schools made apportions of RMB11.9 million, RMB23.8 million and RMB17.1 million (US$2.6 million) to the development fund, respectively. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions of (1) our affiliated entities and (2) our subsidiaries for the periods indicated as a percentage of total revenue:

	As of August 31,
	2015		2016		2017
	RMB	% of total revenue	RMB	% of total revenue	RMB	US$	% of total revenue
	(in thousands, except percentages)
Our affiliated entities	745,850	100.0%	1,040,329	100.0%	1,320,421	200,404	99.4%
Our subsidiaries	—	—	—	—	7,946	1,206	0.6%

Total revenue	745,850	100.0%	1,040,329	100.0%	1,328,367	201,610	100.0%

The following table sets forth the respective asset contributions of (1) our affiliated entities and (2) our subsidiaries as of the date indicated as a percentage of total assets:

	As of August 31,
	2015		2016		2017
	RMB	% of total assets	RMB	% of total assets	RMB	US$	% of total assets
	(in thousands, except percentages)
Our affiliated entities	1,093,196	100.0%	1,238,511	99.9%	1,488,123	225,856	55.4%
Our subsidiaries	—	—	721	0.1%	1,198,509	181,901	44.6%

Total assets	1,093,196	100.0%	1,239,232	100.0%	2,686,632	407,757	100.0%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through our subsidiaries and affiliated entities in China. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary, Time Education China Holdings Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. We made no provision for Hong Kong profits tax in our combined and consolidated financial statements as our Hong Kong subsidiary had no assessable income for the 2015, 2016 and 2017 fiscal years.

PRC

Our subsidiaries and affiliated entities incorporated in China are generally subject to a statutory enterprise income tax rate of 25.0% with limited exceptions. Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten are entitled to a five year tax exemptions in from January 1, 2013 through December 31, 2017 as determined by the local government authorities as non-profit organizations.

Quantitative and Qualitative Disclosure about Financial Risks

Foreign currency risk

Our revenues, expenses and assets and liabilities are primarily denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On March 17, 2014, the PRC government announced a policy to further expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2.0%. On August 10, 2015, the PRC government announced that it had changed the calculation method for Renminbi’s daily central parity exchange rate against the U.S. dollar, which resulted in an approximately 2.0% depreciation of Renminbi on that day. We expect Renminbi to fluctuate more significantly in value against the U.S. dollar or other foreign currencies in the future, depending on the market supply and demand with reference to a basket of major foreign currencies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from this offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We estimate that we will receive net proceeds of approximately US$189.4 million from this offering if the underwriters do not exercise their over-allotment option, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the assumed offering price of US$19.81 per ADS, the closing trading price of the ADSs on February 22, 2018. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against Renminbi, from a rate of RMB6.5888 to US$1.00 to a rate of RMB7.2477 to US$1.00, will result in an increase of RMB124.8 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from a rate of RMB6.5888 to US$1.00 to a rate of RMB5.9299 to US$1.00, will result in a decrease of RMB124.8 million in our net proceeds from this offering.

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2017, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

Internal Control over Financial Reporting

In the course of auditing our combined and consolidated financial statements for the 2016 fiscal year, we and our independent registered public accounting firm identified two material weaknesses and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of August 31, 2016. The same material weaknesses and significant deficiency were identified in connection with the audit of our combined and consolidated financial statements for the 2017 fiscal year. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our company’s financial reporting. The material weaknesses identified as of August 31, 2017 relate to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified as of August 31, 2017 relates to the lack of formal risk assessment process and monitoring activities.

We have not yet fully remediated, but have taken several remedial measures to address the abovementioned material weaknesses and significant deficiency, as of the date of this prospectus. We have (1) hired our new chief financial officer with extensive finance, accounting, and SEC reporting experience at U.S.-listed public companies based in China in February 2017; (2) hired our new finance director in October 2017; (3) arranged for our accounting staff to attend training on routine accounting matters and financial reporting issues, especially trainings related to U.S. GAAP and SEC reporting requirements; (4) brought online our ERP financial system to improve our finance workflow and improved the accuracy of our reporting activities by upgrading our ERP financial system; and (5) hired our internal audit director in August 2017.

We will continue to improve our internal controls over financial reporting to remediate the material weaknesses and significant deficiency by, among other things, (1) establishing our internal audit function to design and set up an enhanced internal control framework and procedures; (2) improving our monthly closing process and develop a comprehensive U.S. GAAP accounting manual as well as related financial reporting and disclosure procedures and monitor compliance; (3) improving the development, maintenance, and integration of various internal operational and financial systems to ensure the accuracy and timeliness of financial reporting; and (4) hiring additional qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements.

In the 2018 fiscal year, we will continue to implement additional measures to remediate the existing material weaknesses and significant deficiency as discussed above. However, we cannot assure you that we will remediate our material weaknesses and significant deficiency in a timely manner. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating the impact of the standard on our combined and consolidated financial statements.

In July 2015, FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (ASU 2015-11). Topic 330 currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The amendments in the ASU should be applied prospectively with early application permitted as of the beginning of an interim or annual reporting period. We early adopted the amendments in the 2016 fiscal year.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. We are in the process of evaluating the impact of the standard on our combined and consolidated financial statements.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are in the process of assessing the impact of this ASU on our combined and consolidated financial statements.

In August 2016, FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made After a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. We are in the process of evaluating the impact of this ASU to our combined and consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740)”. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. This guidance will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not anticipate that the adoption of ASU 2016-16 will have a material impact on our combined and consolidated financial statements.

In October 2016, FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of the standard on our combined and consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. We early adopted the amendments for the 2016 fiscal year, and each of the prior periods presented were retrospectively adjusted. As of August 31, 2016 and 2017, restricted cash of RMB6.4 million and RMB13.7 million, is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

In January 2017, FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business.” The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. We are in the process of evaluating the impact of the Update on our combined and consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for us for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. We are in the process of assessing the impact on our combined and consolidated financial statements from the adoption of the new guidance.

In February, 2017, FASB issued a new pronouncement, ASU 2017-05, “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets,” which clarifies the scope of the board’s guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The ASU conforms the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard (ASC 606, as amended). The ASU clarifies that ASC 610-20 applies to the derecognition of all nonfinancial assets and in-substance nonfinancial assets. While the guidance in ASC 360-20 contained references to in-substance assets (e.g., in-substance real estate), it would not have applied to transactions outside of real estate. The FASB therefore added the definition of an in-substance nonfinancial asset to the ASC master glossary. Further, the ASU amends the industry-specific guidance in ASC 970-323 to align it with the requirements in ASC 606 and ASC 610-20. It also eliminates ASC 360-20 as well as the initial-measurement guidance on nonmonetary transactions in ASC 845-10-30 to simplify the accounting for partial sales (i.e., entities would use the same guidance to account for similar transactions) and to remove inconsistencies between ASC 610-20 and the noncash consideration guidance in the new revenue standard. As a result of these changes, any transfer of a nonfinancial asset in exchange for the non-controlling ownership interest in another entity (including a non-controlling ownership interest in a joint venture or other equity method investment) should be accounted for in accordance with ASC 610-20. The effective date of the new guidance is aligned with the requirements in the new revenue standard, which is effective for public entities for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. If the entity decides to early adopt the ASU’s guidance, it must also early adopt ASC 606 (and vice versa). We are in the process of assessing the impact on our combined and consolidated financial statements from the adoption of the new guidance.

In March, 2017, FASB issued a new pronouncement, ASU 2017-08, “Premium Amortization on Purchased Callable Debt Securities,” which is intended to enhance “the accounting for the amortization of premiums for purchased callable debt securities.” Specifically, the ASU shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring that the premium be amortized to the earliest call date. The ASU is being issued in response to concerns from stakeholders that “current GAAP excludes certain callable debt securities from consideration of early repayment of principal even if the holder is certain that the call will be exercised.” The ASU’s amendments are effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted. We are in the process of assessing the impact on our combined and consolidated financial statements from the adoption of the new guidance.

INDUSTRY OVERVIEW

Overview of the Education System in China

Formal education includes K-12 education and higher education. K-12 education can be further divided into four different stages, namely, kindergarten, primary school, middle school, and high school. Primary school and middle school are considered compulsory education in China. The following diagram illustrates the composition of the K-12 education system and higher education system in China:

According to the Frost & Sullivan report, there were 210.2 million K-12 students in China as of December 31, 2016, with 44.1 million enrolled in kindergartens, 142.4 million enrolled in grades 1-9 schools and 23.7 million enrolled in grades 10-12 schools, and it is expected to grow to 229.4 million students by December 31, 2021.

Overview of the Private K-12 Education Market in China

The K-12 education system in China consists of public and private schools. Unlike public schools, private schools in China do not operate under the direct administration of the local government and have greater operational independence, so long as they meet minimum government requirements. This allows them to have broader and more diverse curriculum offerings, as well as greater flexibility in terms of funding options and the amount of tuition that they can charge.

Private K-12 education experienced significant growth in the 1990s, and has since become an important growth segment of the overall education industry in China. According to the Frost & Sullivan report, this market is highly fragmented and lacks dominant players with nationwide coverage and large market share. The revenue generated from the private K-12 education market in China was RMB217.3 billion in 2016, and is expected to reach RMB370.3 billion in 2021, representing a CAGR of 11.2%, according to the Frost & Sullivan report. The number of students enrolled at private K-12 schools in China increased from 29.4 million as of December 31, 2011 to 40.0 million as of December 31, 2016 and is expected to reach 51.1 million by December 31, 2021, representing a higher growth rate than that for public K-12 schools in China over the same period, according to the Frost & Sullivan report. The number of private school students as a percentage of total K-12 students is expected to increase from 19.0% to 22.3% as of December 31, 2016 and 2021, respectively.

Total revenue of the private K-12 education market in China

(RMB in billions)

Source: Frost & Sullivan report

International and Bilingual Private K-12 Education Market in China

International and bilingual private K-12 education targets Chinese students seeking higher education at globally-recognized universities.

Key characteristics that differentiate this segment from the general private education market include:

•	primarily targeting affluent parents who are willing to pay a premium for high quality education with emphasis on English proficiency and well-rounded development for their children;

•	different curriculum design, including a focus on internationally-accredited programs aimed at providing additional international cultural and language exposure to students to assist them in preparing for higher education overseas; and

•	substantially higher tuition than other private schools.

International private K-12 education in China

As an important segment in the private K-12 education market, international private K-12 education differentiates itself through the provision of well-rounded international curricula accredited by internationally-recognized education organizations such as the IB Organization, Cambridge International Examinations and the U.S. College Board. Such curricula are well recognized by overseas education institutions, and allow students from international schools in China to seamlessly transition into further education abroad.

International schools are typically characterized by better school facilities, smaller average class sizes (approximately 25 students per class compared to approximately 50 across the broader education industry in China), more diversified curriculum offerings, stronger emphasis on the well-rounded development of students, and significantly higher tuition, according to the Frost & Sullivan report.

Total revenue of the international private K-12 education market in China

(RMB in billions)

Source: Frost & Sullivan report

Total number of students enrolled in international private K-12 education in China

(thousand people, as of December 31 of the stated year)

Source: Frost & Sullivan report

According to the Frost & Sullivan report, the revenue generated from international private K-12 schools in China was RMB16.5 billion in 2016 and is expected to reach RMB40.1 billion in 2021, representing a CAGR of 19.4%. This is driven by increases in both tuition and student enrollment. The average annual tuition of international private K-12 education grew from RMB56,462 in 2011 to RMB83,828 in 2016, and is expected to increase to RMB115,734 by 2021, according to the Frost & Sullivan report. There were approximately 193,100 students enrolled at 413 international private K-12 schools in China as of December 31, 2016, according to the Frost & Sullivan report. The number of students enrolled at international private K-12 schools is expected to reach approximately 340,400 by December 31, 2021, representing a CAGR of 12.0% from 2016 to 2021.

Private kindergarten market in China

Kindergartens provide early education to children prior to the commencement of compulsory education and is a rapidly-growing segment in the private K-12 education market in China. The revenue generated from the private kindergarten market was RMB105.7 billion in 2016, and is expected to reach RMB187.8 billion in 2021, representing a CAGR of 12.2%. The number of students enrolled at private kindergartens in China was 24.4 million as of December 31, 2016, and is expected to reach 32.4 million by December 31, 2021.

Total revenue of the private kindergarten education market in China

(RMB in billions)

Source: Frost & Sullivan report

Key Drivers for the International and Bilingual Private K-12 Education Market in China

We believe that the increase in demand for international and bilingual private K-12 schools for Chinese students is driven by the following factors:

Increasing number of affluent Chinese individuals and growing household spending on K-12 education

The number of high-net-worth individuals in China with investable assets of at least RMB10 million was 1.3 million as of December 31, 2016 and is expected to reach over 1.7 million by December 31, 2021, according to the Frost & Sullivan report. It is commonly believed that affluent families have greater appreciation for the quality of higher education overseas, and therefore, are more inclined to send their children to study abroad.

The total household expenditure on education in China has also experienced significant growth. Such expenditure increased from RMB660.4 billion in 2011 to RMB1,032.0 billion in 2016 and is expected to reach RMB1,596.5 billion by 2021, according to the Frost & Sullivan report.

Greater number of Chinese students pursuing education abroad at younger ages

The following charts which illustrate a full decade of historical figures and five years of forecasts demonstrate sustained trends in Chinese students commencing education overseas.

Total number of Chinese students commencing education overseas	Number of Chinese students commencing undergraduate or lower levels of education overseas

(thousand people)	(thousand people)

Source: Frost & Sullivan report

(1)	Includes K-12, junior college, diploma, vocational educational training and other undergraduate or lower levels of education.

According to the Frost & Sullivan report, the total number of Chinese students commencing education overseas was approximately 544,500 in 2016 and is expected to reach approximately 775,900 in 2021, representing a CAGR of 7.3%. This growth is primarily driven by the increasing wealth of Chinese families and the increasing perception among Chinese parents that a globally-recognized university degree will improve their children’s career prospects.

An increasing proportion of Chinese students pursuing overseas education now tend to leave at younger ages. In 2006, there were approximately 52,000 Chinese students commencing undergraduate or lower levels of education overseas. By 2016, this number had grown to approximately 351,200 and is expected to reach approximately 519,800 in 2021, representing a CAGR of 8.2%. The proportion of Chinese students commencing undergraduate or lower levels of education overseas also increased from 38.8% of the total number of Chinese students commencing overseas study in 2006 to 64.5% in 2016, and is expected to reach 67.0% in 2021.

The vast majority of students who intend to pursue higher education overseas are expected to complete their K-12 education domestically. We believe that the demand from Chinese students who intend to pursue overseas K-12 or undergraduate education still needing to complete pre-college education in China far exceeds the total capacity of international programs available to Chinese students in China. Demand for pre-college international education in China has continued to exceed supply even with the growth in capacity, and is expected to drive the growth of private school operators focused on international education in China.

Increasing recognition of premium private schools in China

Private schools have greater flexibility to emphasize specific subjects that would better prepare students for pursuing education overseas. Attending private schools that deliver high quality international curricula enhances students’ likelihood of admission to renowned overseas universities. This compares favorably to China’s public schools and other private schools, most of which operate rigidly under the government-mandated curriculum focusing on preparing students for admission into universities in China.

Continued growth of China’s private kindergarten market

Growth of China’s kindergarten market is expected to be driven by the relaxation of the one-child policy in 2016, which had been in place for 37 years. This is expected to significantly increase the size of the target population for kindergartens in the next few years. The Chinese government also announced its support for both private and public kindergarten education in China’s National Medium-to-Long Term Educational Reform and Development Plan (2010-2020). There has also been growing recognition among Chinese parents of the importance of quality education from a young age, which has led to an increase in the proportion of children who attend private kindergartens.

Competitive Landscape of and Key Entry Barriers to the International and Bilingual Private K-12 Education Market in China

The following table sets forth the ranking of the top five operators of international and bilingual private K-12 schools in China as of November 30, 2017.

Ranking (1)	School operator	Enrollment (thousand students)
1	Our company	34.5
2	Company A	28.1
3	Company B	21.0
4	Company C	12.0
5	Company D	7.2

Source: Frost & Sullivan report

(1)	The ranking includes international and bilingual private K-12 school operators who primarily target Chinese students, with a meaningful contribution from the international segment

School operators providing the full spectrum of international and bilingual schools and kindergartens are capable of offering unique solutions to students and their parents, which represent important advantages that cannot be achieved by standalone school operators, and are therefore considered to materially differ in service offerings and business models from standalone school operators.

Among all international school operators in China, the number of students taking international curriculum enrolled at our international schools ranked No. 4 as of September 1, 2016, according to the Frost & Sullivan report. Only one of the schools ranked ahead of our company by this measure also ranked in the top five international and bilingual K-12 school operators with a meaningful contribution from the international segment.

Competitors seeking to enter the international and bilingual private K-12 education industry in China face significant entry barriers, which include:

•	brand recognition and awareness built through a proven track record of successful operations, achievements and feedback from graduating students and their parents;

•	industry know-how and operational expertise required to obtain accreditation for international programs from the IB Organization, Cambridge International Examinations and U.S. College Board;

•	relevant regulatory approvals, licenses and permits and other requirements by the MOE;

•	ability to procure suitably-located school sites with auxiliary facilities and sufficient capital for the establishment, maintenance and expansion of schools; and

•	ability to recruit a large number of qualified teaching staff who prefer to work for reputable and established schools.

Complementary Education Services for K-12 Students

Complementary education services include overseas camps, after-school programs, and test preparation and college counseling.

Overseas camps

Overseas camps are programs offered to K-12 students during the summer or winter school holidays, usually hosted at overseas universities and schools. The camps are designed to offer an immersive language learning environments and exposure to foreign culture and education programs. The overseas camps are typically attended by students contemplating further studies overseas or seeking to improve their foreign language skills.

The overseas camps market in China is driven by increasing household wealth, growing emphasis on foreign language skills, and the increasing number of students pursuing undergraduate or lower levels of education overseas. The revenue generated from the overseas camps market in China was RMB18.6 billion in 2016, and is expected to reach RMB44.1 billion in 2021, representing a CAGR of 18.8%.

After-school programs

After-school programs provide academic tutoring, including English proficiency training, and extracurricular classes to students after school or during weekends or holidays. The revenue generated from the after-school program market in China was RMB497.1 billion in 2016, and is expected to reach RMB891.5 billion in 2021, representing a CAGR of 12.4%.

We believe that the increasing competition for admission into top schools and universities, in both China and overseas, and growing necessity for English proficiency are key demand drivers of after-school academic programs in China. Chinese parents’ increasing recognition of the need for well-rounded and balanced learning experiences for their children has also led them to place greater emphasis on the development of their children’s interests through extra-curricular classes. The market is highly fragmented due to the large addressable K-12 student population in China, its geographic dispersion, and relatively low barriers to entry. However, we believe teaching quality, overall student performance, brand strength, and access to an eligible student base are the key success factors in this market.

Test preparation and college counseling

Test preparation services prepare students for university and school entry exams such as SAT and ACT, as well as standardized language tests such as TOEFL and IELTS. Given the strong linkage between higher test scores and better overseas university admission results, students who intend to pursue overseas studies and their parents devote significant time and resources to test preparation. In line with the growing demand for overseas education, the revenue generated from the test preparation market in China was RMB10.6 billion in 2016, and is expected to reach RMB23.0 billion in 2021, representing a CAGR of 16.8%.

College counseling is a customized service advising on application processes and requirements for students applying to overseas universities, typically provided by graduates from top overseas universities. Given the growing Chinese student population pursuing further studies overseas and the heightened competition for university admissions, wealthier families increasingly realize the benefit of retaining an experienced consultant with inside knowledge of the application processes. Given the highly customized nature and individual attention afforded by this service, the availability of qualified consultants drives the growth of this market. With more Chinese students graduating from top overseas universities, the revenue generated from the college counseling market was RMB13.9 billion in 2016, and is expected to reach RMB28.6 billion in 2021, representing a CAGR of 15.5%.

BUSINESS

Our Mission

Our mission is to deliver world-class education to students in China and globally.

Overview

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2017, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 62 schools as of January 31, 2018, covering the breadth of K-12 academic needs of our students across eight provinces in China. In the three months ended November 30, 2017, we had an average of 33,916 students enrolled at our schools, representing an increase of 60.9% from an average of 21,084 students enrolled during the 2015 school year. Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling BGY Education Investment, our affiliated entity which controls and holds our schools, through certain contractual arrangements.

Our schools consist of international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level. We are also one of the first school operators in China accredited to administer the full set of IB curricula, including its Primary Years Program, Middle Years Program, and Diploma Program. Our bilingual schools place a specific emphasis on developing our students’ English language proficiency and non-academic skillsets, offering elective classes in sports, arts and community service programs. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies. We also offer a range of complementary education services, including overseas camps and after-school programs.

Our schools effectively enhance our students’ academic performance. Approximately 87.0% of the 2017 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge and University College London. As of January 31, 2018, students in our 2018 graduating class received over 350 conditional offers in total from global top 50 institutions by the same ranking, including University of Chicago, University of Oxford and University of Cambridge. We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 77.0% of the 2017 graduating class from our bilingual schools were admitted into the top local high schools, including approximately 90.2% for Huanan Country Garden School and approximately 96.6% for Phoenix City Bilingual School, our two largest bilingual schools, in the 2017 fiscal year.

The effectiveness of our education, along with our state-of-the-art facilities, student- and parent-centric support services and our brand recognition, allows us to command premium pricing. The average tuition across our six international schools for the 2017 school year was approximately 11.1% higher than that of international programs in China targeting Chinese students, according to the Frost & Sullivan report. Similarly, during the same period, our bilingual schools and kindergartens charged substantially higher tuition than the average tuition of private schools from grade one through nine and kindergartens in China, respectively, according to the Frost & Sullivan report.

We collaborate closely with Country Garden, a related party, which is a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditures. Substantially all of our existing schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet local government requirements and the market needs for education facilities and services in its residential communities. The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of students for our schools, and at the same time drives sales of residential units in the vicinity of our schools. We believe we will continue to benefit from this synergistic relationship as we expand our school network.

We have experienced substantial growth in recent years. Our revenue increased from RMB745.9 million in the 2015 fiscal year to RMB1,040.3 million in the 2016 fiscal year and further to RMB 1,328.4 million (US$201.6 million) in the 2017 fiscal year, representing a CAGR of 33.5%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. We had net income of RMB2.9 million and RMB191.8 million (US$29.1 million) in the 2016 and 2017 fiscal years, respectively, compared to net loss of RMB39.9 million in the 2015 fiscal year. We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations. Our adjusted net income was RMB98.0 million in the 2016 fiscal year, which is the only fiscal year where we incurred share-based compensation expenses in the last three fiscal years. For a detailed description of our non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures.”

Our revenue was RMB465.2 million (US$70.4 million) in the three months ended November 30, 2017, representing a 23.0% increase from RMB378.2 million in the three months ended November 30, 2016. Our net income was RMB119.1 million (US$18.0 million), representing a 42.0% increase from RMB83.9 million in the three months ended November 30, 2016. See “Prospectus Summary—Recent Developments” for details of certain unaudited financial results for the three months ended November 30, 2017.

Our Strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

Significant market leadership with premium pricing

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2017, according to the Frost & Sullivan report. We had approximately 34,540 students across our school network as of September 1, 2017, approximately 22.9% larger than our closest competitors, according to the same source.

We offer premium international education services targeted at Chinese students. We believe that we have been able to command premium pricing as a result of our significant market leadership, effectiveness of education, state-of-the-art facilities, and student- and parent-centric support services. The average tuition across our six international schools for the 2016 school year was approximately 10.4% higher than that of international programs in China targeting Chinese students, according to the Frost & Sullivan report. Our bilingual schools and kindergartens also charged substantially higher tuition than the average tuition of private schools from grade one through nine and private kindergartens in China, respectively.

Highly effective education

The education we provide across our school network is highly effective. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level, which we believe makes our schools highly competitive against peer international schools that do not match our broad curriculum offerings and multiple avenues for admission into overseas universities. We are also one of the first school operators in China accredited to administer the full set of IB curricula, from Primary Years Program to Middle Years Program and to Diploma Program.

We strive to foster an individually beneficial learning environment across all of our schools by closely monitoring the academic and personal development of our students and tailoring our teaching methods to meet their differentiated learning needs, which has proven to be highly effective. Approximately 87.0% of the 2017 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London. As of January 31, 2018, students in our 2018 graduating class received over 350 conditional offers in total from global top 50 institutions by the same ranking, including University of Chicago, University of Oxford and University of Cambridge. Students at our bilingual schools have also achieved impressive academic performance. Approximately 77.0% of the 2017 graduating class from our bilingual schools were admitted into the top local high schools, including approximately 90.2% for Huanan Country Garden School and approximately 96.6% for Phoenix City Bilingual School, our two largest bilingual schools, in the 2017 fiscal year.

Strong operational expertise

We have strong operational expertise and a scalable business model.

Track record in successfully expanding school network

We have a long history in operating schools. We launched one of the first private schools in China in 1994, and have expanded significantly to operate a network of 62 schools across eight provinces in China as of January 31, 2018. As a result of our long operating history, we have accumulated abundant experience in identifying key focus areas for developing new schools and in deploying resources from our mature schools to drive cost-efficient early-stage growth of greenfield schools.

Our schools are among the first private schools in China to receive international accreditations for our programs. We received our first official IB accreditation in 2001 and our first Cambridge International Examinations accreditation in 2007. We are a Cambridge Associate, which allows us to self-approve the eligibility of all of our schools to administer related programs and examinations. Through the implementation of these curricula and their underlying principles, we have been able to successfully replicate globally-recognized education standards and best practices in our school operations. For example, our Jurong Country Garden School was able to obtain accreditation to administer all three IB-accredited programs within three years of establishment. We believe such accreditations provide our newly-opened schools with entry barriers against competitors.

This wealth of experience in school operation and our ability to quickly launch and ramp up new schools have allowed us to successfully expand our network across China. As a testament to this ability, we have successfully ramped up both our established schools, which had five years of operations or more as of September 1, 2017, and our ramp-up schools, which had not commenced operations until after September 1, 2014. Our established schools achieved an average utilization rate of 58%, 62% and 70% in the 2015, 2016 and 2017 fiscal years, respectively. Our ramp-up schools achieved an aggregate utilization rate of 17%, 31% and 47% in their first, second and third years of operations.

Ability to train and retain teachers and principals

We have recruited a large number of teaching talents, an average of 3,644 teachers and instructors in the three months ended November 30, 2017, under stringent requirements to ensure that we maintain high teaching quality. We also employ more than 200 native English-speaking teachers to provide an immersive English-learning environment to our students.

We are committed to investing in our teachers and principals and offer them opportunities to grow with us. We provide ongoing professional development to our teachers and principals, in the form of online, on-campus or one-on-one training and support sessions. From time to time, we organize seminars on professional training in cooperation with prestigious institutions, such as the Institute of Education of University College London. Teachers at our flagship Guangdong Country Garden School have spent an average of more than seven years with us. Many of our school principals have grown with us and have acted in several capacities within our school network, often starting as teachers. For example, Mr. Jinsheng Cheng, who is currently the principal of our flagship Guangdong Country Garden School, has been with us since 1994 and has worked in a number of roles in our school network over the years.

Economies of scale

We are able to benefit from substantial economies of scale in our operations as we expand our school network and standardize our operations in terms of school design, recruitment and curriculum development. We have adopted the centralized recruitment of teachers and management personnel. This, along with the size and reach of our school network and our brand recognition, have helped increase the number of applications that we have received from high caliber teachers and management personnel.

Our schools also share certain administrative resources, such as bulk procurement of uniforms, textbooks and other teaching resources, which reduces operational overheads incurred by each individual school. Our know-how in efficiently and effectively operating schools and the international curricula are all shared and transferrable within our school network, allowing us to benefit from the centralization of expertise.

Full spectrum of pre-college education services

Our school network covers the full spectrum of K-12 education, from kindergarten through high school. This allows us to meet the entire breadth of our students’ education needs and makes us an integral part of their pre-college academic careers.

The range of our school coverage allows us to position students for the next stage of their education. For example, our in-depth understanding of the key academic focuses for primary schools and the curricula that we administer enables us to optimize the progression of kindergarten teaching. Operating schools at each point along the value chain also allows us to better secure both demand and supply for our schools at various grades. For example, approximately 90% of the students that completed an earlier level school at our flagship Guangdong Country Garden School in the 2017 school year continued on to higher levels of education within our school network.

Our schools focus on the development of well-rounded students and integrate classroom learning with a broad range of extracurricular activities to promote real-life applications. As a result, we offer a number of classes that are not typically available at public schools in China and encourage our students to participate in their communities through activities such as volunteering. In addition to our core school operations, we also offer a range of complementary education services, including overseas camps and after-school programs.

Synergistic relationship with Country Garden

We collaborate closely with Country Garden, a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditure than other private school operators.

Substantially all of our existing schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet the local government requirements and the market needs for education facilities and services in its residential communities. The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of student applicants for our schools, and at the same time, drives sales of residential units in the vicinity of our schools. We also work closely with Country Garden on joint marketing efforts for new schools, leveraging Country Garden’s strong brand. In recognition of this synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

Our collaboration with Country Garden presents us with significant growth opportunities in the near term, allowing us to continue to expand our school network more efficiently than other school operators.

Management team members with proven track record

Our experienced management team has been instrumental in driving the success of our business. Our chief executive officer, Mr. Junli He, has extensive experience in education as well as strategic mergers and acquisitions. Mr. He was chief executive officer and chief financial officer at Noah Education Holdings Ltd., a private school operator which was listed on the NYSE. Our vice president, Mr. Jinsheng Cheng, is also the principal of our flagship Guangdong Country Garden School. Mr. Cheng has been with us for over 20 years and has accumulated extensive experience in teaching and school administration. In addition to senior management, we believe that our extensive roster of experienced and reputable principals help ensure that each one of our schools adheres to our high education standards. The principals across our international schools have on average more than 20 years of experience working in education as of the date of this prospectus. We believe our team’s collective experience and strong execution capabilities present significant advantages and enable us to realize attractive growth opportunities.

Our Strategies

We aspire to become a pre-eminent global education service provider and intend to pursue the following strategies to further grow our business:

Enhance education quality and academic results

We place great emphasis on enhancing our education quality and improving our students’ results. We offer one of the most comprehensive internationally-accredited curricula in China, and plan to further enhance the breadth and depth of our course offerings to enrich our students’ learning experience. We will also continue to devote resources to recruit experienced teachers, enhance ongoing teachers’ training programs through collaboration with other education institutions, and develop proprietary teaching materials.

Furthermore, we plan to enhance our complementary education services to assist our students in their efforts to matriculate into top universities. We intend to invest in or acquire a test preparation and college counseling business and promote test preparation and college counseling services to our high school students. We also intend to include a greater number of students in our Ivy Plus Program, which provides our top students with personalized test preparation and college counseling services to strengthen their credentials for applications to top U.S. institutions.

Promote brand awareness

We believe that our education quality speaks volumes for our brand. Word-of-mouth referrals by former and current students and their families have been an important source of student enrollment. We will continue to drive word-of-mouth marketing by focusing on improving our education quality and students’ academic achievements while leveraging social media to improve the efficiency of our brand building and marketing initiatives.

In addition, we plan to organize more event-driven marketing campaigns to further increase our influence in the industry and among parents, such as seminars for prospective students, international education conferences and formation of strategic partnerships with international education institutions.

Furthermore, we plan to continue to collaborate closely with Country Garden and strengthen our joint marketing efforts through the sharing of media resources, which are expected to drive students’ interests towards our schools as well as sales of residential units within Country Garden’s residential communities.

Expand into new markets across China

We will continue to expand our school network into other regions in China to capture nationwide demand for quality private education. We intend to continue to replicate our success and apply our experience and know-how from the operation of our mature schools to new schools and promote the sharing of teaching and administrative resources within our school network.

Our synergistic cooperation with Country Garden provides us with preferred access to a readily available and continually-expanding pool of potential sites for our expansion. We will also look for expansion opportunities with other partners to gain access to a broader range of sites and geographic regions, by leveraging our reputation as a leading school operator in China. In the medium-to-long term, we may strategically seek to procure land and construct school facilities independently. During the 2018 fiscal year, we expect to open approximately 12 new schools, eight of which will be developed in cooperation with Country Garden’s residential property projects.

Increase utilization rate and improve operating efficiency

We seek to increase our student enrollment and school utilization rate, especially for our schools that are at the ramp-up stage, through marketing efforts and dedicated student recruiting teams. A larger student base allows more efficient utilization of our infrastructure and resources and improves our operating efficiency and profitability. We will continue to standardize operation of our schools in areas such as curriculum design, teaching resources allocation, cost control, auxiliary facilities and service management. This will also allow for better resource sharing within our school network to achieve greater economies of scale. We will also provide training to our management and administrative staff to ensure proper implementation of our standardized best practices.

Broaden service offerings to enrich learning experience

We intend to provide a comprehensive and personalized learning experience to our students through a combination of academic and non-academic complementary product offerings, which we believe would create cross-selling synergies across our businesses. For example, we seek to promote test preparation and counseling services to our high school students. We intend to expand our offerings of overseas camps across our school network to provide our students with language test preparation assistance and immersive language learning opportunities. We also plan to set up language learning and outdoor activity camps in China by utilizing our school facilities outside regular school semesters.

Pursue strategic alliances and selective acquisition opportunities

We intend to continue to form strategic partnerships with reputable education institutions and make selective strategic alliances with and acquisitions of complementary businesses to further improve our education quality, expand our student base and school network, and diversify our service offerings.

We intend to acquire K-12 schools in regions we have or intend to have school operations to minimize our student acquisition costs by securing an additional group of potential applicants to enroll in various levels of our schools. We are also actively exploring potential joint venture opportunities with reputable overseas school operators to further expand our school network.

We seek to invest in or acquire companies that are complementary to our business, including test preparation and college counseling service providers. We seek to increase our cooperation with education technology companies, especially those specializing in learning management systems, to further enhance and enrich our students’ learning experience and results.

Our Schools

We offer education programs that cover K-12 education and integrate internationally-accredited curricula, government-mandated curricula and extracurricular activities that aim to develop well-rounded individuals through a network of 62 schools in eight provinces in China. We divide our schools broadly into international schools, bilingual schools and kindergartens.

•	International schools. As of January 31, 2018, we had six international schools, which focus on internationally-accredited curricula and offer extracurricular activities and programs that aim to develop well-rounded individuals.

•	Bilingual schools. As of January 31, 2018, we had 16 bilingual schools, which provide government-mandated curricula. Our bilingual schools place an emphasis on developing students’ English proficiency and well-rounded individuals.

•	Kindergartens. As of January 31, 2018, we had 40 bilingual kindergartens, including 10 that deliver international curricula.

In the three months ended November 30, 2017, we had an average of 33,916 students enrolled at our schools and employed an average of 3,644 teachers and instructors. We have grown rapidly during the past three years, supported by strong demand for quality education in China and favorable policies promulgated by the PRC government and the nationwide expansion of Country Garden’s residential communities. The following table sets forth the average number of students enrolled at our schools as of the date or for the period indicated.

	2015 school year	2016 school year	2017 school year	Three months ended November 30, 2017
International schools	4,292	5,443	6,283	7,227
Bilingual schools	9,512	11,441	13,189	15,371
Kindergartens	7,280	8,979	10,275	11,318

Total	21,084	25,862	29,747	33,916

An important element of our schools is to provide an immersive bilingual learning environment, with our English teachers and English-speaking staff. To help students master the English language, we design our English courses according to the specific linguistic needs of the students at each grade level, building their English language skills from kindergarten to high school.

Our schools are also committed to developing well-rounded students. As a private school operator, we have more flexibility in offering courses based on students’ learning needs and in response to popular student and parent demand. We offer a broad range of courses, and students at our international schools may choose an individualized combination of courses. Some of the courses we offer, such as calligraphy, dance, debate and music, emphasize creativity, critical thinking and a deeper appreciation of traditional Chinese and international culture. Our schools also offer students the opportunity to participate in a variety of after-school programs and club events, including sports and life skills development programs, such as first aid and disaster drills, to supplement classroom learning. This provides our students with opportunities to fully explore and pursue their individual interests and potential.

Our coverage of K-12 education allows us to instill our educational philosophy from the starting point of a student’s academic career. For our schools that cover the full spectrum of K-12 education, we believe we are able to minimize the need for our students to adapt for teaching methodologies and learning environments they may encounter when moving to the next level of education.

Most of our schools have boarding facilities, which allows students to focus on their studies and experience living independently before attending universities and allows us to recruit students from beyond Country

Garden’s residential communities. While substantially all of our schools are located within or in the vicinity of the residential communities developed by Country Garden, students from families that have not purchased property from Country Garden are increasingly attracted by our reputation for quality education. Approximately 37.8% of students enrolled in our schools as of August 31, 2017 came from families who do not own Country Garden properties. All of our schools also feature a comprehensive suite of sports and education facilities and on-campus catering facilities.

Our international schools

As of January 31, 2018, we had six international schools in five provinces across China, including Guangdong, Jiangsu, Hunan, Guizhou and Gansu. Our international schools offer a broad range of internationally-accredited education programs to accommodate the individual needs of our large student base seeking to pursue higher education overseas. Driven by the increasing appreciation for the quality of higher education overseas and our commitment to providing quality education, our international programs have proven to be an attractive option to an increasing number of Chinese students and their parents, allowing us to charge a premium in tuition compared to other international schools targeting Chinese students.

Our schools are among the first private schools in China to receive international accreditations for our programs. According to the Frost & Sullivan report, we are also among a select group of private school operators in China accredited to administer all major globally-recognized education programs. The following table sets forth certain information about the major international programs we offer.

Accreditation Institution	Program	Applicable Grades
IB Organization	Primary Years Program	1-5
	Middle Years Program	6-10
	Diploma Program	11-12
Cambridge International Examinations	IGCSE	9-10
	A-Level	11-12
U.S. College Board	Advanced Placement	9-12
NCC Education	International Foundation Year	11-12

Programs administered by the IB Organization are generally recognized in all major English-speaking countries. IGCSE, A-Level and International Foundation Year are recognized primarily in the United Kingdom. Advanced Placement is recognized primarily in the United States and Canada. In addition, we offer joint diploma programs, including Sino-Canadian dual diploma, Sino-U.S. dual diploma and Sino-Australian dual diploma programs. Our students may switch from one program to another if they meet the applicable requirements.

We integrate classes under our international programs with government-mandated coursework to students from the first through ninth grades. In the event that our students under international programs elect to attend universities in China at any stage of their studies, they may switch to government-mandated curricula offered in some of our international schools.

The students enrolled at our international schools have increased rapidly from an average of 4,292 for the 2015 school year to an average of 7,227 for the three months ended November 30, 2017. Approximately 87.0%

of the 2017 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London. As of January 31, 2018, students in our 2018 graduating class received over 350 conditional offers in total from global top 50 institutions by the same ranking, including University of Chicago, University of Oxford and University of Cambridge.

The following table sets forth certain information about each of our international schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2016 school year	Average number of students enrolled during the 2017 school year	Capacity as of September 1, 2017
Guangdong Country Garden School	Shunde, Guangdong province	1994	1-12	4,010	3,604	3,940
Jurong Country Garden School	Jurong, Jiangsu province	2013	1-12	708	1,148	2,950
Ningxiang Country Garden School	Changsha, Hunan province	2014	1-12	249	364	2,100
Country Garden Silver Beach School	Huizhou, Guangdong province	2015	1-12	224	544	3,000
Huaxi Country Garden International School	Guiyang, Guizhou province	2015	1-9	252	305	798
Lanzhou Country Garden International School	Lanzhou, Gansu province	2016	1-12	N/A	318	2,472

Total				5,443	6,283	15,260

Guangdong Country Garden School ( )

Founded in 1994, Guangdong Country Garden School is our first international school that offers all three IB-accredited programs. It is also one of the few schools in China authorized to teach IGCSE and A-Level, Advance Placement, and International Foundation Year courses. Guangdong Country Garden School has become our flagship school due to its comprehensive set of internationally-accredited curricula, effective education services and long operating history. It is well known throughout China as the recipient of a number of recognitions such as being a First-Class School in Guangdong Province and being part of the Advanced Group in National Private Education. It hosts a teacher training academy which serves as the hub for teacher training within our school network. We send veteran teachers at our Guangdong Country Garden School to our new schools to share teaching experiences with, and provide demonstration classes to the resident teachers at those schools and also allow such resident teachers to visit Guangdong Country Garden School for on-site training sessions. Guangdong Country Garden School is instrumental in establishing our brand recognition throughout China and setting the benchmark for our other international schools. Our students in this school are regular winners of national competitions. During the 2017 school year, one of our students won a Bronze medal in the Minnesota International Youth Pianist Competition, and 33 students scored in the top 25th percentile in the Waterloo University Gauss Math Competition.

Jurong Country Garden School ( )

Founded in 2013, Jurong Country Garden School, our first international school outside Guangdong province, obtained authorization from the IB Organization to offer all three IB-accredited programs within three years of its establishment. The school is also authorized to offer IGCSE and A-Level courses and International Foundation Year courses. Among our 2017 graduating classes enrolled in our Diploma Program, A-Level curricula at this school, who applied for overseas universities, approximately 79.7% of them were admitted into top 50 universities and approximately 28.4% were admitted into top 10 universities, both as ranked by QS World University Rankings.

Other international schools

Since 2014, we have established four international schools, Ningxiang Country Garden School, Country Garden Silver Beach School, Huaxi Country Garden International School, and Lanzhou Country Garden International School. We have replicated, and intend to continue to replicate, the success of Guangdong Country Garden School by leveraging the collective expertise and experiences accumulated by the teachers and management at Guangdong Country Garden School over the years. We believe the ample demand for international education, our education service quality, know-how and brand position us well to continue to ramp up the operation of each of these schools.

Our bilingual schools

As of January 31, 2018, we had 16 bilingual schools in five provinces in China. Our bilingual schools teach government-mandated curricula with an emphasis on English proficiency development. We supplement our academic offerings with activities for the well-balanced development of our students, such as arts-related and life skills building classes or club events, which are not generally available in public schools. The students enrolled at our bilingual schools have increased rapidly from an average of 9,512 for the 2015 school year to an average of 15,371 in the three months ended November 30, 2017.

Graduates from our bilingual schools generally take Zhongkao, the high school entrance examinations administered in China, and may pursue high school education in public or private schools. A number of our bilingual schools, including Phoenix City Bilingual School and Country Garden Huacheng School, also offer international courses to a small number of students in response to the local demands for further education at overseas universities. We generally allow our students to transfer from one program to another if they meet the relevant requirements.

The following table sets forth certain information about each of our bilingual schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2016 school year	Average number of students enrolled during the 2017 school year	Capacity as of September 1, 2017
Huanan Country Garden School	Guangzhou (Panyu), Guangdong province	2002	1-9	2,520	2,741	2,848
Phoenix City Bilingual School	Guangzhou (Zengcheng), Guangdong province	2003	1-9	3,081	3,462	4,,438
Country Garden Huacheng School	Shunde, Guangdong province	2003	1-9	1,106	1,122	1,116
Country Garden Venice Bilingual School	Changsha, Hunan province	2007	1-9	1,540	1,621	1,576
Wuyi Country Garden Bilingual School	Jiangmen, Guangdong province	2009	1-9	651	727	1,008
Heshan Country Garden School	Heshan, Guangdong province	2010	1-9	1,182	1,213	1,296
Wuhan Country Garden School	Wuhan, Hubei province	2011	1-6	221	287	912
Zengcheng Country Garden School	Guangzhou (Zengcheng), Guangdong province	2013	1-9	597	817	1,512
Country Garden Panpuwan School	Shunde, Guangdong province	2015	1-9	358	738	1,080
Laian Country Garden Foreign Language School	Chuzhou, Anhui province	2015	1-9	61	160	768
Taishan Country Garden School	Jiangmen, Guangdong province	2015	1-9	124	301	1,944
Chuzhou Country Garden Foreign Language School	Chuzhou, Anhui province	2017	1-9	N/A	N/A	960
Shaoguan Country Garden Foreign Language School	Shaoguan, Guangdong province	2017	1-9	N/A	N/A	1,296
Kaiping Country Garden School	Jiangmen, Guangdong province	2017	1-6	N/A	N/A	1,080
Huaian Country Garden Tianshan Bilingual School	Huaian, Jiangsu province	2017	1-9	N/A	N/A	2,400
Shenghua Country Garden Bilingual School	Baoding, Hebei province	2017	1-9	N/A	N/A	1,296

We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 77.0% of the 2017 graduating class from our bilingual schools were admitted into the top local high schools, including approximately 90.2% for Huanan Country Garden School and approximately 96.6% for Phoenix City Bilingual School, our two largest bilingual schools, in the 2017 fiscal year.

Our kindergartens

As of January 31, 2018, we had 40 kindergartens in eight provinces across China. A majority of our kindergartens are built adjacent to our primary, middle and high schools to share certain education resources and facilities and provide potential student sources to our schools. Our kindergartens are generally smaller in size compared with our international and bilingual schools. In the three months ended November 30, 3017, our kindergartens had an average of 11,318 students.

Our kindergartens provide an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success. In our kindergartens, we integrate elements of traditional Chinese culture with international cultural awareness through language classes and cultural activities. We have 11 kindergartens that offer Primary Years Programs, three of which have received IB accreditations. Under the Primary Years Programs, we provide a foreign homeroom teacher to stay with our students throughout each school day and implement a holistic approach to English education including the adoption of English teaching materials. We believe that administering Primary Years Programs at our kindergartens helps our students move up seamlessly to other IB-accredited programs offered in the primary through high schools within our school network.

Schools under development

We intend to expand our school network with a particular emphasis on developing international schools in new geographical markets in China and abroad. When determining a new school location, we generally consider factors such as potential demand for quality private education, demographic background of prospective students and their families, household income level, level of local government support, availability of suitable sites and existing market competition.

We generally favor new schools located within the residential communities developed by Country Garden to achieve cost savings and synergies in land procurement, facilities construction, marketing and student acquisition. Based on its residential property development plans, Country Garden has plans to develop several hundred sites in the next few years, presenting us with a large number of potential opportunities for expanding our school network.

We have also entered into two agreements with third-party partners to expand our school network. Under these agreements, we are primarily responsible for the day-to-day operation of the schools, and our partners are primarily responsible for land procurement and facilities construction.

The following flowchart sets forth the major steps involved in launching a school with a partner.

As substantially all of our existing schools were established within or in the vicinity of Country Garden’s residential communities, the sales of Country Garden’s residential units have had an impact on the number of students enrolled at our schools. The number of residents typically increases within the first two to three years after the completion of Country Garden’s residential property development, and correspondingly, a school usually takes up to several years to ramp up its utilization rate and build its reputation.

We expect to open approximately 12 new schools during the 2018 fiscal year.

Centralized management

We have established a centralized management system through which we manage and oversee certain aspects of our schools across our network, including school administration, supply procurement and sharing and development of teaching resources, to support and facilitate management of our schools as well as to ensure consistency in the quality of our education.

Sharing and development of teaching resources

In order to maintain and improve our teaching quality, some of our schools share their teaching resources with each other and jointly hold teacher development workshops. For example, our flagship school, Guangdong Country Garden School, established a teacher training academy, which serves as the hub for teacher training within our school network. We send veteran teachers from Guangdong Country Garden School to our new schools to share teaching experiences with, and provide demonstration classes to, the resident teachers at these schools and also allow such resident teachers to visit Guangdong Country Garden School for training sessions. We also operate a centralized teaching staff recruitment program through which we hire and deploy teachers and educational staff within our school network based on each school’s needs and teacher preferences. We intend to continue to leverage the availability of our teaching resources at different schools within our network to ensure consistency in teaching quality.

Education material and equipment procurement

We make procurement decisions regarding teaching materials and equipment and other education supplies for our schools in the same geographical areas to improve our operating efficiency, maximize economies of scale and enhance our overall bargaining power with suppliers. Such procurement choices include those for catering, textbooks, school uniforms, classroom furniture, computers, kitchen equipment, tableware and office appliances.

School administration

To improve our operating efficiency, we have centralized our finance, marketing, human resources, legal and information technology functions. We have adopted a series of policies and procedures relating to general corporate governance matters, which are aimed at strengthening the management and government of our company and our schools.

School marketing

While each of our schools conducts its own on-site promotional events to attract local students, we also organize group-wide marketing events to promote our brand and corporate image as one of China’s leading private school operators, including our strategic arrangements with local newspapers such as Nanfang Metropolis Daily. For details, see “—Marketing” below.

Our Complementary Education Services

We provide complementary education services to students from our schools and others. These complementary education services further enhance students’ overall learning experience and generate synergies with our school operations.

Overseas camps

We have organized summer and winter camp programs in certain countries, including the United Kingdom, the United States and Australia. We also offer summer school programs which are more rigorous and allow our participants to study for specific courses or prepare for standardized tests. These summer and winter camp programs are primarily offered to students enrolled at our schools, but are also open to other students. During the summer of 2017, more than 357 students participated in our camp programs.

We have developed business collaborations with 18 overseas universities and high schools as the local hosts of our camps or summer school programs. We work together with our partners to design programs and activities to improve the participants’ English communication skills, expand their knowledge and develop a familiarity with college environments and international cultures.

Our camp programs typically take place on university campuses and include various activities, such as classes and excursions. For high school students, we offer tours to different universities during our programs. These visits allow participants to become familiar with the overseas campuses, talk with admissions officers and spend time with our alumni currently studying at each university. Some of our camp programs include a homestay, which allows the participants to get an inside look at Western family dynamics and form supportive friendships in an immersive English-speaking environment. We send our teachers to escort the students during their tours. By participating in the summer and winter camps, we believe our students not only broaden their horizons and improve their English proficiency, but also clarify their academic goals and enhance their motivation to pursue overseas studies after graduating from our schools.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 16 learning centers located in Beijing, Shanghai and Guangdong, China. Our goal is to help children improve their general English proficiency. To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers. Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels. In the 2017 school year, we had an average of 87 instructors in our learning centers. We operate our learning centers under the brand of “élan.” In the 2017 fiscal year, we had more than 3,616 student enrollments for English proficiency training.

Extracurricular programs

We offer a wide range of extracurricular programs primarily to children through two learning centers located in Shunde, Guangdong province and Jurong, Jiangsu province. Our programs encompass popular subjects, such as art, soccer, mathematics and programmable robotics. Our programs supplement in-classroom learning and promote the well-balanced development of children. Our programs also help children tap into their interests and potential that benefit their study or career goals. We work with our partners on these programs.

Our Students

Student admission

Our students are primarily Chinese nationals from relatively affluent families and aspire to pursue the next level of education overseas or gain a competitive advantage from bilingual education. Since substantially all of our schools were launched within or in the vicinity of the residential communities developed by Country Garden, our recruitment efforts were initially targeted at students from families who were Country Garden’s homeowners. As we have gradually forged a reputation for providing quality education through a proven track record of success over the years, we frequently attract prospective students from outside of Country Garden properties, largely through word-of-mouth referrals and marketing efforts. Approximately 37.8% of our students enrolled in our schools as of August 31, 2017 came from families who do not own Country Garden properties. We believe that our schools are attractive to prospective students and their parents due to our reputation and the quality and breadth of our education programs.

We implement selective screening procedures for student admissions. We generally require middle school and high school applicants to take entry tests to assess their English proficiency and academic performance. We conduct admissions interviews with kindergarten and primary school applicants. As a result of the large number of students wishing to enroll in our schools, we are selective in accepting our students.

Student performance

Approximately 87.0% of the 2017 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London. As of January 31, 2018, students in our 2018 graduating class have received over 350 conditional offers in total from global top 50 institutions by the same ranking. We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 77.0% of the 2017 graduating class from our bilingual schools were admitted into the top local high schools, including approximately 90.2% for Huanan Country Garden School and approximately 96.6% for Phoenix City Bilingual School, our two largest bilingual schools, in the 2017 fiscal year. As all of our programs place particular emphasis on developing students’ English skills, our students are regular winners of regional and provincial rounds at national English skill competitions, such as the China Youth English Competence Contest and the China Central Television Star of Outlook Talent Competition. In addition to academic accomplishments, we also seek to promote the well-balanced development of our students through a wide range of extracurricular activities to tap into their interests and potential.

Student and parent support services

We generally have small class sizes across our school network in order to provide each student with close and frequent teacher interactions and individual attention and support. Our teachers assist students through academic difficulties with personalized remedial measures, including additional practice materials and instructive sessions. We also provide counseling to help our students with university applications.

As a testament to the positive student experience we provide at our schools, we have historically maintained relatively high student retention rates. After our students complete their studies at our schools, we encourage them to advance their education within our school network if they meet the requisite academic requirements. For example, in our schools offering both primary and middle school education, 61.4% of the 2017 primary school graduating class continued their next level of studies at the same school. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of a school year who move on to the next grade level was over 90.0% for each of the 2015, 2016 and 2017 school years. We also maintain regular communication with the parents of our students and provide them with complimentary seminars and training on education programs, university applications and parenting.

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff include teaching assistants, librarians, medical staff and nursery staff. In the three months ended November 30, 2017, we had an average of 3,644 teachers and instructors.

Our teachers have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. Our teachers have an average of approximately nine years of experience in teaching. Across our school network, we also had an average of 226 foreign teachers, representing 7.1% of the teacher pool of our schools in the 2017 school year. Foreign teachers of our international schools represented 10.1%of our teacher pool in international schools during the same period. We believe that foreign teachers are essential to providing an immersive bilingual environment and better preparing our students for the pursuit of the next level of education overseas.

We had 548 teachers, or 17.2% of our total teacher pool and 52.0% of our teacher pool in international schools, licensed with IB training certificates as of August 31, 2017. To stay current with the constant changes in the IB syllabus, we require all of our teachers to take regular IB training classes. We typically outsource instructors for our extracurricular programs.

Teacher recruitment

Our teachers are critical to maintaining the quality of our programs and services and in promoting our brand and reputation. We place particular importance on recruiting teachers who are appropriately qualified and experienced. We implement a centralized recruitment program that seeks to hire teachers and educational staff and deploy them across our school network based on each school’s needs and teacher preferences. We screen candidates for strong academic credentials, dedication and knowledge in the relevant teaching subjects, and commitment to serving students’ needs. We require our teachers to possess the appropriate qualifications required by PRC regulatory authorities, including the foreign expert certificate in the case of foreign teachers. We believe that teacher candidates are attracted to our schools because of our reputation, commitment to quality education, financial strength and competitive compensation package. To enhance our retention rate, we also allow our teachers to laterally transfer within our school network. We maintained teacher retention rates of approximately 90.0% for each of the 2015, 2016 and 2017 school years. “Teacher retention rate” is calculated as 100.0% minus the quotient of the number of both our Chinese and foreign teachers that leave employment during a school year by the number of teachers at the beginning of that school year (not including teachers hired during that school year).

Teacher training

We are committed to investing in our teachers and principals. Newly-hired teachers undergo a training program on teaching skills as well as our school culture. We also provide ongoing professional development for our teachers and principals, in the form of online, on-campus or one-on-one training and support sessions. Our flagship school, Guangzhou Country Garden School, established a teacher training academy which organizes centralized teacher training activities. We also send veteran teachers to our new schools to share teaching experiences with, and provide demonstration classes to, the resident teachers at those schools and also allow such resident teachers to visit Guangdong Country Garden School for on-site training sessions. From time to time, we organize seminars on professional training in cooperation with prestigious institutions, such as the Institute of Education of University College London. We also invite veteran teachers to participate in school administration by offering them management training with the possibility of promotion to principal positions. The opportunity for ongoing professional training and career advancement is not always available at private schools and is a key differentiator in our ability to attract, develop and retain talented teachers.

Our Tuition

We charge our students tuition, boarding and textbook fees generally prior to the beginning of each semester. We also accept monthly payment of fees at certain kindergartens we operate. We offer a partial refund if a student withdraws during a semester. We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our schools are located, the tuition charged by our competitors, our pricing strategy to gain market share and general economic conditions in China. For example, the average tuition and fees per student at Guangdong Country Garden School was RMB96,409 in the 2017 school year, compared to RMB60,158 and RMB64,854 at Jurong Country Garden School and Country Garden Silver Beach School, respectively, in the same period. Our tuition and fees charged for internationally-accredited programs is typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the three months ended November 30, 2017, we charged average tuition and fees of RMB24,200 for international schools, RMB10,100 for bilingual schools and RMB11,318 for kindergartens. For details of our tuition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For our complementary education services, we determine our fees by referring to the prevailing market rates. In the 2017 school year, we charged an average of RMB46,817 per student enrollment for overseas camps and an average of RMB19,709 per student for English proficiency training.

Our Business Partners

We collaborate with a number of universities overseas, which enables our partner institutions to appreciate our strong academic programs and our students’ English language proficiency and facilitates the early admissions process by encouraging early contact between our students and these institutions. In particular, we have formed strategic relationships with each of University of St. Andrews, Newcastle College and Sussex Downs International College in the United Kingdom to regularly send our students to their schools to take English language and IELTS courses. In May 2017, we co-established two scholarship programs with Columbia University and University of California, Berkeley, respectively. In July 2017, we entered into a cooperation agreement with Fettes College, Edinburgh to establish a school in Southern China that will bear the name of Fettes and adopt the ethos and aims of Fettes College.

Over the years, our international schools have individually obtained authorization from the Cambridge International Examinations to administer education programs such as IGCSE and A-Level and the related examinations. In May 2016, we became a Cambridge Associate, which allows us to review and self-approve the eligibility of all of our schools to administer such programs and the related examinations. Our status as a Cambridge Associate also allows us to deepen our cooperation with Cambridge International Examinations on teacher training, curriculum development and international exchange programs.

Research and Curriculum Development

We believe we have devoted significant resources to our research and curriculum development efforts which are reflected in our course materials and effective teaching methods. We encourage our teachers to develop, update and improve our curricula and course materials based upon our students’ needs and the latest official government curricula or course outlines issued by the relevant international programs. As our students’ academic ability levels vary, our curricula are designed with the flexibility to address a particular student’s strengths and weaknesses. Our teachers in charge of designing the curricula also work with other teachers to prepare or update such course curricula, and revise the curricula based on feedback from the classroom. To ensure our education quality can be upheld across our schools, we have dedicated a team of senior teaching staff to designing curricula for the programs implemented in our schools and to keep our teaching materials updated with reference to the latest educational trends.

Marketing

We historically market our schools primarily to students from families that purchased residential units developed by Country Garden. We distribute marketing brochures and offer site tours of our school to prospective home buyers visiting the sales centers for residential properties developed by Country Garden. Our relationship with Country Garden is synergistic because our schools enable Country Garden to meet the requisite local governmental requirements or market needs for schools in its residential communities and we may offer preferential student placements and tuition discounts as an incentive to prospective home buyers. We believe that the availability of and convenient access to quality education is a significant factor that drives home buying decisions.

As we have gradually forged a reputation for quality education through a proven track record of success over the years, we began to attract students from families other than Country Garden’s homeowners. We have also implemented a variety of marketing methods to enhance the brand recognition of our schools. By doing so, we intend to continue creating and implementing a standard corporate identity across all our schools. We take measures to increase word-of-mouth referrals which have been instrumental to attracting new students and building our brand.

•	Referrals. Word-of-mouth referrals by former and current students and their families have been a significant source of our student enrollment. Recommendations made by our alumni who matriculated into reputable overseas education institutions or excelled in Zhongkao or Gaokao provide convincing testimonials to prospective students. We actively work with our alumni and current students to encourage them to recommend our programs to prospective students.

•	Promotional events . From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. We also organize event-driven marketing campaigns such as seminars for our international schools so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international programs. For example, in 2016, we participated in an educational event in the Beijing National Conference Center to promote and market our schools, and in 2017, we co-hosted the 2017 China Liberal Arts College Tour to introduce the U.S. top liberal arts colleges to our current and prospective students.

•	Media advertising. We have entered into a strategic cooperation agreement with Nanfang Metropolis Daily, a newspaper of significant popularity in Guangdong province, where most of our schools are located. We have arranged with Nanfang Metropolis Daily to publish a series of stories on our people, our education philosophy and our company to promote brand awareness. We have also placed advertisements on searching engines and internet portals in China.

Competition

The education service market in China is rapidly evolving, highly fragmented and competitive. In Guangdong province, where a majority of our schools are located, we compete with a number of other private schools, including Nord Anglia schools and Maple Leaf schools. We believe we can compete effectively because we have a track record of delivering offer quality education primarily to local Chinese students, while certain other market players primarily serve students from expatriate families. We may also compete with locate private international and bilingual schools in each region we have a presence. We believe we are well-positioned to replicate our success and compete effectively based on the following factors:

•	scalable business model;

•	operating knowledge;

•	reputation and brand recognition;

•	teaching quality;

•	ability to recruit and retain students;

•	ability to recruit and retain principals and teaching staff;

•	relationship with local education authorities, international program accreditors and overseas colleges and universities; and

•	relationship with other key stakeholders, such as real estate developers.

Properties and Facilities

All of our properties are located in China. We currently occupy a total combined gross floor area of more than 1.1 million square meters of facilities developed by Country Garden. By utilizing the properties developed by Country Garden, we avoid significant capital expenditures in connection with land procurement and facilities construction. We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties. As of August 31, 2017, substantially all of our schools entered into a three-year school operation agreement with Country Garden. We are in the process of arranging the execution of such school operation agreements with Country Garden for our schools established after August 31, 2017. In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

We also lease a total site area of approximately 172,633 square meters of land from a third party for Guangdong Country Garden School. This lease expires in 2063, and we pay annual rental charges, which are adjusted for annual changes in the cost of living index. The lessor may terminate the lease only for our material breach of contract. See “Risk Factors—Risks Related to Our Business and Industry—We have certain property defects relating to our lease of the land occupied by Guangdong Country Garden School, which may adversely affect our operations.”

Employees

We had an average number of employees of 4,698, 5,716 and 6,079 for the 2015, 2016 and 2017 fiscal years, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, nursery staff and employees in sales and marketing, finance and general administration. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2015 fiscal year	2016 fiscal year	2017 fiscal year
Teachers and instructors	2,352	2,899	3,180
Managerial staff	68	110	139
Educational and administrative staff	861	1,211	1,318
Supporting staff	1,417	1,496	1,591

Total	4,698	5,716	6,228

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local PRC governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries and performance-based bonuses. None of our employees is represented by any collective bargaining arrangements. We believe we have maintained good relationship with our employees.

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden,” from Country Garden free of charge for a term expiring in 2020 and plan to obtain a renewal thereafter. We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China. As of November 30, 2017, we had registered three trademarks including “élan,” with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.brightscholar.com, www.bgyedu.cn and www.bgyfhc.cn. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials. We own copyrights to the course content we developed in-house.

Our trademarks and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our ability to compete in our target markets. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. We have confidentiality clauses in our employment agreements with our employees to protect our intellectual property rights, and also monitor any infringement or misappropriation of our intellectual property rights.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our schools. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the ordinary course of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

PRC REGULATION

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Information Industry, SAIC, the Ministry of Civil Affairs and their respective local offices. The section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment in Education

Foreign Investment Industries Guidance Catalog (2017) Pursuant to the Foreign Investment Industries Guidance Catalog (Amended in 2015), or the Foreign Investment Catalog, which was amended and promulgated by the NDRC and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, kindergarten education, high school education and higher education are restricted industries for foreign investors, and foreign investments are only allowed to invest in kindergarten education, high school education and higher education in cooperative ways and the domestic party shall play a dominant role in the cooperation. In addition, according to the Foreign Investment Catalog, foreign investors are prohibited from investing in compulsory education, i.e., primary school to middle school.

Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003 and became effective on September 1, 2003 and amended on July 18, 2013, the Law for Promoting Private Education of the PRC, and the Implementing Rules for the Regulations on Operating Sino-foreign Schools or the Implementing Rules, which were issued by the MOE on June 2, 2004 and became effective on July 1, 2004.

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a PRC-foreign education institute shall be less than 50%.

The Foreign Investment Industries Guidance Catalog (2017 Revision), which was promulgated on June 28, 2017 and took effect on July 28, 2017 replacing the abovementioned Foreign Investment Industries Guidance Catalog (2015 Revision), contains the same types of industry categories.

As of the date of this prospectus, our kindergartens and high schools fall within restricted industries for foreign investors, and our international schools and bilingual schools which cover compulsory education fall within prohibited industries for foreign investors.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of the PRC, or the NPC, enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other education institution. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. On December 27,

2015, the Education Law was amended, which became effective on June 1, 2016. The amended Education Law repudiates a specific paragraph of the old law, which prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA. Under the above regulations, the operations of a private school are highly regulated. For example, the types and amounts of fees charged by a private school providing academic qualifications education shall be approved by relevant government authorities and publicly disclosed, and a private school that provides non-academic qualifications education shall file its pricing information with the relevant government authorities and publicly discloses such information.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard. As of the date of this prospectus, 24 of our schools are registered as private schools requiring reasonable returns, and 36 schools are private schools not requiring reasonable returns.

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and shall come into force on September 1, 2017.

Under the Amendment, the term “reasonable return” is no longer used and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion, while before the Amendment, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force. The Amendment further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes. According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

•	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•	sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•	private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;

•	where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;

•	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspection. On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level. On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

On September 1, 2017, SAIC and MOE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

As of the date of this prospectus, two of our schools are registered as for-profit private schools. For a detailed discussion on how the Amendment and the above regulations will affect our schools, see “Risk Factors—Risks Related to Business and Industry—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Besides the Amendment and the above regulations, the other details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations that are yet to be introduced, which include:

•	the amendment to the Implementation Rules for the Law for Promoting Private Education of the PRC;

•	the local regulations relating to legal person registration of for-profit and non-profit private schools; and

•	the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

As of the date of this prospectus, certain local governments, such as Shanghai, Jiangsu, Qionghai (a city in Hainan) have promulgated their local regulations relating to legal person registration and administration for private schools and certain local governments, such as Shanghai, Jiangsu, Hubei, Hebei, Zhejiang, Yunnan, Gansu, Anhui and Liaoning have promulgated general guidance to encourage the development of private schools. Among these local regulations and guidance, some local governments, such as Shanghai, Hubei, Hebei, Anhui, Yunnan and Zhejiang require the existing private schools shall make the decision for their choice in registering as for-profit or non-for-profit schools within a specific time period.

Regulations on compulsory education

According to the Law for Compulsory Education of the PRC, which was promulgated by the NPC on April 12, 1986 and was amended by the tenth Standing Committee of the NPC on June 29, 2006 and by the

twelfth Standing Committee of the NPC on April 24, 2015, a nine-year system of compulsory education, including six years of primary school and three years of middle school, was adopted.

Further, the MOE issued the Reform Guideline on the Curriculum System of Compulsory Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing compulsory education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses, while the local education authorities have the power to determine the curriculum standard for other courses, and schools may also develop curriculum that are suitable for their specific needs provided that the state curriculum shall be completely maintained.

Regulations on the operation of high schools

The MOE has promulgated several regulations on the operation of high schools, which mainly concern the choice of textbooks, the curriculum system and the graduation exam system.

According to the Circular of the Central Office of the MOE on the Selection of the Trial Textbooks for the Curriculum of High Schools promulgated on April 26, 2005 and the Interim Measures for the Management of the Selection of the Primary and Middle School Textbooks promulgated and came into effect on September 30, 2014, the textbooks used by the primary and middle schools can only be selected from the catalog issued by the MOE; and the provincial education authority is in charge of textbook selection within its relevant administrative jurisdiction and has the power to approve the curriculum system applied in the primary and middle schools within the province.

Further, the MOE issued the Notice on Developing Trial Curriculum System in High Schools, the Guidance on Strengthening Instruction on Developing Trial Curriculum System in High Schools, the Notice on Propelling 2006 Trial Curriculum System in High Schools and the Notice on Propelling 2007 Trial Curriculum System in High Schools from 2003 through 2007, pursuant to which the MOE developed a new curriculum system in high schools nationwide, and the implementation of such curriculum system is carried on mainly by the provincial education authorities while the MOE mainly provides guidance to its local counterparts. Under the guidelines of the MOE and subject to approval by the respective provincial education authorities, the high schools may adopt their own unique curriculum system.

Since we offer internationally-accredited courses to our students, primarily in our international schools, we may be deemed to offer insufficient government-mandated coursework to students enrolled in our international programs from grades one through nine. Additionally, we did not obtain the required government approval for providing non-government-mandated coursework and the use of foreign textbooks in certain schools. For a detailed description of the risk associated with these matters, see “Risk Factors—Risks Related to Business and Industry—If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.”

Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers

On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Risk Factors—Risk Related to Business and Industry—We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.”

PRC Laws and Regulations Relating to Trademark and Domain Name

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was revised on August 30, 2013 and with effect from May 1, 2014, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of the State Administration for Industry & Commerce, which include commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademark, which shall be protected by law.

Domain name

Pursuant to the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology of the PRC on August 24, 2017 with effect from November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. Domain name applicants shall provide true, accurate and complete identification of the domain name holder as requested by the domain name registration service provider.

PRC Laws and Regulations Relating to Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC. These were promulgated by the State Council of the PRC on January 29, 1996 and with effect from April 1, 1996 and were amended on January 14, 1997 and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless the prior approval of the SAFE or its local counterparts is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (such as board resolutions, tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with SAFE or its local counterparts and approval form or filling with the relevant PRC government authorities (if necessary).

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or Circular 37, which was promulgated on July 14, 2014 and with effect from the same day, before a domestic resident contributes its legally owned onshore or offshore assets and equity into a SPV, the domestic resident shall be required to register with the local branch of SAFE for foreign exchange registration of overseas investments before contributing the domestic and overseas lawful assets or interests to a SPV, and to update such registration in the event of any change of basic information of the registered SPV or major change in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions. The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and individual resident) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing”; “Round Trip Investments” refer to “the direct investment activities carried out by a domestic resident directly or indirectly via an SPV, that is, establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests”. In addition, according to the procedural guidelines as attached to the Circular 37, the principle of review has been changed to “the domestic individual resident is only required to register the SPV directly established or controlled (first level)”.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or Circular 13, which was promulgated on February 13, 2015 and implemented June 1, 2015, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau, and the Circular 13 also simplifies some procedures relating to foreign exchange for direct investments.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which came into effect from June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

As of the date of this prospectus, all PRC residents known to us that currently have direct or indirect interests in our company have completed the necessary registrations, as required by Circular 37. For a detailed description of the risk associated with the non-completion of such process, see “Risk Factors—Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

According to the Provisional Regulations for the Proportion of Registered Capital to Total Amount of Investment of Joint Ventures Using Chinese and Foreign Investment issued by SAIC on February 17, 1987 and Decision on Amending the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 8, 2006, if the registered capital of a foreign-invested enterprise is less than US$2.1 million, its total investment amount may not exceed 1.4 times the registered capital; if the registered capital of a foreign-invested enterprise is more than US$2.1 million but less than US$5 million, its total investment amount may not exceed two times the registered capital; if the registered capital of a foreign-invested enterprise is more than US$5 million but less than US$12 million, its total investment amount may not exceed 2.5 times the registered capital; and if the registered capital of a foreign-invested enterprise is more than US$12 million, its total investment amount may not exceed three times the registered capital.

According to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013, the statutory limit on the amount of loans from an overseas shareholder to a foreign-invested enterprise is the difference between the total investment amount and the registered capital of the foreign-invested enterprise.

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by MOFCOM or its local counterpart has been obtained. In such approval and filing process of capital contributions, MOFCOM or its local counterpart examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industries Guidance Catalog. See “—PRC Laws and Regulations Relating to Foreign Investment in Education—Foreign Investment industries Guidance Catalog (2017 Revision)”. The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from MOFCOM or its local counterpart, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with MOFCOM or its local counterpart.

On January 12, 2017, the People’s Bank of China promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing, or PBOC Circular 9. According to PBOC Circular 9, the People’s Bank of China establishes a cross-border financing regulation system and the legal entities and financial institutions established in PRC excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing, shall be limited to the upper limit of the risk-weighted balance of such entity.

The enterprise shall, after signing the cross-border financing contract, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period starting from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-border financing in foreign currency will be determined by the People’s Bank of China and SAFE.

On September 14, 2015, the National Development and Reform Commission promulgated Notice on Promoting the Administrative Reform of the Filing and Registration System for Enterprises’ Issuance of Foreign Debts, or NDRC Circular 2044. According to NDRC Circular 2044, an enterprise that plans to issue foreign debts shall apply to the National Development and Reform Commission in advance for filing, registration, and report issuance information to the National Development and Reform Commission within 10 business days after the completion of such issuance. The National Development and Reform Commission shall determine whether to accept the application within five business days from the date of receipt of the application, and issue the Certificate on the Filing and Registration of Foreign Debts Issued by Enterprises within seven business days from the date of accepting the application.

Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, currently has a total investment amount of RMB14 million (approximately US$2 million) and an initially subscribed registered capital RMB10 million (approximately US$1.5 million). We may provide shareholder loans of up to the U.S. dollar equivalent of RMB4 million (approximately US$0.6 million) to Zhuhai Bright Scholar, which is the difference between its total investment amount and registered capital. According to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, except for those involving special access administrative measures, the increase of total investment amount and registered capital of a foreign-invested enterprise shall be registered with local SAIC offices and filed in the Foreign Investment Comprehensive Management Information System..

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (2) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from the MOFCOM is required.

According to the Foreign Investment Industries Guidance Catalog (2017), the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises and the Announcement on Matters Relating to the Record-filing Administration over Establishment and Change of Foreign-invested Enterprises promulgated by the Ministry of Commerce effect from July 10, 2017, except for acquisitions between related parties, mergers and acquisitions of domestic enterprises are no longer subject to the approval of MOFCOM and shall be governed by the record-filing administration.

For a detailed description of the risk associated with the M&A Rules, see “Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Huiyan Yang	36	Chairperson
Junli He	43	Chief Executive Officer and Director
Shuting Zhou	33	Director
Peter Andrew Schloss	57	Director
Jun Zhao	55	Director
Dongmei Li	49	Chief Financial Officer
Alexander Shu Chen	33	Vice President
Jinsheng Cheng	54	Vice President

Huiyan Yang is a co-founder of certain of our schools and has served as a director and the chairperson of Bright Scholar Holdings since our inception. Ms. Yang joined Country Garden Holdings Company Limited, a related party, which is a HKSE-listed Chinese residential property developer, in 2005, as the manager of its procurement department. Ms. Yang has served as a director of Country Garden since December 2006 and its vice chairperson since March 2012. Ms. Yang graduated from Ohio State University with a bachelor degree in marketing and logistics. Ms. Yang received her middle school education from Guangdong Country Garden School. She received the “China Charity Award Special Contribution Award” in 2008.

Junli He has served as the chief executive officer and a director of Bright Scholar Holdings since October 2015. Prior to joining us, Mr. He was the founder and chief executive officer of Time Education China Holdings Ltd., and he also served as chief financial officer, chief executive officer and a director of Noah Education Holdings Ltd., a former NYSE-listed private education services provider in China, from July 2009 to December 2011. Mr. He was a portfolio manager at Morgan Stanley Global Wealth Management from June 2008 to June 2009 and worked at Bear Stearns from July 2006 to May 2008. Mr. He obtained a bachelor degree in science from Peking University and a MBA with Honors from the University of Chicago, Booth School of Business. Mr. He is also a CFA charter holder.

Shuting Zhou became a director of Bright Scholar Holdings in May 2017. Ms. Zhou has been a deputy financial controller of Guangdong Country Garden Property Management Co., Ltd., a subsidiary of Country Garden Holdings Company Limited, since May 2016. Ms. Zhou held various managerial positions at Guangdong Country Garden Property Management Co., Ltd. from February 2009 to April 2016. From March 2007 to January 2009, Ms. Zhou served as an accounting manager at Gaoyao Biyi Property Development Co., Ltd. and Shaoguan Country Garden Property Development Co., Ltd., both of which are subsidiaries of Country Garden Holdings Company Limited. Ms. Zhou obtained a bachelor degree in financial management from Guangdong University of Finance & Economics.

Peter Andrew Schloss became a director of Bright Scholar Holdings in May 2017. Mr. Schloss has served as the managing partner and chief executive officer of Castle Hill Partners since November 2015. Mr. Schloss has been serving as a director of Zhaopin Limited, a China-based career platform listed on the NYSE, since February 2016, and a director and the audit committee chairman of YY, Inc., an interactive social platform listed on the NASDAQ Stock Market, since 2012. Mr. Schloss was a director and the audit committee chairman of Giant Interactive Group Inc., a China-based online game developer and operator, from 2007 to 2015, and a partner at Phoenix Media Fund L.P., a private equity fund established by Phoenix Television Group, from 2012 to May 2016. From 2009 to 2012, Mr. Schloss served as the founder and chief executive officer of Allied Pacific Sports Network Limited, a leading over-the-top provider of live and on-demand sports in Asia. Prior to joining

Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss obtained a bachelor degree in political science and a juris doctor degree from Tulane University.

Jun Zhao became a director of Bright Scholar Holdings in May 2017. Mr. Zhao has served as the chairman of Beijing Fellow Partners Investment Management Ltd. since October 2014 and an independent director of China Merchants Bank Co., Ltd., a company listed on Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, since January 2015. Mr. Zhao served as a managing partner at DT Capital Partners from July 2005 to September 2014. From May 2000 to July 2005, he served as a managing director of China Vest, Ltd. Mr. Zhao obtained a bachelor degree in shipbuilding engineering from Harbin Engineering University, a master degree in ocean engineering from Shanghai Jiao Tong University, a doctor degree in civil engineering from University of Houston and a MBA from Yale University.

Dongmei Li has served as the chief financial officer of Bright Scholar Holdings since February 2017. Prior to joining us, Ms. Li served as financial controller, vice president of finance and chief financial officer of Noah Education Holdings Ltd. from December 2007. Previously, Ms. Li served as the financial controller and the head of investor relations of China GrenTech, a NASDAQ-listed company, from April 2007 to November 2007. From February 1999 to March 2007, Ms. Li served as a senior finance manager at Conair Corp., a Fortune 500 company. Ms. Li obtained a bachelor degree in business administration and tourism management from the Beijing Second Foreign Language Institute, and a master degree in business administration from the Arizona State University, Thunderbird School of Global Management. She is a certified master financial manager from the American Academy of Financial Management and is also a member of the Institute of Management Accountants.

Alexander Shu Chen has served as a vice president of Bright Scholar Holdings since March 2017. Mr. Chen has also served as a managing director of Kirkcaldy Family Office, primarily engaged in education planning for children of clients and financial strategy development for clients’ overseas investments, since 2015. From 2015 to 2017, Mr. Chen served as a managing director of Feishang Group, a Chinese investment holding company. From 2008 to 2015, Mr. Chen was the founder and chairman of Yinghao College (International), one of China’s first international schools. Mr. Chen was a senior consultant in Segway Inc. from 2010 to 2012, the chairman of Zeus Education from 2007 to 2014 and an investment analyst in Agilo from 2007 to 2008. Mr. Chen obtained a bachelor degree in economics from University College London.

Jinsheng Cheng has served as a vice president of Bright Scholar Holdings since November 2015 and the principal of Guangdong Country Garden School since January 2017. Mr. Cheng joined Guangdong Country Garden School since its establishment in 1994. He served as the principal of Guangdong Country Garden School from July 2003 to May 2005 and the principal of Phoenix City Bilingual School from May 2005 to January 2017. Mr. Cheng has served as the vice president of BGY Education Investment, our affiliated entity, since September 2016 and he has over 30 years’ education experience. Mr. Cheng obtained a bachelor degree in science from Anhui Normal University and completed master course in Beijing Normal University.

Board of Directors

Our board of directors consist of five directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs Peter Andrew Schloss, Jun Zhao and Junli He and is chaired by Mr. Schloss. Messrs Schloss and Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Schloss qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Jun Zhao, Mr. Peter Andrew Schloss and Ms. Huiyan Yang, and is chaired by Mr. Zhao. Messrs Zhao and Schloss satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jun Zhao, Mr. Peter Andrew Schloss and Ms. Huiyan Yang, and is chaired by Mr. Zhao. Messrs

Zhao and Schloss satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Pursuant to the amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in their entirety upon the completion of this offering, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors; or (2) dies or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement; negligent or dishonest act to our detriment; misconduct or failure to perform his or her duty; disability; or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Compensation of Directors and Executive Officers

For the 2017 fiscal year, we paid an aggregate of approximately RMB7.5 million (US$1.1 million) in cash to our executive officers and RMB0.2 million (US$0.02 million) to our directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plan

In February 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan shall be 5,263,158 ordinary shares, which constitutes 5.0% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2017 Plan, after giving effect to a ten-for-one share split effected on April 26, 2017. In December 2017, we granted share options to purchase a total of 900,000 Class A ordinary share to certain school principals and management team members at an exercise price of US$8.74 per share with vesting period varying from three to five years.

The following table summarizes, as of the date of this prospectus, the outstanding options we had granted to our directors, officers and other individuals under our 2017 Plan:

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Dongmei Li	150,000	US$	8.74	December 15, 2017	December 14, 2027
Jinsheng Cheng	40,000	US$	8.74	December 15, 2017	December 14, 2027
Other individuals as a group	710,000	US$	8.74	December 15, 2017	December 14, 2027

The following paragraphs describe the principal terms of the 2017 Plan.

Types of awards. The 2017 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2017 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company, and other individuals, as determined by the plan administrator. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is 10 years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise provided by the plan administrator.

Termination and amendment of the 2017 Plan. Unless terminated earlier, the 2017 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the prior written consent of the recipient.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the shareholder table below assume that there are 117,250,000 ordinary shares outstanding as of the date of this prospectus. The total number of ordinary shares outstanding after the completion of this offering will be 127,250,000 ordinary shares, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned after This Offering
	Class A		Class B		Class A		Class B		% of Voting Rights
	Number	%*	Number	%*	Number	%*	Number	%*	%**
Directors and Executive Officers: ***
Ms. Huiyan Yang (1)	—	—	20,000,000	17.06	—	—	20,000,000	15.72	19.73
Mr. Junli He (2)	—	—	7,410,000	6.32	—	—	7,410,000	5.82	7.31
Ms. Shuting Zhou	—	—	—	—	—	—	—	—	—
Mr. Peter Andrew Schloss	—	—	—	—	—	—	—	—	—
Mr. Jun Zhao	—	—	—	—	—	—	—	—	—
Ms. Dongmei Li	—	—	—	—	—	—	—	—	—
Mr. Alexander Shu Chen	—	—	—	—	—	—	—	—	—
Mr. Jinsheng Cheng	—	—	—	—	—	—	—	—	—
Directors and executive officers as a group	—	—	27,410,000	18.91	—	—	27,410,000	21.54	27.04
Principal Shareholders:
Excellence Education Investment Limited (3)	—	—	72,590,000	61.91	—	—	72,590,000	57.05	71.61
Ultimate Wise Group Limited (4)	—	—	20,000,000	17.06	—	—	20,000,000	15.72	19.73
Mr. Junli He (5)	—	—	7,410,000	6.32	—	—	7,410,000	5.82	7.31
Hillhouse Capital Management, Ltd (6)	4,300,000	3.67	—	—	4,300,000	3.38	—	—	0.21
Serenity Capital affiliates (7)	3,508,586	2.99	—	—	3,508,586	2.76	—	—	0.17

*	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our Class A and Class B ordinary shares outstanding as of the date of this prospectus, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
***	The business address of our directors and executive officers is No. 1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.
(1)	Represents 20,000,000 Class B ordinary shares directly held by Ultimate Wise Group Limited, a British Virgin Islands company wholly owned by Ms. Huiyan Yang. Ms. Meirong Yang is Ms. Huiyan Yang’s relative. According to the acting-in-concert agreement entered into between Ms. Huiyan Yang and Ms. Meirong Yang, Ms. Huiyan Yang will agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company.
(2)	Includes 5,310,000 Class B ordinary shares directly held by Mr. Junli He and 2,100,000 Class B ordinary shares held in an irrevocable discretionary trust established by Mr. He.
(3)	Excellence Education Investment Limited is a British Virgin Islands company wholly owned by Ms. Meirong Yang. The registered office of Excellence Education Investment Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
(4)	Ultimate Wise Group Limited is a British Virgin Islands company wholly owned by Ms. Huiyan Yang. The registered office of Ultimate Wise Group Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. According to the acting-in-concert agreement entered into between Ms. Huiyan Yang and Ms. Meirong Yang, Ms. Huiyan Yang will agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company.
(5)	In his capacity as an individual principal shareholder. See also footnote (2) above.
(6)	Represents 4,300,000 Class A ordinary shares in the form of ADSs beneficially owned by Hillhouse Capital Management, Ltd. as reported in a Schedule 13G filed by Hillhouse Capital Management, Ltd. on June 12, 2017. Hillhouse Capital Management, Ltd. is a company incorporated in the Cayman Islands with its business address at Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong.
(7)	Represents 3,508,586 Class A ordinary shares in the form of ADSs beneficially owned by the Serenity Capital LLC affiliates, including Serenity Capital Management, Ltd., Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd., Serenity Investment Master Fund Limited as reported in a Schedule 13G filed by the Serenity Capital affiliates on June 12, 2017. Serenity Capital LLC is a company incorporated in Delaware, United States. Serenity Capital Management, Ltd. Is a company incorporated in Cayman Islands. Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd. is a company incorporated in Shanghai, China. Serenity Investment Master Fund Limited is a company incorporated in Cayman Islands. Their business address is c/o Serenity Capital LLC, 530 Lytton Avenue, Suite 200, Palo Alto, California 94301.

On February 8, 2017, Ms. Meirong Yang and Ms. Huiyan Yang, who together beneficially own 78.97% of the equity interests in our company prior to the offering, entered into an acting-in-concert agreement. According to the acting-in-concert agreement, Ms. Huiyan Yang and Ms. Meirong Yang must consult with each other before voting and deciding on material matters in relation to the management of our company, including matters subject to approvals by board or shareholders’ meetings, such as appointment of directors and officers and adoption of key group-level policies. If no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Ms. Huiyan Yang and Ms. Meirong Yang retrospectively confirmed in the acting-in-concert agreement that they have been acting-in-concert since 2008. The acting-in-concert agreement will continue after completion of this offering until (1) such agreement is terminated by the parties thereto or (2) the disposal of all of either party’s interests in our company and affiliated entities and termination of either party’s employment or directorship with our company and affiliated entities.

To our knowledge, as of the date of this prospectus, 17,250,000 of our Class A ordinary shares were held by one record holder in the United States, i.e., The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Affiliated Entities and Their Shareholders

We entered into a series of contractual arrangements with our affiliated entities, including our schools, and Ms. Meirong Yang, and Mr. Wenjie Yang, the shareholders of our affiliated entities, in January 2017. Such contractual arrangements enable us to (1) has the power to direct the activities that most significantly affects the economic performance of the affiliated entities; (2) bear the obligation to absorb losses of our affiliated entities that could potentially be significant to the affiliated entities or to receive benefits from the affiliated entities that could potentially be significant to the affiliated entities; and (3) have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law. Therefore, we control our affiliated entities, including our schools. For a description of these contractual arrangements, see “Corporate History and Structure—Our Corporate Structure.”

Certain of our newly established schools executed Rights and Obligations Assumption Letters in 2017 and 2018 to enjoy the rights and perform the obligations under the contractual arrangements. We are in the process of arranging the execution of Rights and Obligations Assumption Letters for the rest of our newly established schools.

School Operation Agreements with Country Garden

As of August 31, 2017, substantially all of our schools entered into a three-year school operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these schools, while we are responsible for the operation and management of these schools. We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners. We are in the process of arranging the execution of such school operation agreements with Country Garden for our schools established after August 31, 2017.

Trademark Licensing Agreements with Country Garden

As of August 31, 2017, each of our schools has entered into a trademark licensing agreement with Country Garden, pursuant to which Country Garden agreed to grant such school the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2020. We are in the process of arranging the execution of such trademark licensing agreements with Country Garden for our schools established after August 31, 2017.

Transactions with Certain Related Parties

Purchases of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our chairperson, including Country Garden. In the 2015, 2016 and 2017 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Guangzhou Country Garden Shuttle Bus Services Limited.

•	Zhaoqing Country Garden Furniture Co., Ltd.

•	Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.

•	Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.

•	Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.

•	Guangdong Giant Leap Construction Co., Ltd.

•	Foshan Shunde Bi Ri Security Engineering Co., Ltd.

•	Guangyuan Country Garden Investment Co., Ltd.

For the 2015, 2016 and 2017 fiscal years, we entered into transactions of an aggregate of approximately RMB23.5 million, RMB30.3 million and RMB15.7 million (US$2.4 million), respectively, to purchase materials, construction services and other services from such related parties.

Advances and loans to related parties

We, from time to time, provide short-term financing to other entities controlled by Ms. Huiyan Yang or other related parties to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these companies during the periods presented. The financing was provided in the form of interest-free loans. The advances and loans do not have a fixed term and are repayable upon demand. The related party companies have historically repaid advances upon demand and have paid the full principal amount. In the 2015, 2016 and 2017 fiscal years, we provided short-term financing to certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Guangdong Country Garden Vocational Education School;

•	Guo Liang Occupation Training School;

•	Qingyuan Country Garden Property Development Co., Ltd.;

•	Guangdong Elite Architectural Co., Ltd.;

•	Foshan Shunde Guohua Memorial High School;

•	Guangdong Giant Leap Construction Co., Ltd.

For the 2015, 2016 and 2017 fiscal years, we provided interest-free advance loans of approximately RMB262.5 million, RMB716.8 million and RMB144.6 million (US$21.9 million), respectively, to such related parties. As of August 31, 2015, 2016 and 2017, the remaining balance of the advance loans was RMB293.4 million, RMB131.9 million and RMB5.5 million (US$0.8 million), respectively.

Financing from related parties

The entities controlled by Ms. Huiyan Yang have historically provided financing for us from time to time to support our operation. The financing was provided in the form of interest-free loans. The loans do not have a fixed term and are repayable upon demand. We have historically repaid loans upon demand and have paid the full principal amount. In the 2015, 2016 and 2017 fiscal years, we have received financing from certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Qingyuan Country Garden Property Development Co., Ltd.

•	Foshan Shunde BiJing Electronics Technology Co., Ltd.

•	Changsha Ningxiang Country Garden Property Development Co., Ltd.

•	Chuzhou Country Garden Property Development Co., Ltd.

•	Guangzhou Country Garden Property Development Co., Ltd.

•	Wuhan Country Garden Property Management Co., Ltd.

•	Laian Country Garden Property Development Co., Ltd.

For the 2015, 2016 and 2017 fiscal years, we received financing of approximately RMB192.3 million, RMB112.6 million and RMB71.4 million (US$10.8 million), respectively, from such related parties. As of August 31, 2015, 2016 and 2017, the remaining balance of the financing was RMB297.6 million, RMB30.8 million and RMB39.3 million (US$6.0 million), respectively.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2016 Revision as amended) of the Cayman Islands, which we refer to as the Companies Law below.

Our authorized share capital is (1) 4,900,000,000 Class A ordinary shares of a par value of US$0.00001 each and (2) 100,000,000 Class B ordinary shares of par value US$0.00001 each.

We adopted an amended and restated memorandum and articles of association, which became effective immediately prior to our initial public offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Our authorized share capital consists of (1) 4,900,000,000 Class A ordinary shares of a par value of US$0.00001 each and (2) 100,000,000 Class B ordinary shares of par value US$0.00001 each. As of the date of this prospectus, we had 17,250,000 Class A ordinary shares and 100,000,000 Class B ordinary shares issued and outstanding. Immediately after completion of this offering, our issued and outstanding ordinary shares will consist of 27,250,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our outstanding ordinary shares, which consist of Class A ordinary shares and Class B ordinary shares, are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate (as defined in our amended and restated articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividend. Subject to the Companies Law, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Voting rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each Class A ordinary share and 20 votes for each Class B ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installment due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

Meetings. Shareholders’ meetings may be convened by a majority of our board of directors or chairman. Advance notice of at least ten clear days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy, representing not less than one-third in nominal value or par value of the total issued voting shares in our company throughout the meeting.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Law, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (2) in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

Transfer of ordinary shares. Subject to any applicable restrictions set forth in our amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of the NYSE, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Calls on ordinary shares and forfeiture of ordinary shares. Subject to our amended and restated memorandum and articles of association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of ordinary shares. We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the NYSE, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Alteration of capital. We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our amended and restated memorandum of association to:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Inspection of books and records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-takeover provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Pre-emption rights. There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Register of members. In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III—Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law, and will ensure that the entries on the register of members are made without any delay.

The depositary will be included in our register of members as the only holder of the common shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law. In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law.

The depositary will have recourse against us under the terms of the deposit agreement, and also will hold a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Law provides for recourse to be available to our investors in case we fail to update our register of members.

In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

History of Securities Issuances

Ordinary shares

We were incorporated in the Cayman Islands in December 2016. Upon our incorporation, Bright Scholar Holdings issued one ordinary share to Excellence Education Investment Limited, a British Virgin Islands company wholly owned by Ms. Meirong Yang.

In February 2017, Bright Scholar Holdings issued 72,589,990 ordinary shares, 20,000,000 ordinary shares and 7,410,000 ordinary shares to Excellence Education Investment Limited, Ultimate Wise Group Limited, a British Virgin Islands company wholly owned by Ms. Huiyan Yang, and Mr. Junli He, respectively, in each case after giving effect to a ten-for-one share split effected on April 26, 2017.

Share split

On April 26, 2017, we effected a sub-division of each of the authorized and issued ordinary shares of par value US$0.0001 each into 10 shares of par value US$0.00001 each, and the number of our authorized ordinary shares was increased to 5,000,000,000.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and similar arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits and protection of minority shareholders. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•	an acts which is illegal or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (1) an order regulating the conduct of our affairs in the future, (2) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (3) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (4) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our amended and restated articles of association.

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association. Our memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. Cayman Islands Companies Law does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, Cayman Islands Companies Law may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the Company. Any one or more shareholders holding not less than two-thirds of the votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with interested shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company, for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up and liquidation. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or if the company is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

The consideration received by each holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Variation of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Alterations to our amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one Class A ordinary share (or a right to receive one Class A ordinary share) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (2) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The laws of the Cayman Islands govern shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find Additional Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (1) exercise those rights on behalf of ADS holders, (2) distribute those rights to ADS holders or (3) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•	Other distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you .

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancelation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed or otherwise purchased for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, sale of assets substantially as an entirety, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities; or

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancelation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the

ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 27,250,000 ADSs outstanding, representing 27,250,000 Class A ordinary shares, or approximately 21.41% of our outstanding ordinary shares (assuming the over-allotment option is not exercised). All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of the ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, the ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the underwriter for a period ending 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Certain parties have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 90 days after the date this prospectus becomes effective. After the expiration of the 90-day period, the ordinary shares or ADSs held by these parties may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 90-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and existing shareholders, such extension is waived by the underwriter.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the ADSs representing our ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144 without complying with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of JunHe LLP, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from January 10, 2017.

People’s Republic of China Taxation

Bright Scholar Holdings is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The PRC enterprise income tax law and its implementation rules provide that an income tax rate of 10.0% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5.0%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. Furthermore, the State Administration of Taxation promulgated Circular 601 in October 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for tax benefits under the treaties or arrangements. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See “Risk Factors—Risk Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Under the PRC enterprise income tax law, enterprises established under the laws of jurisdictions outside China with their “de facto management body” located within China may be considered to be PRC tax resident enterprises for tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the PRC enterprise income tax law define the term “de facto management body” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (1) the senior management and core management departments in charge of daily operations are located mainly within China, (2) financial and human resources decision are subject to determination or approval by persons or bodies in China, (3) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are located or kept within China, and (4) at least half of the enterprise’s directors with voting rights or senior management reside within China. The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. See “Risk Factors—Risk Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that acquires the ADS in this offering and holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our stock (by vote or by value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, or non-United States tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or Class A ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our combined and consolidated financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, based upon our current income and assets, we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or Class A ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate. If our market capitalization is less than anticipated, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including cash. Under circumstances where we retain significant amounts of liquid assets including cash, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held the ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our stock is listed on the NYSE. Accordingly, we believe that the ADSs are readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “United States-PRC income tax treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate tax payers are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined) on the NYSE. No assurances may be given regarding whether the ADSs will continue to qualify as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares.

Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Deutsche Bank Securities Inc.
Goldman Sachs (Asia) L.L.C.

Total	10,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$                 per ADS under the public offering price. After the offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,500,000 additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$                , the total underwriters’ discounts and commissions would be US$                 and the total proceeds to us (before expenses) would be US$                .

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$0.8 million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, FINRA-related fees and expenses of the underwriters’ legal counsel (not to exceed US$5,000), the NYSE listing fee, and printing, legal, accounting and miscellaneous expenses. The underwriters have agreed to reimburse us for a certain portion of our expenses in connection with this offering.

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Other parties have agreed that, without the prior written consent of the representatives, such other parties, subject to certain exceptions, will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraphs to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (1) such plan does not provide for the transfer of common stock during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (i2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, all amounts are estimates.

SEC registration fee	US$	28,220
NYSE listing fee		55,200
FINRA filing fee		34,500
Printing expenses		100,000
Legal fees and expenses		200,000
Accounting fees and expenses		250,000
Miscellaneous		132,000

Total	US$	799,920

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis International LLP. The validity of Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by JunHe LLP and for the underwriters by Tian Yuan Law Firm. Wilson Sonsini Goodrich & Rosati may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and JunHe LLP with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

The combined and consolidated financial statements as of August 31, 2016 and 2017 and for each of the three years in the period ended August 31, 2017 included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to U.S. dollar amounts). Such combined and consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants is located at 26/F Yuexiu Financial Tower, 28 Pearl River East Road, Guangzhou, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Bright Scholar Education Holdings Limited

We have audited the accompanying combined and consolidated balance sheets of Bright Scholar Education Holdings Limited (the “Company”), its subsidiaries, other affiliated entities and its variable interest entities under common control with the Company (collectively referred to as the “Group”) as of August 31, 2016 and 2017, and the related combined and consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2017. Our audits also included the financial statement schedule included in Schedule 1. These combined and consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined and consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of the Group as of August 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2017, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

December 7, 2017 (February 2, 2018 as to Note 24)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and share data, or otherwise noted)

		As of August 31,	As of August 31,
		2016	2017
	Note	RMB	RMB	USD
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents		356,018	1,883,000	285,788
Restricted cash		6,433	13,662	2,074
Held-to-maturity investments	4	30,500	6,390	970
Accounts receivable		2,066	20	3
Amounts due from related parties	17	138,091	7,940	1,205
Other receivables, deposits and other assets	5	29,348	30,535	4,634
Inventories		9,580	8,598	1,305

Total current assets		572,036	1,950,145	295,979

Property and equipment, net	6	431,377	423,344	64,252
Land use right, net	7	35,667	34,694	5,266
Intangible assets, net	8	23,830	21,177	3,214
Goodwill		102,332	104,035	15,790
Prepayment for construction contract		2,421	5,490	833
Deferred tax assets, net	15	26,942	25,337	3,845
Deposits for acquisition of equity investment	9	—	78,750	11,952
Other non-current assets	10	44,627	43,660	6,626

Total non-current assets		667,196	736,487	111,778

TOTAL ASSETS		1,239,232	2,686,632	407,757

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 63,605 and RMB 50,899 as of August 31, 2016 and 2017, respectively)		63,605	50,899	7,725
Amounts due to related parties (including amounts due to related parties of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 64,988 and RMB 62,138 as of August 31, 2016 and 2017, respectively)	17	66,855	76,433	11,600
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 200,092 and RMB 255,859 as of August 31, 2016 and 2017, respectively)	11	201,019	272,479	41,355
Income tax payable (including income tax payable of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 16,169 and RMB 13,958 as of August 31, 2016 and 2017, respectively)		16,169	40,387	6,130
Current portion of deferred revenue (including deferred revenue of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 664,201 and RMB 761,876 as of August 31, 2016 and 2017, respectively)		664,201	761,876	115,632

Total current liabilities		1,011,849	1,202,074	182,442

		As of August 31,	As of August 31,
		2016	2017
	Note	RMB	RMB	USD
				(Note 2)
Deferred tax liabilities, net (including deferred tax liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 5,924 and RMB 5,294 as of August 31, 2016 and 2017, respectively)	15	5,924	5,294	803
Deferred revenue (including deferred revenue of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 1,202 and RMB nil as of August 31, 2016 and 2017, respectively)		1,202	—	—
Other non-current liabilities (including other non-current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 58,696 and RMB 59,806 as of August 31, 2016 and 2017, respectively)	10	58,696	59,806	9,077

Total non-current liabilities		65,822	65,100	9,880

TOTAL LIABILITIES		1,077,671	1,267,174	192,322

Commitments and Contingencies	18
EQUITY
Share capital (US$0.00001 par value; 100,000,000 shares issued and outstanding as of August 31, 2016, 117,250,000 shares issued and outstanding as of August 31, 2017)	12	7	7	1
Additional paid-in capital		239,760	1,403,608	213,029
Statutory reserves		47,813	64,945	9,857
Accumulated other comprehensive loss		—	(36,494)	(5,539)
Accumulated deficit		(170,851)	(15,933)	(2,418)

Shareholders’ equity		116,729	1,416,133	214,930
Non-controlling interests	19	44,832	3,325	505

Total equity		161,561	1,419,458	215,435

TOTAL LIABILITIES AND EQUITY		1,239,232	2,686,632	407,757

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2015, 2016 AND 2017

(Amounts in thousands)

		2015	2016	2017
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	13	745,850	1,040,329	1,328,367	201,610
Cost of revenue		(655,597)	(736,205)	(860,330)	(130,575)

Gross profit		90,253	304,124	468,037	71,035
Selling, general and administrative expenses		(166,084)	(290,098)	(261,972)	(39,760)
Other operating income		5,249	4,283	8,874	1,347

Operating (loss) income		(70,582)	18,309	214,939	32,622
Interest income, net		1,808	2,148	4,901	744
Investment income		—	805	13,718	2,082
Other expense		(455)	(457)	(779)	(118)

(Loss) income before income taxes		(69,229)	20,805	232,779	35,330
Income tax benefit (expense)	15	29,317	(17,889)	(40,970)	(6,218)

Net (loss) income		(39,912)	2,916	191,809	29,112

Net income attributable to non-controlling interests		166	39,290	19,759	2,999

Net (loss) income attributable to ordinary shareholders		(40,078)	(36,374)	172,050	26,113

Net (loss) income per share attributable to ordinary shareholders
Basic and diluted	16	(0.43)	(0.38)	1.64	0.25
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	16	92,590,000	96,983,360	104,839,041	104,839,041

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2015, 2016 AND 2017

(Amounts in thousands)

		2015	2016	2017
	Note	RMB	RMB	RMB	USD
					(Note 2)
Net (loss) income		(39,912)	2,916	191,809	29,112

Other comprehensive loss, net of tax
Foreign currency translation adjustment		—	—	(36,494)	(5,539)

Other comprehensive loss		—	—	(36,494)	(5,539)

Comprehensive (loss) income		(39,912)	2,916	155,315	23,573
Less: comprehensive income attributable to non-controlling interests		166	39,290	19,759	2,999

Comprehensive (loss) income attributable to ordinary shareholders		(40,078)	(36,374)	135,556	20,574

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Attributable to shareholders of the Group
	Share capital		Additional paid-in capital	Statutory reserves	Accumulated (deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2014	92,590,000	7	30,643	12,147	(58,733)	—	(15,936)	(2,486)	(18,422)

Net (loss) income for the year	—	—	—	—	(40,078)	—	(40,078)	166	(39,912)
Transfer to statutory reserve	—	—	—	11,873	(11,873)	—	—	—	—
Capital injection	—	—	11,517	—	—	—	11,517	7,862	19,379

Balance at August 31, 2015	92,590,000	7	42,160	24,020	(110,684)	—	(44,497)	5,542	(38,955)

Net (loss) income for the year	—	—	—	—	(36,374)	—	(36,374)	39,290	2,916
Transfer to statutory reserve	—	—	—	23,793	(23,793)	—	—	—	—
Acquisition of subsidiaries	3,844,870	—	102,530	—	—	—	102,530	—	102,530
Share-based compensation	3,565,130	—	95,070	—	—	—	95,070	—	95,070

Balance at August 31, 2016	100,000,000	7	239,760	47,813	(170,851)	—	116,729	44,832	161,561

Net income for the year	—	—	—	—	172,050	—	172,050	19,759	191,809
Transfer to statutory reserve	—	—	—	17,132	(17,132)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(36,494)	(36,494)	—	(36,494)
Capital injection	—	—	—	—	—	—	—	3,600	3,600
Acquisition of additional interest in subsidiaries of non-controlling interests (note 19)	—	—	49,154	—	—	—	49,154	(64,866)	(15,712)
Distribution to owners under group Reorganization (Note*)	—	—	(32,167)	—	—	—	(32,167)	—	(32,167)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost	17,250,000	—	1,146,861	—	—	—	1,146,861	—	1,146,861

Balance at August 31, 2017 in RMB	117,250,000	7	1,403,608	64,945	(15,933)	(36,494)	1,416,133	3,325	1,419,458

Balance at August 31, 2017 in USD	117,250,000	1	213,029	9,857	(2,418)	(5,539)	214,930	505	215,435

The accompanying notes are an integral part of these combined and consolidated financial statements.

Note*: Distribution represented the payment of capital to Yang’s Family for the transfer of schools held by other affiliated entities under common control of Yang’s Family to Guangdong Country Garden Education Investment Management Co., Ltd. (“BGY Education Investment”) as a result of Reorganization as disclosed in Note 1 and was recorded as distribution to owners in the combined and consolidated statements of shareholders’ equity.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2015, 2016 AND 2017

(Amounts in thousands)

		2015	2016	2017
	Note	RMB	RMB	RMB	USD
					(Note 2)
Cash flows from operating activities
Net (loss) income for the year		(39,912)	2,916	191,809	29,112
Adjustments to reconcile net cash flows from operating activities:
Depreciation		56,134	69,548	74,436	11,297
Amortization of land use right		973	973	973	148
Amortization of acquired intangible assets		—	1,573	2,647	402
Income on disposal of property and equipment		289	83	80	12
Share-based compensation		—	95,070	—	—
Investment income		—	—	(13,406)	(2,035)
Deferred income taxes		(32,085)	4,769	975	148
Changes in operating assets and liabilities and other, net:
Accounts receivable		—	(2,066)	2,181	331
Inventories		(1,607)	(485)	982	149
Amounts due from related parties		—	—	(2,405)	(365)
Other receivables, deposits and other assets		262	(2,253)	(1,180)	(179)
Accounts payable		12,949	(8,438)	14,550	2,208
Amounts due to related parties		(1,094)	(1,958)	1,411	214
Accrued expenses and other current liabilities		17,010	25,122	69,105	10,488
Deferred revenue		117,184	160,941	96,473	14,642
Other assets and liabilities		4,784	14,863	26,288	3,990

Net cash provided by operating activities		134,887	360,658	464,919	70,562

Cash flows from investing activities
Purchase of held-to-maturity investments		—	(30,500)	(186,000)	(28,230)
Purchase of debt investment	4	—	—	(780,000)	(118,383)
Proceeds from disposal of held-to-maturity securities		—	—	215,885	32,765
Proceeds from disposal of debt investment	4	—	—	787,631	119,541
Payment for acquisition deposits		—	—	(78,750)	(11,952)
Additions of property and equipment		(134,524)	(92,687)	(97,116)	(14,739)
Proceeds from sale of property and equipment		1,071	32	73	11
Acquisition of subsidiaries, net of cash acquired RMB 6,899 and RMB 651 in 2016 and 2017, respectively		—	(101)	(2,125)	(322)
Advances to related parties		(262,490)	(716,788)	(144,560)	(21,940)
Repayments from related parties		241,562	872,130	229,237	34,792

Net cash (used in)/provided by investing activities		(154,381)	32,086	(55,725)	(8,457)

Cash flows from financing activities
Proceeds from capital contribution		3,000	—	3,600	546
Proceeds from initial public offering, net of offering cost paid RMB 3,226 in 2017		—	—	1,147,886	174,218
Advances from related parties		192,272	112,586	71,367	10,832
Payment for the consideration for the transfer of schools as a result of Reorganization		—	—	(3,667)	(557)
Repayments to related parties		(79,658)	(387,127)	(57,675)	(8,753)

Net cash provided by/(used in) financing activities		115,614	(274,541)	1,161,511	176,286

Net increase in cash and cash equivalents, and restricted cash		96,120	118,203	1,570,705	238,391
Cash and cash equivalents, and restricted cash at beginning of the year		148,128	244,248	362,451	55,010

Effect of exchange rate changes on cash and cash equivalents, and restricted cash		—	—	(36,494)	(5,539)

Cash and cash equivalents, and restricted cash at end of the year	23	244,248	362,451	1,896,662	287,862

		2015	2016	2017
	Note	RMB	RMB	RMB	USD
					(Note 2)
Supplemental disclosure of cash flow information:
Income tax paid		1,043	2,209	16,378	2,486
Non-cash investing activities:
Acquisition of subsidiaries		—	102,530	—	—
Capital contribution through additions to property and equipment		16,379	—	—	—
Acquisition of additional interest in subsidiaries of non-controlling interests		—	—	15,712	2,385
Distribution to owners under group Reorganization		—	—	32,167	4,882
For the year ended of August, 31, 2015, 2016 and 2017
Other payable related to cost of initial public offering		—	—	(1,025)	(156)
Accounts payable balance for acquisition of property and equipment		(15,632)	(10,557)	(28,281)	(4,292)
Amounts due to related parties balance for acquisition of property and equipment		(47,281)	(707)	(1,858)	(282)

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings (the “Company”) was incorporated under the laws of Cayman Islands on 16 December, 2016. The Company, its subsidiaries, its variable interest entities and subsidiaries of variable interest entity (“VIEs”) (collectively referred to as the “Group”) are principally engaged in the provision of full spectrum private fundamental education and complementary education services, including kindergarten, primary, middle, high school and international schools in the People’s Republic of China (the “PRC”). The Company was incorporated in the Cayman Islands as the proposed listing entity for the purpose of initial public offering (“IPO”) to raise funds for the schools and entities owned and operated by the common shareholders of the Company.

Reorganization

In order to raise capital for the Group through an initial public offering, the Group undertook a reorganization (“Reorganization) which includes:

1)	During the period from September 1, 2016 to February 28, 2017, the interests of all schools/subsidiaries held by other affiliated entities under common control of Yang’s Family has been transferred to BGY Education Investment, a company owned by Yang’s Family.

2)	The Company was incorporated in the Cayman Islands as the proposed listing entity on December 16, 2016. As of the incorporation date, the total issued share capital was 10 ordinary shares with a par value of USD0.00001 and total authorized share capital is US$50 divided into 5,000,000,000 shares.

3)	Impetus Investment Limited (“Impetus”), a company owned by Yang’s Family, set up a wholly owned PRC subsidiary, Zhuhai Hengqin Bright Scholar Management and Consulting Co. Ltd (“Zhuhai Bright Scholar”) on January 24, 2017.

4)	Pursuant to the PRC laws and regulations which currently prohibits foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restricts foreign investment in education services at the kindergarten and high school level. Due to these restrictions, Impetus, through its PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with BGY Education Investment, the schools that BGY Education Investment owns (collectively named as “new VIEs”) and the shareholders of BGY Education Investment on January 25, 2017 (“New VIE Arrangement).

5)	On February 8, 2017, the Company issued additional 99,999,990 shares to exchange 100% equity interest of Impetus to the Company. After the Company’s share increment, the total outstanding share of the Company was 100,000,000 share, among that, 72.6%, 20% and 7.4% of its shares are held by Ms. Meirong Yang (“Ms. M”), Ms. Huiyan Yang (“Ms. H”) and Mr. Junli He (“Mr. He”), the chief executive officer of the Group, respectively. Each shareholder maintain individual ownership interests in the Group prior to the Reorganization. The 7.4% of the Company’s shares was issued to Mr. He as the exchange of his interest of the Education Group as part of the acquisition transaction as described in Note 3.

The Company was incorporated in December 2016 and the current structure was completed in February 2017. The Group has accounted for the Reorganization akin to a reorganization of entities under common control and accordingly, the accompanying combined and consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented and the assets, liabilities, revenue, expenses and cash flows of the Group are presented by using historical costs. The share and per share data relating to the ordinary shares issued by the Company are presented as if the Reorganization occurred at the beginning of the first period presented.

The Group’s principal subsidiaries and VIE subsidiaries and schools as of August 31, 2017 are as follows:

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31, 2017	Principal activities
Wholly owned subsidiaries:
Impetus	Cayman	April 1, 2014	100%	Investment holding
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Time Elan Education Technology Co., Ltd.	The PRC	December 6, 2013	100%	Complementary education services
Zhuhai Bright Scholar	The PRC	January 24, 2017	100%	Investment holding
Shenzhen Qianhai Bright Scholar Management and Consulting Co. Ltd.	The PRC	December 15, 2016	100%	Investment holding
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	The PRC	July 20, 2016	100%	Complementary education services
Foshan Shunde Elan Education Training Co., Ltd.	The PRC	April 12, 2017	100%	Complementary education services
Shenzhen Elan Education Training Co., Ltd.	The PRC	April 1, 2017	100%	Complementary education services
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	The PRC	May 11, 2017	80%	Complementary education services
Variable interest entities (“VIEs”)
BGY Education Investment	The PRC	October 16, 2014	100%	Investment holding
Shanghai Elan Culture Communication Co., Ltd.	The PRC	September 16, 2013	100%	Complementary education services
Shenzhen Time Elan Technology Co., Ltd.	The PRC	October 19, 2015	100%	Complementary education services
Time Elan Education Technology (Beijing) Co., Ltd.	The PRC	December 17, 2012	100%	Complementary education services
Guangdong Country Garden School (“GCGS”)	The PRC	January 3, 1994	100%	Kindergarten and international formal education services

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31, 2017	Principal activities
Huanan Country Garden School (“HCGS”)	The PRC	June 2, 2004	100%	Formal education services
Huanan Country Garden Bilingual Kindergarten	The PRC	June 22, 2004	100%	Kindergarten education services
Phoenix City Country Garden Kindergarten	The PRC	December 13, 2009	100%	Kindergarten education services
Phoenix City Bilingual School (“PCBS”)	The PRC	April 1, 2004	100%	Formal education services
Licheng Country Garden Bilingual Kindergarten	The PRC	November 17, 2004	100%	Kindergarten education services
Country Garden Venice Bilingual School (“CGBS”)	The PRC	September 1, 2007	100%	Formal education services
Nansha Country Garden Bilingual Kindergarten	The PRC	August 7, 2009	100%	Kindergarten education services
Phoenix City Bilingual Kindergarten	The PRC	April 16, 2008	100%	Kindergarten education services
Wuyi Country Garden Bilingual School	The PRC	September 1, 2009	100%	Formal education services
Shawan Country Garden Kindergarten	The PRC	July 5, 2010	100%	Kindergarten education services
Heshan Country Garden Kindergarten	The PRC	September 1, 2010	100%	Kindergarten education services
Heshan Country Garden School	The PRC	September 1, 2010	100%	Formal education services
Country Garden Venice Kindergarten	The PRC	September 1, 2011	100%	Kindergarten education services
Wuhan Country Garden Kindergarten	The PRC	August 26, 2011	100%	Kindergarten education services
Wuhan Country Garden School	The PRC	August 26, 2011	100%	Formal education services
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC	May 31, 2012	100%	Kindergarten education services
Zengcheng Country Garden Kindergarten	The PRC	October 18, 2013	100%	Kindergarten education services
Zengcheng Country Garden School	The PRC	October 8, 2013	100%	Formal education services
Fengxin Country Garden Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Phoenix City Fengyan Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Country Garden Huacheng Kindergarten	The PRC	August 21, 2003	100%	Kindergarten education services
Country Garden Huacheng School	The PRC	August 21, 2003	100%	Formal education services

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31, 2017	Principal activities
Xiju Country Garden Kindergarten	The PRC	March 3, 2013	100%	Kindergarten education services
Dalang Country Garden Kindergarten	The PRC	March 15, 2013	100%	Kindergarten education services
Huadu Holiday Peninsula Kindergarten	The PRC	August 5, 2013	100%	Kindergarten education services
Jurong Country Garden School	The PRC	September 1, 2013	100%	Formal education services
Maoming Country Garden Kindergarten	The PRC	March 5, 2013	100%	Kindergarten education services
Country Garden Silver Beach Kindergarten	The PRC	August 20, 2014	100%	Kindergarten education services
Haoting Country Garden Kindergarten	The PRC	November 27, 2014	100%	Kindergarten education services
Huaxi Country Garden International Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Huiyang Country Garden Kindergarten	The PRC	September 17, 2014	100%	Kindergarten education services
Ningxiang Country Garden School*	The PRC	September 1, 2014	100%	Formal education services
Huaxi Country Garden International School	The PRC	September 1, 2015	100%	Formal education services
Ningxiang Country Garden Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Ningxiang Country Garden Foreign Language Training School*	The PRC	September 1, 2014	100%	Formal education services
Country Garden Experimental School	The PRC	July 1, 2015	100%	Formal education services
Country Garden Silver Beach School	The PRC	August 20, 2015	100%	Formal education services
Danyang Country Garden Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Gaoming Country Garden Kindergarten	The PRC	August 13, 2015	100%	Kindergarten education services
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC	June 30, 2015	100%	Formal education services
Laian Country Garden Foreign Language School	The PRC	August 11, 2015	100%	Formal education services
Laian Country Garden Kindergarten	The PRC	August 11, 2015	100%	Kindergarten education services
Lanzhou Country Garden Kindergarten	The PRC	August 22, 2016	100%	Kindergarten education services
Chuzhou Country Garden Kindergarten	The PRC	April 17, 2017	100%	Kindergarten education services
Qingyuan Country Garden Bilingual Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC	November 1, 2015	100%	Kindergarten education services

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31, 2017	Principal activities
Taishan Country Garden School	The PRC	August 24, 2015	100%	Formal education services
Lanzhou Country Garden School	The PRC	September 1, 2016	100%	Formal education services
Enping Country Garden Kindergarten	The PRC	August 3, 2015	100%	Kindergarten education services
Foshan Elan Educational Technology Co., Ltd.	The PRC	July 1, 2016	100%	Complementary education services
Huai’an Bright Scholar Tianshan Cultural Education Int & Mgt Co., Ltd.	The PRC	March 07, 2017	70%	Complementary education services
Baoding Baigou New City Bright Scholar Shenghua Educational Consulting Co.,Ltd.	The PRC	May 19, 2017	70%	Complementary education services
Guangdong Xingjian Education Co., Ltd	The PRC	April 2, 2015	100%	Complementary education services
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	The PRC	July 16, 2015	100%	Complementary education services
Shanghai Elan Educational Training Co., Ltd.	The PRC	September 30, 2016	100%	Complementary education services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and combination and consolidation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Group has considered the Reorganization as a change in reporting entity for a reorganization of entities under common control of the Yang’s Family and hence reflect the Reorganization in a manner similar to the pooling of interests method of accounting and the combined assets, liabilities, revenues and expenses are all reflected under historical cost basis of the Yang’s Family. Accordingly, all financial information presented for the three years ended August 31, 2015, 2016 and 2017 and as of August 31, 2016 and 2017 (prior to the consummation of Reorganization and the incorporation of the Company) was prepared on a combined basis which represents the combined results of operations, financial position and cash flows of all the entities under common control of the Yang’s Family as if the Reorganization occurred on the earliest date during which all the entities were under common control of the Yang’s Family.

(b) Principles of consolidation

The accompanying combined and consolidated financial statements include the financial information of the Company, its subsidiaries and its consolidated variable interest entities (“VIEs”) (collectively the “Group”). All intercompany balances and transactions have been eliminated.

BGY Education Investment Management, its subsidiaries and schools, other affiliated entities and variable interest entities under common control of Yang’s Family are collectively referred to as the “Combined Entities”. The Group’s combined and consolidated financial statements include (i) the combined financial statements of each of the Combined Entities from their respective date of incorporation or date of combination through December 16, 2016 (date of the incorporation of the Company), and (ii) the consolidated financial statements of the Company, its wholly-owned subsidiaries and its consolidated VIEs for the period from December 16, 2016 to August 31, 2017. The combined and consolidated financial statements reflect the operations of the Combined Entities through December 16, 2016 and the Group’s consolidated operations thereafter.

Consolidation of VIEs

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

Accordingly, the Company, through its wholly owned subsidiary in China (the “WFOE”), Zhuhai Bright Scholar, have entered into the following contractual arrangements with BGY Education Investment, BGY Education Investment’s schools and subsidiaries and BGY Education Investment’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE.

Agreements that provide the Group with effective control over the VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

Under voting right proxy agreement and irrevocable power of attorney, each of the shareholders of BGY Education Investment has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining the BGY Education Investment and to exercise all of his or her rights as a shareholder of BGY Education Investment, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by BGY Education Investment.

Exclusive Call Option Agreement

Under the exclusive call option agreement, each of the shareholders of BGY Education Investment granted Zhuhai Bright Scholar or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in BGY Education Investment when and to the extent permitted by PRC law. Zhuhai Bright Scholar or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Zhuhai Bright Scholar’s written consent, the shareholders of BGY Education Investment shall not transfer, donate, pledge, or otherwise dispose any equity interests of BGY Education Investment in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement cannot be terminated by BGY Education Investment or their shareholders.

Equity Pledge Agreement

Under the equity pledge agreement, each of the shareholders pledged all of their equity interests in BGY Education Investment to Zhuhai Bright Scholar as collateral to secure their obligations under the equity pledge agreements. If the shareholders of BGY Education Investment breach their respective contractual obligations, Zhuhai Bright Scholar, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of BGY Education

Investment shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in BGY Education Investment without prior written consent of Zhuhai Bright Scholar. The equity pledge right held by Zhuhai Bright Scholar will expire when the shareholders of BGY Education Investment and Zhuhai Bright Scholar have fully performed their respective obligations under the Consulting Services Agreement and Operating Agreement, or the shareholder is no longer a shareholder of BGY Education Investment or the satisfaction of all its obligations by BGY Education Investment under the VIE contractual arrangements.

The agreements that transfer economic benefits of BGY Education Investment to the Group include:

Exclusive Management Services and Business cooperation Agreement

Under the exclusive management services and business cooperation agreement, BGY Education Investment engages Zhuhai Bright Scholar as its exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct BGY Education Investment’s operational activities. BGY Education Investment shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as BGY Education Investment exists. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to BGY Education Investment.

Under the above agreements, the shareholders of BGY Education Investment irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they were entitled. In addition, Zhuhai Bright Scholar has the option to acquire all of the equity interests in BGY Education Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Zhuhai Bright Scholar is entitled to receive service fees for certain services to be provided to BGY Education Investment.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the BGY Education Investment, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of BGY Education Investment under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of BGY Education Investment, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from BGY Education Investment, the Group is deemed the primary beneficiary of BGY Education Investment. Accordingly, the Company consolidates and combines BGY Education Investment’s financial results of operations, assets and liabilities in the Group’s consolidated and combined financial statements.

The Group believes that the contractual arrangements with the VIEs are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•	BGY Education Investment and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of BGY Education Investment, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there may be substantial uncertainty as to the outcome of any such legal proceedings.

•	BGY Education Investment and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate BGY Education Investment in its combined and consolidated financial statements as it may lose the ability to exert effective control over BGY Education Investment and their shareholders, and it may lose the ability to receive economic benefits from BGY Education Investment.

The following amounts and balances of BGY Education Investment were included in the Group’s combined and consolidated financial statements after the elimination of intercompany balances and transactions.

	As at August 31
	2016	2017
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	355,830	777,964
Restricted cash	6,433	13,662
Held-to-maturity investments	30,500	6,390
Accounts receivable	2,066	20
Amounts due from related parties	138,091	7,940
Other receivables, deposits and other assets	28,996	26,307
Inventories	9,580	8,598

Total current assets	571,496	840,881

Property and equipment, net	431,324	412,849
Land use right, net	35,667	34,694
Intangible assets, net	23,702	21,177
Goodwill	102,332	104,035
Prepayment for construction contract	2,421	5,490
Deferred tax assets, net	26,942	25,337
Other non-current assets	44,627	43,660

TOTAL ASSETS	1,238,511	1,488,123

LIABILITIES
Current liabilities
Accounts payable	(63,605)	(50,899)
Amounts due to related parties	(64,988)	(62,138)
Accrued expenses and other current liabilities	(200,092)	(255,859)
Income tax payable	(16,169)	(13,958)
Current portion of deferred revenue	(664,201)	(761,876)

Total current liabilities	(1,009,055)	(1,144,730)
Deferred tax liabilities, net	(5,924)	(5,294)
Deferred revenue	(1,202)	—
Other non-current liabilities	(58,696)	(59,806)

TOTAL LIABILITIES	(1,074,877)	(1,209,830)

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Total revenue	745,850	1,040,329	1,320,421
Net (loss) income	(39,912)	3,530	34,447
Net cash provided by operating activities	134,887	207,501	466,704
Net cash (used in) provided by investing activities	(154,381)	182,783	(38,909)
Net cash provided by (used in) financing activities	115,614	(272,269)	1,568
Net increase in cash and cash equivalent	96,120	118,015	429,363
Cash and cash equivalent at beginning of year	148,128	244,248	362,263
Cash and cash equivalent at end of year	244,248	362,263	791,626

BGY Education Investment contributed 100%, 100% and 99.4% of the Group’s combined and consolidated revenue for three years ended August 31, 2015, 2016 and 2017. As of August 31, 2016 and 2017, BGY Education Investment accounted for an aggregate of 99.9% and 55.39%, respectively, of the audited combined total assets, and 99.5% and 90.34%, respectively, of the combined total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to BGY Education Investment. However, if BGY Education Investment were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of BGY Education Investment or entrustment loans to BGY Education Investment.

The Group believes that there are no assets held in the BGY Education Investment that can be used only to settle obligations of BGY Education Investment, except for registered capital and the PRC statutory reserves. As the BGY Education Investment is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment. Relevant PRC laws and regulations restrict BGY Education Investment from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of realization of deferred tax assets, impairment assessment of long-lived assets, valuation of share-based compensation and goodwill and assumptions used to determine the fair value of the assets acquired through business combination. Actual results may differ materially from those estimates.

(d) Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, deposits, accounts payable, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(e) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the affiliates incorporated outside the mainland China are the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB 362,451 and RMB 796,587 as of August 31, 2016 and 2017, respectively.

(g) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the combined and consolidated balance sheets, and the related combined and consolidated statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.5888, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August, 2017, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and principal-secured floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The carrying value of cash equivalents approximates market value.

(i) Restricted cash

The Group’s restricted cash mainly represents (a) deposit held in a designated bank account for the sole purpose of business operation including the establishment of new schools and subsidiaries; and (b) deposit restricted as to withdrawal or use under government regulations. Restricted cash is classified as current based on respective agreements with the banks and governing authorities, the term of which are 12 months or less.

(j) Held-to-maturity investments

Financial investments consist of one held-to-maturity investment with an original maturity term of six months. The Group’s held-to-maturity investments are classified as current investments on the consolidated balance sheets as of August 31, 2017 since the term of certain investments will be matured within one year. The held-to-maturity investments are stated at their amortized costs.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investments fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Groups intent and ability to hold the investments. OTTI is recognized as a loss in the combined and consolidated statement of operations.

(k) Inventories

Inventories are stated at the lower of cost or net realizable value.

(l) Property and equipment, net

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation expense is included in either cost of revenue or selling, general and administrative expenses, as appropriate. Property, and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 - 40 years
Leasehold improvement	3 - 5 years or the lesser of remaining life of lease
Motor vehicles	4 - 10 years
Electronic equipment	5 - 10 years
Office equipment	3 - 5 years
Other equipment	3 - 5 years
Others	3 years

(m) Land use right, net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 40 years.

(n) Construction in progress

The Group constructs certain of its property. In addition to cost under the construction contracts, external costs, including consulting fee directly related to the construction of such facilities, are capitalized. Depreciation is recorded at the time assets are ready for the intended use.

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the years ended August 31, 2015, 2016 and 2017.

(p) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, the company may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of annual goodwill impairment tests, as of testing date, no impairment indicators were noted for all the periods presented.

Acquired intangible assets other than goodwill consist of trademarks and brand and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks & brand	10 years
Core curriculum	10 years

(q) Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts, and sales related tax. The primary sources of the Group’s revenues are as follows:

Educational programs and services

Service income includes tuition fees and boarding fees from international schools and bilingual schools of the Group and tuition fees from kindergartens of the Group.

Tuition and boarding fees received are generally paid in advance prior to the beginning of each semester, and are initially recorded as deferred revenue. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears later. Tuition and boarding fees are recognized proportionately over the relevant period of the applicable program. The portion of tuition and boarding payments received from students but not earned is recorded deferred revenue and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s school is generally from September to January of the following year and from March to July.

Educational materials

Revenue attributable to educational materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students.

Training course and program fees

Revenue derived from providing language training and other programs is recognized proportionally as the Group deliver these services over the period of the course.

(r) Cost of revenues

Cost of revenues consists of the following:

•	staff costs, which primarily consist of salaries and other benefits for the teachers,

•	education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses, scholarships and student activity expenses,

•	utilities and maintenance costs for the schools, and

•	cost of goods sold for ancillary services, which primarily consist of cost of goods sold at the on-campus canteens.

(s) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 371, RMB 2,474 and RMB 2,099 for the years ended August 31, 2015, 2016 and 2017, respectively.

(t) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets for amounts more likely than not to be realized.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

The Group record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. The Group accrues interest and penalties related to unrecognized tax benefits in other liabilities and recognizes the related expense in income tax expense.

(u) Employee Benefits

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at certain percentages of the deemed salary rate announced annually by the local government authorities.

The Group provides housing subsidies benefit for certain employees of GCGS. The Group estimates the expenses and related costs on the basis of the probability of the eligibility of GCGS’s employees, the average tenure and reasonable discount rates.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(v) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

(v) Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the combined and consolidated statements of comprehensive income.

(x) Contingent Liabilities

The Group is subject to lawsuits, investigations and other claims related to the operation of our schools, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of accruals and disclosures required, if any, for these contingencies is made after considerable analysis of each individual issue. The Group accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Group discloses contingent liabilities when the risk of material loss is at least reasonably possible or probable.

The contingent liabilities contain uncertainties because the eventual outcome will result from future events. The determination of accruals and any reasonably possible losses in excess of those accruals require estimates and judgments related to future changes in facts and circumstances, interpretations of the law, the amount of damages or fees, and the effectiveness of strategies or other factors beyond the Group’s control. If actual results are not consistent with the Group’s estimates or assumptions, the Group may be exposed to gains or losses that could be material.

(y) Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the combined statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the combined statements of operations.

(z) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2017, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality.

(aa) Earnings per Share

Basic and diluted earnings per share is computed by dividing earning attributable to holders of ordinary shares by the weighted average number of ordinary shares by the weighted average number of the ordinary shares outstanding during the period. During the three years ended August 31, 2015, 2016, 2017, the Company has no potentially dilutive ordinary shares and hence, the basic and diluted EPS are equal for the periods presented.

(ab) Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or “FASB”) issued Accounting Standards Updates (or “ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of the standard on its combined and consolidated financial statements.

In July 2015, the FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (ASU 2015-11). Topic 330 currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The amendments in the ASU should be applied prospectively with early application permitted as of the beginning of an interim or annual reporting period. The Company has early adopted the amendments during the fiscal year ended August 31, 2016.

In February 2016, the FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Company is in the process of evaluating the impact of the standard on its combined and consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Company is in the process of assessing the impact of this ASU on its combined and consolidated financial statements.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made After a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. The Group is in the process of evaluating the impact of this ASU to its combined and consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740)”. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. This guidance will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Group does not anticipate that the adoption of ASU 2016-16 will have a material impact on the combined and consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of the standard on its combined and consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The Company early adopted the amendments for the fiscal year ended August 31, 2016, and each of the prior periods presented were retrospectively adjusted. As of August 31, 2016 and 2017, restricted cash of RMB 6,433 and RMB 13,662, is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group is in the process of evaluating the impact of the Update on its combined and consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Company is in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

In February, 2017, the FASB issued a new pronouncement, ASU 2017-05, “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”, which clarifies the scope of the board’s guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The ASU conforms the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard (ASC 606, as amended). The ASU clarifies that ASC 610-20 applies to the derecognition of all nonfinancial assets and in-substance nonfinancial assets. While the guidance in ASC 360-20 contained references to in-substance assets (e.g., in-substance real estate), it would not have applied to transactions outside of real estate. The FASB therefore added the definition of an in-substance nonfinancial asset to the ASC master glossary. Further, the ASU amends the industry-specific guidance in ASC 970-323 to align it with the requirements in ASC 606 and ASC 610-20. It also eliminates ASC 360-20 as well as the initial-measurement guidance on nonmonetary transactions in ASC 845-10-30 to simplify the accounting for partial sales (i.e., entities would use the same guidance to account for similar transactions) and to remove inconsistencies between ASC 610-20 and the noncash consideration guidance in the new revenue standard. As a result of these changes, any transfer of a nonfinancial asset in exchange for the non-controlling ownership interest in another entity (including a non-controlling ownership interest in a joint venture or other equity method investment) should be accounted for in accordance with ASC 610-20. The effective date of the new guidance is aligned with the requirements in the new revenue standard, which is effective for public entities for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. If the entity decides to early adopt the ASU’s guidance, it must also early adopt ASC 606 (and vice versa). The Company is in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

In March, 2017, the FASB issued a new pronouncement, ASU 2017-08, “Premium Amortization on Purchased Callable Debt Securities” which is intended to enhance “the accounting for the amortization of premiums for purchased callable debt securities.” Specifically, the ASU shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring that the premium be amortized to the earliest call date. The ASU is being issued in response to concerns from stakeholders that “current GAAP excludes certain callable debt securities from consideration of early repayment of principal even if the holder is certain that the call will be exercised.” The ASU’s amendments are effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

3.	BUSINESS COMBINATION

Acquisition of Impetus

On January 27, 2016, Yang’s Family completed the acquisition of 100% equity interests in Impetus, together with its subsidiaries and variable interest entities (collective as “Time Education Group”). Time Education Group operates 15 training institutes in the PRC under the brand of “Elan”. The merging of Time Education Group’s training institutes with the Education Group’s strong management team, leading brands and vertically integrated model allows the Education Group to provide high-quality, competitively priced and diversified services to the customers.

The equity interests was originally held at 30%, 14%, and 56% by Greenergy Development Pte. Ltd (“Greenergy”), Accurate Vision Holdings Ltd (“Accurate Vision”) and Mr. Junli He (Mr. He), respectively. Mr. He became the CEO of the Education Group after the acquisition of Impetus. Greenergy and Accurate Vision are companies owned by independent third parties.

The total consideration included i) cash consideration of RMB 54,600 which has been paid to the selling shareholders by August 31, 2016 and ii) 7.41% interests of Education Group to Mr. He. In addition, as part of the transaction, Mr. He has obligation to provide services to the Education Group and act as CEO after the acquisition. Hence, the Group determined that part of the consideration is related to the costs of services provided by Mr. He and allocated RMB 95,070 to share based compensation (see note 14 for details).

The Group determined the total consideration for the acquisition of Time Education Group as follows:

RMB
Fair value of 7.41% interests of Education Group as of acquisition date (note 14)	150,000
Cash paid to the shareholders of Time Education Group by Yang’s Family	47,600
Cash paid to the shareholders of Time Education Group by the Group	7,000

Total amount	204,600
Attributable to cost of services provided by Mr. He as CEO	95,070
Total consideration for the acquisition	109,530

The fair value of Education Group and Time Education Group on the acquisition date are calculated by adopting income approach, in particular, the discounted cash flow method to analyze the indicative value of both of the groups. The fair value are estimated based on significant inputs which mainly include the financial results, growth trends and discount rate (see note 14 for details).

The acquisition of 100% equity interest of Time Education Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist them with the valuation of interest in Time Education Group as well as property and equipment and intangible assets. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the combined financial statements since the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

	RMB	Amortization period
Cash	6,899
Other current assets	10,443
Property and equipment	7,434	3~5 years
Intangible assets
Trademarks and brand	24,186	10 years
Core curriculum	1,007	10 years
Goodwill	102,332
Other current liabilities	(36,473)
Deferred tax liabilities	(6,298)

Total consideration and value to be allocated to net assets	109,530

The identifiable assets acquired, except for trademark and brand, core curriculum, liabilities assumed and any non-controlling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the complementary education services segment as a result of these acquisitions.

The following table summarizes unaudited pro forma results of operations for the years ended August 31, 2015 and 2016, assuming that acquisitions of Impetus occurred as of the beginning of the presented period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended August 31, 2015

RMB
Pro forma revenue	765,113
Pro forma loss from operations	(86,169)
Pro forma net loss attributable to the Group	(50,647)

Pro forma for the year ended August 31, 2016

RMB
Pro forma revenue	1,056,341
Pro forma income from operations	1,689
Pro forma net loss attributable to the Group	(40,835)

Revenues and net loss in the amount of RMB 25,577 and RMB 8,464, respectively, attributable to Time Education Group acquired in January 2016 were included in the combined statements of operations since the acquisition date.

4.	HELD-TO-MATURITY INVESTMENTS AND DEBT INVESTMENTS

As of August 31, 2017, the Group’s held-to-maturity investments consist of investment in a Limited Liability Partnership (“LLP”), which principally invests in the film and television venture capital fund of Beijing Pinjin Capital Management LLP in the PRC carried at amortized cost of RMB 6,000, which approximate the aggregate fair value. This investment matures within one year and are classified as current assets. The amount of unrealized holding gain as of August 31, 2017 was RMB 390.

The held-to-maturity investments in LLP have fixed maturity dates and pay a target return on the amount invested. The Group has the positive intent and ability to hold the investments to maturity. There has been no impairment recognized and no sales of any held-to-maturity investments before maturities during the periods presented.

For the years ended August 31, 2017, the Group purchased available-for-sale investments in debt securities amounting to RMB 780,000, and collected RMB 787,631 with investment income of RMB 7,631.

5.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the followings:

	As at August 31,
	2016	2017
	RMB	RMB
Other receivables from third parties	4,346	358
Advances to employees	8,724	5,740
Deposits	5,090	7,714
Unamortized expense for housing subsidies -current	2,916	2,735
Others	8,272	13,988

Total	29,348	30,535

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As at August 31,
	2016	2017
	RMB	RMB
Buildings	509,194	509,862
Leasehold improvement	116,050	145,851
Motor vehicles	12,538	13,033
Electronic equipment	32,302	35,481
Office equipment	35,904	39,957
Other equipment	62,500	63,863
Construction in progress	10,717	26,473
Others	47,264	56,823

Total costs	826,469	891,343
Less: accumulated depreciation	395,092	467,999

Property and equipment, net	431,377	423,344

For the years ended August 31, 2015, 2016 and 2017, depreciation expenses were RMB56,134, RMB 69,548 and RMB 74,436, respectively.

7.	LAND USE RIGHT, NET

	As at August 31,
	2016	2017
	RMB	RMB
Land in Ningxiang, Changsha City	38,920	38,920

Less: accumulated amortization	3,253	4,226

Land use right, net	35,667	34,694

The lease period of the land use right is from November 2013 to November 2053. Amortization expenses were RMB 973 for each of the three years ended August 31, 2017.

8.	INTANGIBLE ASSETS

Intangible assets consisted of the followings:

	As at August 31,
	2016	2017
	RMB	RMB
Trademarks and brand	24,778	24,186
Core curriculum	1,007	1,007

Total costs	25,785	25,193
Less: accumulated amortization	1,955	4,016

Intangible assets, net	23,830	21,177

Amortization expenses for the intangible assets for the years ended August 31, 2015, 2016 and 2017 were nil, RMB 1,573 and RMB 2,647 respectively. As of August 31, 2017, the estimated amortization expenses related to intangible assets for each of the next five years is expected to be RMB 2,519.

9.	DEPOSITS FOR ACQUISITION

On July 20, 2017, Zhuhai Bright Scholar signed an agreement to acquire 21% share of Can-Achieve Beijing Education Consulting Limited, a Beijing education consulting company. According to the agreement, the board of directors contains 5 members which Zhuhai Bright Scholar will occupy 2 seats. By the end of August 31, 2017, the registration in State Administration for Industry and Commerce (“SAIC”) of Can-Achieve Beijing Education hasn’t been completed while Zhuhai Bright Scholar hasn’t designated directors to Can-Achieve Beijing Education. And in July 2017, the company paid RMB 78,750 acquisition deposits to Can-Achieve Beijing. When finalizing the registration and designation of directors, the acquisition of 21% share of Can-Achieve Beijing will be presented as a long-term equity investment.

10.	OTHER NON-CURRENT ASSETS/ OTHER NON-CURRENT LIABIIITIES

The Group provides housing subsidies benefit for eligible employees of GCGS. Eligible employees can be entitled for the housing subsidies if they fulfill the following criteria: 1) awarded as distinguished teachers in five consecutive years or in seven years accumulated; and 2) continue to be distinguished teachers in next five consecutive years or in seven accumulated years after the first criterion is fulfilled.

The future housing subsidies expenses to eligible employees are recognized as assets, and amortized over the remaining tenure of each eligible employee as agreed in respective housing subsidy agreement. Total unamortized expense were RMB 47,543 and RMB 46,395 as of August 31, 2016 and 2017, respectively. The current portion of the unamortized expense for housing subsidies of RMB 2,916 and RMB 2,735 were included in other receivables, deposits and other assets (Note 5). The remaining non-current unamortized expense of RMB 44,627 and RMB 43,660 as of August 31 2016 and 2017, respectively, are included in other non-current assets.

The Group also has a present obligation as a result of such benefit plan and believes that it is more likely than not that an outflow will be required to settle the obligation. The Group estimates the expenses and related costs on the basis of the probability of the eligibility of GCGS’ employees at 59.9%, the average tenure of 35 years, employees’ turnover rate at 10% and reasonable discount rates at 9%. Total non-current liabilities were RMB 58,696 and RMB 59,806 as of August 31, 2016 and 2017, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As at August 31,
	2016	2017
	RMB	RMB
Payroll and related benefits	114,976	137,738
Temporary receipt from students	55,019	97,628
Deposits received	16,845	19,947
Others	14,179	17,166

Total	201,019	272,479

12.	SHARE CAPITAL

The Company was incorporated in December 16, 2016. As of the incorporation date, the total issued share capital of the Company is USD 0.0001 consisting of 10 ordinary shares with a par value of USD 0.00001 and total authorized share capital is USD 50 divided into 5,000,000,000 shares. In February 2017, the Company issued additional 99,999,990 shares to exchange 100% equity interest of Impetus. After the Company’s share increment, the total outstanding share of the Company was 100,000,000 shares, among that, 72.6% 20% and 7.4% of its shares are held by Ms. M, Ms. H and Mr. He, the chief executive officer of the Group, respectively, and each shareholder maintain individual ownership interests in the Group prior to the Reorganization.

The Company has completed its share split on April 26, 2017 on a 10-for-1 basis, which resulted in an increase in the number of shares issued and outstanding from 500,000,000 to 5,000,000,000 shares and 10,000,000 to 100,000,000 shares, respectively, after the effect of share split. All references to shares and per share amounts in the accompanying financial statements have been retrospectively restated to reflect the aforementioned share split.

The shares information relating to a total of 92.6% of 100,000,000 ordinary shares (i.e. 92,590,000 shares) issued by the Company to the Yang’s Family in exchange for their ownership of the entities that had been under the control of the Yang’s Family for the entire period presented, was presented as if the Reorganization occurred at the beginning of the first period presented. The total of 7.4% of 100,000,000 ordinary shares issued by the Company to Mr. He was presented as addition of shares in January 2016 as part of the consideration of the acquisition of Impetus (i.e. 3,844,870 shares) and its compensation for acting as CEO of the Group after the acquisition (i.e. 3,565,130 shares) (see Note 3).

Upon the IPO in May 2017 and exercise of the green shoes options in June 2017, the Company issued 15,000,000 and 2,250,000 class A ordinary shares, respectively.

As of August 31, 2017, there are 117,250,000 ordinary shares outstanding, including (1) 17,250,000 Class A ordinary shares sold by the Company in the initial public offering in the form of ADSs, and (2) 100,000,000 Class B ordinary shares.

13.	REVENUE

The Group provides private kindergarten, primary, middle and high school educational services in the PRC. The Group’s revenue mainly includes tuition income from education program, sale of education materials, meal income, boarding income and other education services related revenue. Revenue for the years ended August 31, 2015, 2016 and 2017 were all generated in the PRC.

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Tuition income from kindergartens, primary, middle and high schools programs	609,033	824,216	1,001,322
Tuition income from training institutes	—	25,697	71,268
Sales of education materials	4,260	4,039	6,187
Meal income	94,317	126,490	159,257
Boarding income	31,492	44,385	55,286
Other revenue	6,795	15,771	35,803
Less: sales tax	47	269	756

Total	745,850	1,040,329	1,328,367

14.	SHARE-BASED COMPENSATION

In January 2016, Yang’s Family acquired 100% equity interest in Time Education Group. The Group paid 7.41% interest of the Education Group plus cash consideration to Mr. He for acquiring his 56% interest of Time Education Group and his services for acting as CEO of the Education Group after the acquisition. Hence, the Group determined that the amount in excess of the fair value of 7.41% interest in the Education Group and cash paid to Mr. He over the fair value of 56% interest in Time Education Group is deemed to be share-based compensation so as to attract Mr. He to serve as the CEO of the Education Group. Accordingly, the Group recorded share-based compensation expense of RMB 95,070 for the year ended August 31, 2016 and was included in selling, general and administrative expenses.

Commencing from the completion of acquisition, January 27, 2016, Mr. He is entitled to exercise any shareholder’s rights, including but not limited to the right to receive dividend and any voting rights, in respect of his 7.41% interest in the Education Group.

The Group engaged a third party valuation firm to assist them with the valuation of the Education Group and Time Education Group and determined that the fair value as of the acquisition date was RMB 2,025,000 and RMB 108,982, respectively. The Group applied the income approach - discounted cash flow method to estimate the fair value of the Education Group and Time Education Group as of the acquisition date. The major assumptions used in the discount cash flow model are as follows:

Education Group
Revenue growth rate	3% to 27%
Weight average cost of capital (“WACC”)	18%
Terminal growth rate	3%

Time Education Group
Revenue growth rate	3% to 269%
Weight average cost of capital (“WACC”)	18%
Terminal growth rate	3%

15.	INCOME TAXES

Income tax expense (benefit) consist of the following:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Current income tax expense:
PRC	2,768	13,120	39,995
Deferred income tax (benefit) expense:
PRC	(32,085)	4,769	975

Total income tax (benefit) expense:	(29,317)	17,889	40,970

Cayman Islands

The company and Impectus are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and Impetus are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Time Education China Holding Limited, is located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong Profits tax has been made in the combined and consolidated financial statements as it has no assessable income for the years ended August 31, 2015, 2016 and 2017.

PRC

The subsidiaries and VIEs incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), consolidated the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions. Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten were entitled to a five year tax exemptions from year January 1, 2013 to December 31, 2017 as they were determined as non-profit organization according to the Financial Bureau and National Taxation Bureau of Changsha. Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business falls within the preferential enterprise income tax (“EIT”) catalog of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 70% of its total revenue. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation) to August 31, 2017. If Zhuhai Bright Scholar continues to meet the relevant requirements, it may be eligible for the preferential EIT rate for the following years until December 31, 2020.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As at August 31,
	2016	2017
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	38,192	37,620
Less: valuation allowance	(11,250)	(12,283)

Total deferred tax assets	26,942	25,337

Deferred tax liabilities:
Intangible assets	5,924	5,294

Total deferred tax liabilities	5,924	5,294

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Beginning balance	28,209	17,479	11,250
Additions	10,881	7,510	4,836
Reversal	(21,375)	(13,666)	(3,257)
Expired	(236)	(73)	(546)

Ending balance	17,479	11,250	12,283

As of August 31, 2015, 2016 and 2017 tax loss carry-forward amounted to RMB 198,256, RMB 152,768 and RMB 150,480, respectively, and would expire by the end of calendar year 2020, 2021 and 2022. The Group operates its business through its subsidiaries, its VIEs, and other affiliated companies under common control with BGY Education Investment. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and other affiliated companies under common control with BGY Education Investment may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 17,479, RMB 11,250 and RMB 12,283 had been established as of August 31, 2015, 2016 and 2017, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that considered to be indefinitely reinvested and thus would not be subject to income tax.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in combined financial statements for the years ended August 31, 2015, 2016, and 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The years 2015 to 2017 remain subject to examination by the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in calendar year 2015, 2016 and 2017 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Net (loss) income before provision for income tax	(69,229)	20,805	232,779
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(17,308)	5,201	58,195
Effect of expenses that are not deductible in determining taxable profit	479	23,927	265
Unrecognized tax losses	10,881	7,510	4,836
Utilization of tax losses previously not recognized	(21,375)	(13,666)	(3,257)
Expiration of tax losses previously recognized	—	—	898
Effect of income tax exemptions	(1,943)	(4,831)	(19,967)
Others	(51)	(252)	—

Income tax (benefit) expense recognized in profit or loss	(29,317)	17,889	40,970

If the tax holidays granted to certain schools of the Group were not available, the Group’s income tax expense would have increased by RMB 1,943, RMB 4,831 and RMB19,967 for the years ended August 31, 2015, 2016 and 2017, respectively. The basic net loss per share attributable to the Company would increase by RMB 0.02, RMB 0.05 and RMB 0.19 for the years ended August 31, 2015, 2016 and 2017, respectively.

16.	EARNINGS PER SHARE

For the purpose of calculating earnings per share as a result of the Reorganization as described in Note 1 and the share split as described in Note 12, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the Reorganization and the share split took place on September 1, 2014:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator used in basic and diluted earnings per share:
Net (loss) earnings attributable to Bright Scholar Education Holdings Limited	(40,078)	(36,374)	172,050

Earnings available for future distribution	(40,078)	(36,374)	172,050

Shares (denominator):
Weighted average common shares outstanding used in computing basic and diluted earnings per share	92,590,000	96,983,360	104,839,041

Net (loss) earnings per share
Basic and diluted	(0.43)	(0.38)	1.64

17.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Guangdong Elite Architectural Co., Ltd.	Entities controlled by chairman of the Group from establishment till April 29, 2016
Guangdong Country Garden Vocational Education School	Schools controlled by brother of principal shareholder of The Group
Guo Liang Occupation Training School	Schools controlled by brother of principal shareholder of The Group
Qingyuan Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Foshan Shunde Guohua Memorial High School	Schools controlled by brother of principal shareholder of The Group
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by chairman of the Group
Guangdong Giant Leap Construction Co., Ltd.	Entities controlled by chairman of the Group
Changsha Ningxiang Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Guangzhou Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Foshan Shunde Bi Ri Security Engineering Co. Ltd.	Entities controlled by chairman of the Group
Ms. Meirong Yang	Principal shareholder
Wuhan Country Garden Property Management Co., Ltd.	Entities controlled by chairman of the Group
Foshan Shunde BiJing Electronics Technology Co., Ltd.	Entities controlled by chairman of the Group
Guangzhou Country Garden Shuttle Bus Services Limited	Entities controlled by chairman of the Group
Zhaoqing Country Garden Furniture Co., Ltd.	Entities controlled by chairman of the Group
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	Entities controlled by chairman of the Group
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co. Ltd.	Entities controlled by chairman of the Group
Guangyuan Country Garden Investment Co., Ltd.	Entities controlled by chairman of the Group
Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by chairman of the Group
Laian Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

The Group entered into the following transactions with its related parties:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by Ms. H are as below
Guangzhou Country Garden Shuttle Bus Services Limited	1,398	3,213	1,232
Zhaoqing Country Garden Furniture Co., Ltd.	—	2,222	—
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	299	1,702	152
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co. Ltd.	—	—	1,186
Others	2,863	1,916	1,115

Total	4,560	9,053	3,685

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Construction services provided by other entities controlled by Ms. H are as below
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	6,985	—	—
Guangdong Giant Leap Construction Co., Ltd.	5,339	21,222	20
Foshan Shunde Bi Ri Security Engineering Co. Ltd.	5,767	—	—
Guangyuan Country Garden Investment Co., Ltd.	—	—	12,000
Others	873	—	—

Total	18,964	21,222	12,020

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Services provided to other entities controlled by Ms. H are as below
Huidong Country Garden Real Estate Development Co., Ltd.	—	—	1,851
Kaiping Country Garden Real Estate Development Co., Ltd.	—	—	1,500
Others	—	—	1,278

Total	—	—	4,629

The following table presents amounts owed from and to related parties as of August 31, 2016 and 2017:

	As at August 31,
	2016	2017
	RMB	RMB
Amounts due from related parties
Guangdong Country Garden Vocational Education School (1)	44,442	14
Guo Liang Occupation Training School (1)	27,909	—
Non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment (2)	6,150	—
Guangdong Elite Architectural Co., Ltd. (1)	35,400	—
Foshan Shunde Guohua Memorial High School (1)	18,263	—
Huidong Country Garden Real Estate Development Co., Ltd.	—	1,809
Guangdong Giant Leap Construction Co., Ltd. (1)	—	5,026
Others (1)	5,927	1,091

Total	138,091	7,940

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts due from related parties represent the advance loan to the entities paid on behalf of shareholders. For the years ended August 31, 2015, 2016 and 2017, the Group advances loan amounting to RMB 262,490, RMB 716,788 and RMB 144,560, respectively, and collected RMB 241,562, RMB 872,130 and RMB 229,237, respectively, to these parties. During the year, the Company offset the amount due from related parties with the consideration for the acquisition of additional interest in subsidiaries of non-controlling interests and settlement of distribution to owners under group Reorganization with total amount of RMB 47,879, which was treated as non-cash activities in cash flow statements.
(2)	The amount represents the advance payment for acquisition of non-controlling interests to non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment.

	As at August 31,
	2016	2017
	RMB	RMB
Amounts due to related parties
Guangzhou Country Garden Shuttle Bus Services Limited (1)	2	255
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (4)	12,424	8,013
Guangdong Giant Leap Construction Co., Ltd. (3)	20,701	20,701
Qingyuan Country Garden Property Development Co., Ltd. (2)	—	—
Foshan Shunde Bi Ri Security Engineering Co. Ltd. (3)	2,938	228
Foshan Shunde Bi Jing Electronics Technology Co., Ltd. (2)	873	—
Laian Country Garden Property Development Co., Ltd.	—	11,550
Changsha Ningxiang Country Garden Property Development Co., Ltd. (2)	8,732	8,732
Guangyuan Country Garden Investment Co., Ltd. (6)	—	6,000
Chuzhou Country Garden Property Development Co., Ltd. (2)	—	12,000
Guangzhou Country Garden Property Development Co., Ltd. (2)	6,000	—
Ms. Yang Meirong (5)	6,150	—
Wuhan Country Garden Property Management Co., Ltd. (2)	3,154	3,154
Others	5,881	5,800

Total	66,855	76,433

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts represent the purchase of shuttle bus service fees payable to Guangzhou Country Garden Shuttle Bus Services Limited.
(2)	The amounts mainly represent financing funds for maintaining daily operation of schools held by affiliated entities under common control from other entities controlled by Ms. H, Chairman of the Group .
(3)	The amounts mainly represent construction services provided by other entities controlled by Ms. H, Chairman of the Group.
(4)	The amounts consist RMB 12,424 and RMB 8,013 as of August 31, 2016 and 2017 respectively for construction services provided by other entities controlled by Ms. H, Chairman of the Group;
(5)	The amount represents the non-interest loan advanced from Ms. M, the shareholder of the Group, for financing acquisition of non-controlling interests to non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment.
(6)	The amount represents construction services provided by Guangyuan Country Garden Investment Co., Ltd.

The Group utilizes facilities and equipment provided by other real-estate subsidiaries controlled by Ms. H. In return, the Group gives enrolment priorities to the owners of properties with these affiliated companies when providing its educational services.

18.	COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Group leases certain school and office premises under non-cancellable operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the lease. Rental expenses under operating leases for the years ended August 31, 2015, 2016 and 2017 were RMB 2,834, RMB 15,181 and RMB 20,195, respectively.

Future rental commitments under non-cancellable operating leases as of August 31, 2017 were as follows:

RMB
Year ending August 31:
2018	18,716
2019	16,601
2020	12,239
2021	5,734
2022	3,311
Thereafter	112,339

168,940

Capital commitment

As of August 31, 2017, future minimum capital commitments under non-cancelable construction contracts were as follows:

RMB
Capital commitment for construction of schools	15,462

19.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from September 1, 2014 through August 31, 2017.

	GCGS	HCGS	PCBS	CGBS	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at September 1, 2014	(13,308)	(4,824)	5,014	10,809	(177)	(2,486)
Capital injection from non-controlling interest Shareholders	—	—	—	—	7,862	7,862
Loss (income) attributable to non-controlling interests	512	(1,883)	(953)	1,829	661	166

Balance at August 31, 2015	(12,796)	(6,707)	4,061	12,638	8,346	5,542
Loss (income) attributable to non-controlling interests	12,467	2,538	4,322	4,443	15,520	39,290

Balance at August 31, 2016	(329)	(4,169)	8,383	17,081	23,866	44,832

Capital injection from non-controlling interest shareholders	—	—	—	—	3,600	3,600
Income attributable to non-controlling interests	9,638	1,613	2,249	100	6,159	19,759

Acquisition of additional interest in subsidiaries of non-controlling interests**	(9,309)	2,556	(10,632)	(17,181)	(30,300)	(64,866)

Balance at August 31, 2017	—	—	—	—	3,325	3,325

Note**: During the year ended August 31, 2017, the Company acquired additional interests in certain subsidiaries of non-controlling interests with total consideration of RMB15,712, the total amount of the non-controlling interests was RMB64,866 as at acquisition dates and the difference was charged to additional paid in capital accordingly.

20.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing the performance of the Group.

The Group identified four operating segments, including International Schools, Bilingual Schools, Kindergartens and Complementary Education Service. All these four operating segments are identified as reportable segments.

The Group primarily operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2015

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	305,904	245,359	191,318	3,269	745,850
Cost of revenue	(289,669)	(213,877)	(150,759)	(1,292)	(655,597)

Gross profit	16,235	31,482	40,559	1,977	90,253

For the year ended August 31, 2016

	International Schools	Bilingual Schools	Kindergartens	Complementary Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	423,122	328,678	252,013	36,516	1,040,329
Costs of revenue	(312,527)	(228,889)	(168,157)	(26,632)	(736,205)

Gross profit	110,595	99,789	83,856	9,884	304,124

For the year ended August 31, 2017

	International Schools	Bilingual Schools	Kindergartens	Complementary Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	505,595	413,404	312,008	97,360	1,328,367
Costs of revenue	(360,044)	(262,283)	(178,758)	(59,245)	(860,330)

Gross profit	145,551	151,121	133,250	38,115	468,037

The Group’s CODM does not review the financial position by operating segments, thus no total assets of each operating segment presented.

21.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 65,726, RMB 73,934, and RMB 99,013 for the years ended August 31, 2015, 2016 and 2017, respectively.

22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, and in private school sector, the PRC laws and regulations require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital.

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2015, 2016, and 2017, the Group made apportions of nil, nil and nil to the statutory surplus reserve fund, respectively, and RMB 11,873, RMB 23,793 and RMB 17,132 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of August 31, 2016, and 2017, paid-in capital, additional paid-in capital and statutory reserve of such entities were RMB 2,000 and RMB 2,000, RMB 236,515 and RMB 1,401,615, and RMB 47,813 and RMB 64,945, respectively. As of August 31, 2016, and 2017, the total of restricted net assets was therefore RMB 186,371, and RMB 425, 024, respectively.

23.	Cash and cash equivalents, and restricted cash

For the purpose of the combined and consolidated statement of cash flows, cash and cash equivalents, and restricted cash can included cash on hand and in banks and restricted cash. Cash and cash equivalents, and restricted cash at the end of reporting year end as shown in the combined and consolidated statements of cash flows can be reconciled to the related items in the statements of financial position as follow:

	As at August 31,
	2015	2016	2017
	RMB	RMB	RMB
Cash and cash equivalents	240,684	356,018	1,883,000
Restricted cash	3,564	6,433	13,662

Total	244,248	362,451	1,896,662

24.	Subsequent event

(a) On December 15, 2017, the Group granted 900,000 share options to purchase 900,000 Class A ordinary shares of the Company or 17% of the total shares reserved under the current share incentive plan, to school principals and management team members at a weighted average exercise price of US$8.74 per share with vesting periods varying from three to five years. The non-vested shares are not transferable and may not be sold, pledged or otherwise transferred, and the holder has no voting or dividend right on the non-vested shares. The value of ordinary shares of the Company on the grant date was US$17.81 per share. The weight average fair value of granted share options of the Company on the grant date was approximately US$11.96 per share option.

(b) In December 2017, the Group entered into an agreement to acquire 75% equity interests in five kindergartens to further strengthen the Group’s foothold in Hubei province of China. The Group currently expects to complete the acquisition by the end of fiscal year 2018 subject to the fulfillment of certain conditions as stipulated in the sales and purchase agreement. The total consideration for this potential acquisition is estimated to be approximately RMB114 million in cash.

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

BALANCE SHEET

(Amounts in thousands)

	As of August 31,	As of August 31,
	2016	2017
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	—	1,094,979	166,188
Amounts due from related parties	—	14,735	2,236
Other receivables, deposits and other assets	—	399	61

Total current assets	—	1,110,113	168,485

Investment in subsidiaries	116,729	307,045	46,601

Total non-current assets	116,729	307,045	46,601

TOTAL ASSETS	116,729	1,417,158	215,086

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities		1,025	156

TOTAL LIABILITIES	—	1,025	156

EQUITY
Share capital	7	7	1
Additional paid-in capital	239,760	1,403,608	213,029
Accumulated other comprehensive loss	—	(36,494)	(5,539)
Retained earnings	(123,038)	49,012	7,439

Total equity	116,729	1,416,133	214,930

TOTAL LIABILITIES AND EQUITY	116,729	1,417,158	215,086

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED AUGUST 31, 2017

(Amounts in thousands)

	2015	2016	2017
	RMB	RMB	RMB	USD
Other operating income	—	—	399	61
Selling, general and administrative expenses	—	—	(6,734)	(1,022)
Interest income, net	—	—	1,822	277
Equity in earnings of subsidiaries	(40,078)	(36,374)	176,563	26,797

Net income (loss)	(40,078)	(36,374)	172,050	26,113

Other comprehensive loss	—	—	(36,494)	(5,539)

Comprehensive income attributable to shareholders	(40,078)	(36,374)	135,556	20,574

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Share capital		Additional paid-in capital	Accumulated (deficit)	Accumulated other comprehensive income	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2014	92,590,000	7	30,643	(46,586)	—	(15,936)

Equity interests in subsidiaries and VIEs	—	—	—	(40,078)	—	(40,078)
Capital injection	—	—	11,517	—	—	11,517

Balance at August 31, 2015	92,590,000	7	42,160	(86,664)	—	(44,497)

Acquisition of subsidiaries	3,844,870	—	102,530	—	—	102,530
Share-based compensation	3,565,130	—	95,070	—	—	95,070
Equity interests in subsidiaries and VIEs	—	—	—	(36,374)	—	(36,374)

Balance at August 31, 2016	100,000,000	7	239,760	(123,038)	—	116,729

Net (loss) income for the year	—	—	—	172,050	—	172,050
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	49,154	—	—	49,154
Distribution to owners under group Reorganization			(32,167)	—	—	(32,167)
Foreign currency translation	—	—	—	—	(36,494)	(36,494)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost	17,250,000	—	1,146,861	—	—	1,146,861

Balance at August 31, 2017 in RMB	117,250,000	7	1,403,608	49,012	(36,494)	1,416,133

Balance at August 31, 2017 in USD	117,250,000	1	213,029	7,439	(5,539)	214,930

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	2015	2016	2017
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net income for the year	(40,078)	(36,374)	172,050	26,113
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	40,078	36,374	(176,563)	(26,797)
Changes in operating assets and liabilities and other, net:
Other receivables, deposits and other assets	—	—	(399)	(61)
Amounts due from related parties	—	—	(14,727)	(2,235)

Net cash used in operating activities	—	—	(19,639)	(2,980)

Cash flows from financing activities
Proceeds from initial public offering	—	—	1,151,112	174,707

Net cash provided by financing activities	—	—	1,151,112	174,707

Net change in cash and cash equivalents, and restricted cash	—	—	1,131,473	171,727
Cash and cash equivalents, and restricted cash at beginning of the year	—	—	—	—

Effect of exchange rate changes on cash and cash equivalents	—	—	(36,494)	(5,539)

Cash and cash equivalents, and restricted cash at end of the year	—	—	1,094,979	166,188

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of August 31, 2017, RMB 425,024 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended August 31, 2015, 2016 and 2017.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities provided that the indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act because we issued and sold all the shares in transactions conducted outside the United States.

Purchaser	Date of Sale or Issuance	Number of Securities(1)	Consideration (US$)
Excellence Education Investment Limited	December 16, 2016	1	0.0001
Excellence Education Investment Limited	February 8, 2017	7,258,999	725.8999
Ultimate Wise Group Limited	February 8, 2017	2,000,000	200
Junli He	February 8, 2017	741,000	74.1
Certain school principals and management team members	December 15, 2017	Options to purchase 900,000 Class A ordinary shares	Exercise price of US$8.74 per share

(1)	On April 26, 2017, we effected a sub-division of each of the authorized and issued ordinary shares of par value US$0.0001 each into 10 shares of par value US$0.00001 each, and the number of our authorized ordinary shares was increased to 5,000,000,000.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1**	Form of underwriting agreement

3.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.1	Registrant’s specimen American depositary receipt (included in Exhibit 4.3)

4.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)

4.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)

5.1*	Opinion of Conyers Dill & Pearman (Cayman) Limited regarding the validity of the ordinary shares being registered

8.1*	Opinion of Conyers Dill & Pearman (Cayman) Limited regarding certain Cayman Islands tax matters

10.1	Form of employment agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

10.2	Form of indemnification agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

10.3	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

10.4	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

10.5	English translation of power of attorney granted by BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

10.6	English translation of power of attorney granted by Ms. Meirong Yang dated January 25, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

10.7	English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

Exhibit Number	Description of Document

10.8	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

10.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

10.10	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. dated June 14, 2017 (incorporated by reference to Exhibit 4.10 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

10.11	English Translation of Rights and Obligations Assumption Letter executed by Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd. dated May 18, 2017(incorporated by reference to Exhibit 4.11 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

10.12	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Kindergarten dated August 30, 2017(incorporated by reference to Exhibit 4.12 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

10.13	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Foreign Language School dated October 13, 2017(incorporated by reference to Exhibit 4.13 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

10.14	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden Jade Bay Kindergarten dated July 5, 2017(incorporated by reference to Exhibit 4.14 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

10.15	English Translation of Rights and Obligations Assumption Letter executed by Shaoguan Country Garden English Foreign Language School dated September 3, 2017(incorporated by reference to Exhibit 4.15 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

10.16	English Translation of Rights and Obligations Assumption Letter executed by Shenghua Country Garden Bilingual School dated October 10, 2017 (incorporated by reference to Exhibit 4.16 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

10.17	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden School dated September 25, 2017(incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

10.18*	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Qingxi Country Garden Kindergarten dated February 5, 2018

10.19*	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Qishi Country Garden Kindergarten dated February 5, 2018

Exhibit Number	Description of Document

21.1*	List of subsidiaries and affiliated entities of the Registrant

23.1*	Consent of Deloitte Touche Tohmatsu

23.2*	Consent of Conyers Dill & Pearman (Cayman) Limited (included in Exhibit 5.1)

23.3*	Consent of JunHe LLP (included in Exhibit 99.2)

23.4	Consent of Frost & Sullivan (incorporated by reference to Exhibit 15.1 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

24.1*	Powers of attorney (included on signature page)

99.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

99.2*	Opinion of JunHe LLP regarding certain PRC law matters

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this registration statement on Form F-1
**	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Foshan, China, on February 23, 2018.

Bright Scholar Education Holdings Limited

By:	/s/ Junli He
Name: Junli He
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Mr. Junli He and Ms. Dongmei Li as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Huiyan Yang Huiyan Yang	Chairperson of the Board of Directors	February 23, 2018

/s/ Shuting Zhou Shuting Zhou	Director	February 23, 2018

/s/ Peter Andrew Schloss Peter Andrew Schloss	Director	February 23, 2018

/s/ Jun Zhao Jun Zhao	Director	February 23, 2018

/s/ Junli He Junli He	Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2018

/s/ Dongmei Li Dongmei Li	Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2018

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Bright Scholar Education Holdings Limited has signed this registration statement or amendment thereto in New York, on February 23, 2018.

Authorized U.S. Representative

By:	/s/ Giselle Manon
	Name:	Giselle Manon, on behalf of Law Debenture Corporate Services Inc.
	Title:	Service of Process Officer